Exhibit 99.2

PURCHASE AND SALE AGREEMENT

among

ALASKA UTILITY HOLDINGS INC.,

SEMCO ENERGY, INC.,

and

TRISUMMIT CYCLE HOLDING INC.
(solely for the purposes of Sections 13.3 and 13.17)
as Buyer Parent

Dated as of May 25, 2022

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EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Formof Securities Transfer Agreement
Exhibit B	Formof Transition Services Agreement
Exhibit C	Formof Resignation and Mutual Release Agreement
Exhibit D	Illustrative Calculation of Working Capital
Exhibit E	Equity Commitment Letters
Exhibit F	Restrictive Covenant Agreement

SCHEDULES

Schedule A	Transferred Assets and Excluded Assets
Schedule B	Pre-Closing Reorganization

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VENDOR DISCLOSURE SCHEDULE

Section 1.1(b)	Vendor Knowledge Persons
Section 1.1(c)	Certain Permitted Encumbrances
Section 3.4	Vendor Approvals
Section 4.3	Capitalization
Section 4.4	Subsidiaries
Section 4.9	Preferential Purchase Rights
Section 4.10	Financial Statements
Section 4.11(b)	Intercompany Indebtedness
Section 4.14(a)	Material Contracts
Section 4.14(c)	Funding Commitments
Section 4.15(a)	Litigation and Claims (Against Vendor)
Section 4.15(b)	Litigation and Claims (Commenced by Vendor)
Section 4.16(a)	Compliance with Laws and Permits
Section 4.16(b)	Certain Permits
Section 4.17	Certain Real Property Interests
Section 4.18	Environmental Matters
Section 4.19(a)	Business Benefit Plans
Section 4.19(b)	Business Benefit Agreements
Section 4.19(d)	Labor, Employment and Employee Benefit Matters
Section 4.19(i)	Compliance with Labor and Employment Laws
Section 4.20(a)	Tax Matters
Section 4.20(b)	Classification of the Conveyed Entities
Section 4.21(a)	Policies
Section 4.21(b)	Claims under Policies
Section 4.22	Intellectual Property
Section 4.23(c)	Consent of, or Notice to, Persons under Privacy Commitments
Section 4.24	Bank Accounts
Section 4.27	Sufficiency of Assets
Section 4.29	Material Customers and Material Suppliers
Section 8.2(a)	Conduct of Business
Section 8.2(a)(vii)	Capital Expenditure Budget
Section 8.5(e)	Regulatory Filings in the Ordinary Course of Business
Section 8.7	Vendor Contacts
Section 9.1(h)	Consents
Section 11.2(b)	Vendor Guarantees
Section 11.4(k)	Existing Collective Bargaining Agreements
Section 11.9(a)	Continuing Intercompany Agreements

BUYER DISCLOSURE SCHEDULE

Section 1.1(a)	Buyer Knowledge Persons
Section 6.4	Buyer Approvals
Section 8.7	Buyer Contacts

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THIS PURCHASE AND SALE AGREEMENT is dated as of May 25, 2022 (the “Signing Date”)

AMONG:

SEMCO Energy, Inc., a corporation incorporated under the laws of the State of Michigan (“Vendor”);

Alaska Utility Holdings Inc., a corporation incorporated under the laws of the State of Delaware (“Buyer”);

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TriSummit Cycle Holding Inc., a corporation existing under the laws of Canada (“Buyer Parent”), which is Party to this Agreement solely for the purposes of Sections 13.3 and 13.17;

WITNESSES THAT:

WHEREAS, as of the Signing Date, Vendor is the direct owner of the ENSTAR Assets, the SEMCO-CINGSA Interests and the APC Interests;

AND WHEREAS, as of the Signing Date, APC is the direct owner of the APC Assets and the NORSTAR Interests;

AND WHEREAS, in connection with the Transactions, Vendor will, prior to Closing, complete, or cause to be completed, the Pre-Closing Reorganization, such that: (a) Vendor will form NewCo and be the direct owner of the Purchased Member Interests; (b) NewCo will form New APC and New ENSTAR and be the direct owner of the New APC Interests and the New ENSTAR Interests; (c) Vendor will, through a series of transaction steps, transfer the APC Assets to New APC and the ENSTAR Assets to New ENSTAR; (d) NewCo will become the direct owner of: (i) the SEMCO-CINGSA Interests; and (ii) the NORSTAR Interests, in each case, pursuant to the more detailed steps contained in this Agreement;

AND WHEREAS, the Parties desire that, at the Closing, Vendor shall sell and transfer to Buyer, and Buyer shall purchase from Vendor, the Purchased Member Interests, upon the terms, and subject to the conditions, set forth herein;

AND WHEREAS, concurrently with the execution of this Agreement, each Sponsor has delivered to Vendor a duly executed equity commitment letter, attached hereto as Exhibits E-1 and E-2;

AND WHEREAS, concurrently with the execution of this Agreement, AltaGas Ltd. has delivered to Buyer a duly executed restrictive covenant agreement (the “Restrictive Covenant Agreement”), a copy of which is attached hereto as Exhibit F.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS AND TERMS

1.1	Certain Definitions.

As used in this Agreement, including the recitals, the following capitalized terms have the meanings set forth or referenced below (and grammatical variations of such terms shall have corresponding meanings):

“Abandonment and Reclamation Obligations” means all past, present and future duties and obligations, whether arising under Contracts, applicable Law or otherwise, arising from or in connection with the closure, abandonment, decommissioning, dismantling and removal of any of the Conveyed Entity Assets and all structures, foundations, buildings, facilities, pipelines, equipment and other physical assets used in connection with the Business, together with the restoration, remediation and reclamation of the surface and subsurface of any lands on or in which any of the foregoing are or were located and any other lands which are or were used to gain access thereto, together with all associated Liabilities.

“Accrued Net Income Taxes” means all unpaid income Taxes first due and payable after the Closing Date with respect to taxable periods or portions thereof ending on or before the Closing Date (other than such Taxes payable by Excluded AltaGas Affiliates) in respect of a consolidated U.S. federal or state income Tax Return), calculated on a jurisdiction-by-jurisdiction basis, and which amount, for the avoidance of doubt, shall in no event be less than zero with respect to any jurisdiction.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with, such first Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided, however, that no Sponsor or any portfolio company, investment fund, pooled investment vehicle or other investment vehicle of, or managed or directly or indirectly invested in by, any Sponsor or its Affiliates shall be deemed Affiliates of Buyer Parent or Buyer or any of their Subsidiaries.

“Agreement” means this Purchase and Sale Agreement, as it may be amended or supplemented from time to time in accordance with the terms hereof.

“Alaska Storage” means Alaska Storage Holding Company, LLC, a limited liability company incorporated under the laws of the State of Delaware.

“Alaska Storage LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Alaska Storage Holding Company, LLC dated as of September 30, 2011, as amended as of April 30, 2014 and as further amended as of September 24, 2020.

“Allocation Schedule” has the meaning set forth in Section 11.3(j)(ii).

“APC” means Alaska Pipeline Company, a company incorporated under the laws of the State of Alaska.

“APC Assets” means the APC Tangibles and the APC Miscellaneous Interests.

“APC Documents” means all Contracts and documents that relate to the construction, ownership and operation of the APC Tangibles including: (a) Permits; (b) any and all certificates of title, leases, licenses, assignments, trust declarations, operating agreements, sale and purchase agreements and agreements for the construction, ownership and operation of the APC Tangibles; (c) any and all Contracts and documents granting, reserving or otherwise conferring rights to enter upon, use or occupy the surface of the APC Real Property Interests and any other lands on which the APC Tangibles are located or which are or may be used to gain access to or otherwise use the APC Tangibles; (d) any and all service Contracts for the operation of the APC Tangibles by a Person other than Vendor and its Affiliates; and (e) rights to acquire any of the foregoing.

“APC Easements” means the rights-of-way, easements and similar interests and any related permits in which APC (in respect of the APC Assets) currently has a legal or beneficial interest and that directly relates to the ownership or operation of the APC Assets, including those rights-of-way described in Schedule A under the heading “APC Rights-of-Way”.

“APC Facilities” means the facilities set forth and described in Schedule A under the heading “APC Facilities”.

“APC Interests” means 100% of the common shares of APC, being all of the issued and outstanding securities of APC.

“APC Leased Real Property” means the land, buildings, fixtures and improvements currently leased by APC (in respect of the APC Assets), as tenant, pursuant to a Lease, and such Leases are set forth and described in Schedule A under the heading “APC Leased Real Property”.

“APC Miscellaneous Interests” means all right, title, interest and estate of APC (or, upon completion of the Pre-Closing Reorganization, New APC) in and to all property, assets, interests and rights (other than the APC Tangibles) pertaining to the APC Tangibles, including: (a) the APC Documents; and (b) records, files, reports, data (including current and historical employee emails, financial data and databases, configuration and integration codes and application programming interfaces), correspondence and other information, including leases, licenses, Permits, Contracts and facilities files and records, but in each case excluding the Excluded Assets.

“APC Other Tangibles” means the tangible property and assets not directly related to the APC Facilities or the APC Pipelines, but currently used by APC (or, upon completion of the Pre-Closing Reorganization, New APC), to operate or service the APC Facilities or the APC Pipelines, as set forth and described in Schedule A under the heading “APC Other Tangibles”.

“APC Owned Real Property” means the land currently owned by APC (in respect of the APC Assets), together with the buildings, fixtures and other improvements situated thereon, set forth and described in Schedule A under the heading “APC Owned Real Property”.

“APC Pipelines” means the transmission pipelines and distribution pipelines set forth and described in Schedule A under the heading “APC Pipelines”.

“APC Real Property Interests” means, collectively, the APC Owned Real Property, the APC Leased Real Property and the APC Easements.

“APC Tangibles” means all right, title, interest and estate of APC (or, upon completion of the Pre-Closing Reorganization, New APC) in and to the APC Facilities, the APC Pipelines, the APC Other Tangibles and any and all other tangible property and assets that are located within, upon, below or in the vicinity of the APC Real Property Interests and which are being used or held for use in connection with the APC Facilities and the APC Pipelines, including any and all equipment, pipeline connections, meters, generators, motors, boilers, improvements, communication equipment and other apparatus, but in each case excluding the Excluded Assets.

“Assumed Benefit Obligations” has the meaning set forth in Section 11.4(d).

“Balance Sheet” means the balance sheet with respect to ENSTAR as of December 31, 2021.

“Base Purchase Price” has the meaning set forth in Section 2.2.

“bcf” means billion cubic feet.

“Budgeted Capital Expenditures” has the meaning set forth in Section 2.8(i)(iii).

“Burdensome Conditions” means: (a) any undertakings, terms, conditions, Liabilities, obligations, commitments, sanctions or other measures (including any Remedy Undertaking) that would have, or reasonably be expected to have, a material adverse effect on the financial condition, assets, Liabilities, businesses or results of operations of (i) the Conveyed Entities, taken as a whole; or (ii) Buyer Parent and its Subsidiaries, taken as a whole and determined after giving effect to the Transactions; or (b) with respect to any Sponsor or any of its Affiliates or any portfolio company, investment fund, pooled investment vehicle or other investment vehicle of, or managed or directly or indirectly invested in by, any Sponsor or its Affiliates (for the purposes of this definition, the “Sponsor Group”) (other than Buyer Parent or any of its Subsidiaries (including, for certainty, Buyer)), any undertaking, term, condition, Liability, obligation, commitment, sanction or other measures (including a Remedy Undertaking) that apply to any member of the Sponsor Group; provided that, the Sponsors will reasonably cooperate with any information requests in relation to securing the Regulatory Approvals (except to the extent that Sponsors are restricted under applicable Law from sharing such information).

“Business” means (a) the natural gas distribution business as presently carried on by ENSTAR; (b) the natural gas transmission and distribution business as presently carried on by APC; (c) the natural gas operations services business as presently carried on by NORSTAR Pipeline; and (d) the indirect ownership of a sixty-five percent (65%) interest in the Storage JV Business, in each case excluding the Excluded Assets.

“Business Benefit Agreement” means each written or oral employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination or other Contract between the Vendor, NewCo or any Affiliate of Vendor, on the one hand, and any Business Personnel, on the other hand, and that is in effect as of the Signing Date.

“Business Benefit Plans” means each written or oral: (a) pension plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) or post-retirement or employment health or medical plan, program, policy or arrangement, (b) bonus, incentive, commission, or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (c) severance, change in control, retention, deferred compensation, termination or similar plan, program, policy or arrangement, (d) health, medical, dental, vision, life insurance, death benefit, accidental death and dismemberment insurance or other similar welfare or fringe benefit plan, program, policy or arrangement or (e) other compensation or benefit plan, program, policy, in each case that is, as of the Signing Date or sponsored, maintained, contributed to or required to be maintained or contributed to by the Vendor, NewCo or any Vendor Affiliate for the benefit of any Business Personnel.

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday on which banks in: (a) Port Huron, Michigan, United States; (b) New York, New York, United States; (c) Toronto, Ontario, Canada; (d) Anchorage, Alaska, United States; or (e) Calgary, Alberta, Canada, are generally closed for commercial banking business.

“Business Employee” means each employee of NewCo or a Subsidiary of NewCo as of the Closing Date.

“Business Personnel” means any current or former director, officer, employee or independent contractor of the Business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Approvals” has the meaning set forth in Section 6.4.

“Buyer Contacts” has the meaning set forth in Section 8.7(a).

“Buyer Disclosure Schedule” means the disclosure schedule delivered to Vendor by Buyer prior to or simultaneously with the execution and delivery of this Agreement by the Parties.

“Buyer Fundamental Representations” means the representations and warranties of Buyer in Section 6.1 (Organization and Good Standing), Section 6.2 (Corporate Authorization), Section 6.3 (Non-Contravention) and Section 6.9 (No Brokers or Finders).

“Buyer Guaranteed Obligations” has the meaning set forth in Section 13.17.

“Buyer Indemnified Parties” has the meaning set forth in Section 12.2.

“Buyer Parent” has the meaning set forth in the preamble.

“Capital Expenditure Budget” means, with respect to Capital Expenditures incurred in the 2022 calendar year, the capital expenditure budget for the 2022 calendar year set forth in Section 8.2(a)(vii) of the Vendor Disclosure Schedule.

“Capital Expenditures” has the meaning set forth in Section 2.8(i)(iv).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136).

“Cash” has the meaning set forth in Section 2.8(i)(v).

“Casualty Loss Event” has the meaning set forth in Section 8.3(b).

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Approval” means (a) the Parties have received written notice from CFIUS that: (i) CFIUS has determined that the Transactions are not “covered transactions,” as defined in the DPA; (ii) CFIUS has conducted an assessment, review or investigation with respect to the Transactions and determined that there are no unresolved national security concerns, and has concluded all action under the DPA; or (iii) CFIUS has determined, pursuant to 31 C.F.R. § 800.407(a)(2), that it is not able to conclude action under the DPA with respect to the Transactions pursuant to a CFIUS Declaration submitted by the Parties but has not requested the submission of a CFIUS Notice; or (b) pursuant to the DPA, CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the Transactions and (i) the President has announced a decision not to suspend or prohibit such transactions or (ii) the period under the DPA during which the President may announce a decision to take such action has expired without any such action being announced or taken.

“CFIUS Declaration” means a declaration filing with respect to the Transactions submitted to CFIUS by the Parties pursuant to 31 C.F.R. Part 800 Subpart D.

“CFIUS Notice” means a notice filing with respect to the Transactions submitted to CFIUS pursuant to 31 C.F.R. Part 800 Subpart E.

“CINGSA” means Cook Inlet Natural Gas Storage Alaska, LLC, a limited liability company incorporated under the laws of the State of Delaware.

“CINGSA Notes” means, collectively, the senior secured notes issued by CINGSA pursuant to a Note Purchase Agreement dated as of June 10, 2014 among CINGSA, as issuer, Alaska Storage, as non-recourse guarantor, and the purchasers listed in Schedule A thereto.

“Claim Notice” has the meaning set forth in Section 12.6(a).

“Clones” has the meaning set forth in Section 8.7(b)(iii)

“Closing” means the consummation of the Transactions.

“Closing Cash” has the meaning set forth in Section 2.8(f).

“Closing CINGSA Budgeted Capex” has the meaning set forth in Section 2.8(f).

“Closing CINGSA Budgeted Capex Adjustment” has the meaning set forth in Section 2.8(i)(vi).

“Closing Date” means the date on which the Closing occurs.

“Closing ENSTAR Budgeted Capex” has the meaning set forth in Section 2.8(f).

“Closing ENSTAR Budgeted Capex Adjustment” has the meaning set forth in Section 2.8(i)(vii).

“Closing Incremental CINGSA Capex” has the meaning set forth in Section 2.8(f).

“Closing Incremental ENSTAR Capex” has the meaning set forth in Section 2.8(f).

“Closing Indebtedness” has the meaning set forth in Section 2.8(f).

“Closing Payment” has the meaning set forth in Section 2.3.

“Closing Statement” has the meaning set forth in Section 2.8(f).

“Closing Working Capital” has the meaning set forth in Section 2.8(f).

“Code” means the Internal Revenue Code of 1986, as amended and the regulations issued thereunder.

“Condemnation Value” has the meaning set forth in Section 8.3(b)(ii).

“Conditions Satisfaction Date” means the date on which the last of the conditions set forth in Article 9 (other than those conditions which by their terms or nature are to be satisfied at Closing, but which are capable of being satisfied as of such date) are satisfied or waived in accordance with this Agreement.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of January 21, 2022 between TriSummit Utilities Inc. and AltaGas Ltd.

“Continuation Period” has the meaning set forth in Section 11.4(b).

“Contract” means any agreement, contract, commitment, undertaking, lease, note, mortgage, indenture, settlement, license or other legally binding written or oral agreement.

“Control”, “Controls”, “Controlling” or “Controlled” means, with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. Without limiting the foregoing, a Person shall be deemed to Control any other Person if: (a) such other Person is a limited partnership and such first Person is the general partner of such other Person; (b) more than 50% of: (i) the total combined voting power of all classes of voting securities of such other Person; (ii) the total combined equity interests of such other Person; or (iii) the capital or profit interests of such other Person, in each case, is beneficially owned, directly or indirectly, by such first Person; or (c) the power to vote or to direct the voting of sufficient securities to elect a majority of the board of directors or similar governing body of such other Person is held by such first Person.

“Conveyed Entities” means, collectively, NewCo, New ENSTAR, New APC, and the Conveyed Subsidiary Entities.

“Conveyed Entity Assets” means the property and assets of the Conveyed Entities, which as of Closing will include the Transferred Assets.

“Conveyed Subsidiary Entities” means, collectively, SEMCO-CINGSA, NORSTAR Pipeline and the Storage JV.

“Conveyed Subsidiary Interests” means, collectively: (a) the New ENSTAR Interests; (b) the New APC Interests; (c) the SEMCO-CINGSA Interests; (d) the NORSTAR Interests; and (e) the Storage JV Interests.

“Covered Vendor Guarantees” has the meaning set forth in Section 11.2(b).

“CPCN” means a Certificate of Public Convenience and Necessity issued by the RCA.

“Credit Support” means any guarantee, letter of credit, surety or performance bond or any other similar agreement or arrangement (including any security or collateral furnished in connection therewith).

“Current Assets” has the meaning set forth in Section 2.8(i)(ix).

“Current Liabilities” has the meaning set forth in Section 2.8(i)(x).

“Debt Financing” means any debt financing which may be obtained by Buyer or any of its Affiliates at or prior to the Closing Date for the purposes of financing the Transactions and any related fees and expenses.

“Debt Financing Source” means any lender that has committed to provide, arrange or otherwise entered into Contracts in connection with the Debt Financing in connection with the Transactions, or any Affiliates of any such Person or any of their respective stockholders, members, partners, managers, officers, directors, employees, agents, advisors, representatives, successors or permitted assigns.

“Deferred Payroll Tax Amount” means any obligations to pay employment, payroll, social security or similar Taxes to the extent that they have been incurred but not paid as of the Closing as a result of an election by any Conveyed Entity to defer such payment pursuant to Section 2302 of the CARES Act.

“Derivative Contract” means any Contract that is a swap, forward, future or option thereon, as such terms are defined under the U.S. Commodity Exchange Act and related U.S. Commodity Futures Trading Commission rules, regulations, and interpretive guidance, whether exchange traded, “over-the-counter,” or otherwise.

“Disclosure Documents” has the meaning set forth in Section 11.10(b).

“Disclosure Schedule” has the meaning set forth in Section 13.10(a).

“DNR” means the Alaska Department of Natural Resources and its subsidiary agencies.

“DNR Approvals” means approval by DNR in one or more final non-appealable orders for the direct or indirect transfer of interests in the rights-of-way or other real property rights for the APC Pipelines and for the ENSTAR Pipelines, and any other rights-of-way or real property rights administered by DNR that are held by Vendor or any of the Conveyed Entities in respect of any other Transferred Assets, which transfers arise as a result of the Transactions (including the Pre-Closing Reorganization).

“DOJ” has the meaning set forth in Section 8.5(a).

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

“Easements” means, collectively, (a) the APC Easements; (b) the ENSTAR Easements; and (c) the rights-of-way, easements and similar interests and any related permits in which a Conveyed Subsidiary Entity currently has a legal or beneficial interest that directly relate to the ownership or operation of the Conveyed Entity Assets.

“ECLs” means, collectively, the equity commitment letters dated as of the date hereof by and between: (a) Public Sector Pension Investment Board and Buyer Parent; and (b) Alberta Investment Management Corporation and Buyer Parent.

“Effective Time” has the meaning set forth in Section 2.4.

“Encumbrance” means any lien, pledge, charge, encumbrance, covenant, condition, restriction, lease, license, mortgage, hypothecation or other security interest, any easement, encroachment or other adverse claim, or any option, right of first refusal or other restriction on transfer.

“ENSTAR” means ENSTAR Natural Gas Company, a division of Vendor.

“ENSTAR Assets” means the ENSTAR Tangibles and the ENSTAR Miscellaneous Interests.

“ENSTAR Documents” means all Contracts and documents that relate to the construction, ownership and operation of the ENSTAR Tangibles including: (a) Permits; (b) any and all certificates of title, leases, licenses, assignments, trust declarations, operating agreements, sale and purchase agreements and agreements for the construction, ownership and operation of the ENSTAR Tangibles; (c) any and all Contracts and documents granting, reserving or otherwise conferring rights to enter upon, use or occupy the surface of the ENSTAR Real Property Interests and any other lands on which the ENSTAR Tangibles are located or which are or may be used to gain access to or otherwise use the ENSTAR Tangibles; (d) any and all service agreements for the operation of the ENSTAR Tangibles by a Person other than Vendor and its Affiliates; and (e) rights to acquire any of the foregoing.

“ENSTAR Easements” means the rights-of-way, easements and similar interests and any related permits in which Vendor (in respect of the ENSTAR Assets) currently has a legal or beneficial interest and that directly relates to the ownership or operation of the ENSTAR Assets, including those rights-of-way described in Schedule A under the heading “ENSTAR Rights-of-Way”.

“ENSTAR Facilities” means the facilities set forth and described in Schedule A under the heading “ENSTAR Facilities”.

“ENSTAR Leased Real Property” means the land, buildings, fixtures and improvements currently leased by Vendor (in respect of the ENSTAR Assets), as tenant, pursuant to a Lease, and such Leases are set forth and described in Schedule A under the heading “ENSTAR Leased Real Property”.

“ENSTAR Miscellaneous Interests” means all right, title, interest and estate of Vendor (or, upon completion of the Pre-Closing Reorganization, New ENSTAR) in and to all property, assets, interests and rights (other than the ENSTAR Tangibles) pertaining to the ENSTAR Tangibles, including: (a) the ENSTAR Documents; and (b) records, files, reports, data (including current and historical employee emails, financial data and databases, configuration and integration codes and application programming interfaces), correspondence and other information, including leases, licenses, Permits, Contracts and facilities files and records, but in each case excluding the Excluded Assets.

“ENSTAR Other Tangibles” means the tangible property and assets not directly related to the ENSTAR Facilities or the ENSTAR Pipelines, but currently used by Vendor (or, upon completion of the Pre-Closing Reorganization, New ENSTAR) to operate or service the ENSTAR Facilities or the ENSTAR Pipelines, as set forth and described in Schedule A under the heading “ENSTAR Other Tangibles”.

“ENSTAR Owned Real Property” means the land currently owned by Vendor (in respect of the ENSTAR Assets), together with the buildings, fixtures and other improvements situated thereon, set forth and described in Schedule A under the heading “ENSTAR Owned Real Property”.

“ENSTAR Pipelines” means the transmission pipelines and distribution pipelines set forth and described in Schedule A under the heading “ENSTAR Pipelines”.

“ENSTAR Real Property Interests” means, collectively, the ENSTAR Owned Real Property, the ENSTAR Leased Real Property and the ENSTAR Easements.

“ENSTAR Tangibles” means all right, title, interest and estate of Vendor (or, upon completion of the Pre-Closing Reorganization, New ENSTAR) in and to the ENSTAR Facilities, the ENSTAR Pipelines, the ENSTAR Other Tangibles and any and all other tangible property and assets that are located within, upon, below or in the vicinity of the ENSTAR Real Property Interests and which are being used or held for use in connection with the ENSTAR Facilities and the ENSTAR Pipelines, including any and all equipment, pipeline connections, meters, generators, motors, boilers, improvements, communication equipment and other apparatus, but in each case excluding the Excluded Assets.

“ENSTAR Union Pension Plan Trust” has the meaning set forth in Section 11.4(g)(vii).

“Enterprise Software” has the meaning set forth in Section 8.7(b)(ii).

“Environment” means the components of the earth, alone or in combination, and includes ambient air, land, surface and sub-surface strata, groundwater, surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, including plants, animals and humans, and the interacting natural systems that include such components.

“Environmental Law” means any Law concerning the protection, reclamation or restoration of the Environment, or the protection of human health and safety, including those relating to the impact on the Environment or human health of any use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, Release or threatened Release, emission, discharge or disposal of any Hazardous Material, or pollution, contamination or remediation of the Environment.

“Environmental Liabilities” means all past, present and future Losses and Liabilities, whether arising under Contract, tort based on negligence or strict liability, applicable Law or otherwise, arising from or associated with: (a) any Abandonment and Reclamation Obligations; (b) any damage to, contamination of or other adverse impacts on the Environment or human health, howsoever and by whomsoever caused, and regardless of whether such damage, contamination or other adverse impacts occur or arise in whole or in part prior to, on or subsequent to the Closing Date; (c) the presence, collection, accumulation, use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, management, Release or threatened Release, emission, discharge or disposal of Hazardous Materials; (d) compliance with or the consequences of any non-compliance with, or violation or breach of, any applicable Environmental Law or Environmental Permit; (e) sampling, monitoring, investigating or assessing the Environment or any potential impacts thereon from any past, present or future activities or operations; or (f) the protection, reclamation, remediation or restoration of the Environment or protection of human health, in each case, that relate to or arise by virtue of the Conveyed Entity Assets or the ownership or operation thereof, or any past, present or future operations and activities conducted in connection therewith or on or in respect of the lands upon which any of the Conveyed Entity Assets or any structures, foundations, buildings, facilities, pipelines, equipment and other physical assets used in connection with the Business are or were located and any other lands which are or were used to gain access thereto.

“Environmental Permit” means any Permit required under any applicable Environmental Law.

“Equity Financing” has the meaning set forth in Section 6.7.

“Estimated Cash” has the meaning set forth in Section 2.7(a)(i).

“Estimated CINGSA Budgeted Capex” has the meaning set forth in Section 2.7(a)(v).

“Estimated CINGSA Budgeted Capex Adjustment” has the meaning set forth in Section 2.7(b)(iv).

“Estimated CINGSA Unbudgeted Capex” has the meaning set forth in Section 2.7(a)(viii).

“Estimated ENSTAR Budgeted Capex” has the meaning set forth in Section 2.7(a)(ix).

“Estimated ENSTAR Budgeted Capex Adjustment” has the meaning set forth in Section 2.7(a)(x).

“Estimated ENSTAR Unbudgeted Capex” has the meaning set forth in Section 2.7(a)(xii).

“Estimated Incremental CINGSA Capex” has the meaning set forth in Section 2.7(a)(vii).

“Estimated Incremental ENSTAR Capex” has the meaning set forth in Section 2.7(a)(xi).

“Estimated Indebtedness” has the meaning set forth in Section 2.7(a)(ii).

“Estimated Statement” has the meaning set forth in Section 2.7(a).

“Estimated Working Capital” has the meaning set forth in Section 2.7(a)(iii).

“Estimated Working Capital Adjustment” has the meaning set forth in Section 2.7(b)(iii).

“Excluded AltaGas Affiliate” means Vendor and any Affiliate of Vendor other than a Conveyed Entity.

“Excluded Assets” means any item or thing referred to under the heading “Excluded Assets” in Schedule A.

“FCC Approval” means the Federal Communications Commission consent for transfer of radio licenses.

“Federal Approvals” means the CFIUS Approval and approval by the U.S. Fish and Wildlife Service, U.S. Bureau of Land Management, U.S. Air Force or other federal Government Entity in one or more final consents or non-appealable orders required for the direct or indirect transfer of interests in the rights-of-way or other real property rights for the APC Pipelines and for the ENSTAR Pipelines, and any other rights-of-way or other real property rights administered by such Government Entities that are held by Vendor or any of the Conveyed Entities in respect of any other Conveyed Entity Assets, which transfers arise as a result of the Transactions (including the Pre-Closing Reorganization).

“Financial Statements” has the meaning set forth in Section 4.10.

“Fraud” means an actual and intentional fraud committed by a Party to this Agreement with respect to the representations and warranties set forth in Article 3, Article 4 or Article 6 of this Agreement, as applicable, or in any of the Transaction Documents, with specific intent to deceive and mislead the other Party and to induce such Party to enter into this Agreement; provided, that, such actual and intentional fraud of such Party shall only be deemed to exist if: (a) in the case of Buyer, a director or senior management officer, or (b) in the case of Vendor, an individual listed in Section 1.1(b) of the Vendor Disclosure Schedule, in each case, had actual knowledge (as opposed to any claim based on constructive or imputed knowledge) of the breach of the applicable representation or warranty when such representation or warranty was made, with a specific intention to induce the Party to whom such representation was made to act or refrain from acting in reliance upon it and causing that Party to rely thereon and causing such Party to suffer damage by reason of such reliance. For greater certainty, a claim for Fraud may only be made against the Party to this Agreement committing such Fraud.

“FTC” has the meaning set forth in Section 8.5(a).

“Government Contract” means any Contract (including any prime contract, subcontract, purchase order, task order, delivery order, basic ordering agreement, pricing agreement, teaming agreement, letter contract, grant, cooperative agreement, or other transactional authority agreement, or other similar written arrangement) between any Conveyed Subsidiary Entity, Vendor (to the extent related to the ENSTAR Assets) or APC (to the extent related to the APC Assets) (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or any Conveyed Subsidiary Entity, as applicable), on the one hand, and (a) any Government Entity or (b) any contractor of a Government Entity in its capacity as a contractor of a Government Entity, on the other hand. A purchase, task, or delivery order issued under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Government Entity” means: (a) any domestic or foreign government, whether national, federal, multinational, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise); (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government; (c) any court, tribunal, commission, individual arbitrator or arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association; provided that the Sponsors shall not be Government Entities for the purposes of this Agreement.

“Hazardous Materials” means any waste, chemical, material or other substance that is regulated, listed, defined, designated or classified as hazardous, radioactive or toxic or a pollutant or a contaminant under any Environmental Law, including petroleum and all derivatives thereof, asbestos or asbestos-containing materials in any form or condition, and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“HSR Approval” means that all waiting periods applicable to the Transactions under the HSR Act (and any extensions thereof), and any commitment to, or agreement (including any timing agreement) with, any Government Entity to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated.

“Indebtedness” has the meaning set forth in Section 2.8(i)(xi).

“Indemnified Parties” has the meaning set forth in Section 12.3.

“Indemnified Tax Liabilities” has the meaning set forth in Section 11.3(a).

“Indemnifying Party” has the meaning set forth in Section 12.6(a).

“Independent Accountant” has the meaning set forth in Section 2.8(f).

“Initial Statement” has the meaning set forth in Section 2.8(a).

“Intellectual Property” means any and all intellectual property and rights therein, including, without limitation, rights provided under patent law, copyright law, trade-mark law, design patent or industrial design law, semi-conductor chip, layout, architecture, topology or mask work law, trade secret law or any other applicable Law that provides a right in intellectual property or the expression or use of intellectual property and the goodwill associated therewith or symbolized thereby, and any applications, registrations or any other evidence of a right in any of the foregoing.

“Intercompany Agreements” means, collectively, any Contracts between any Excluded AltaGas Affiliate, on the one hand, and any Conveyed Entity, on the other hand.

“Intercompany Indebtedness” means, collectively, (a) all principal, interest, prepayment, premiums, penalties, termination payments and similar obligations owing by the Conveyed Entities, on the one hand, to any Excluded AltaGas Affiliate, on the other hand; and (b) any outstanding amounts accrued but not yet paid by Vendor or its Affiliates with regard to long-term incentive awards for Business Personnel.

“Intercompany Payables” mean all payables owed by any of the Conveyed Entities to any Excluded AltaGas Affiliate, as determined in accordance with US GAAP, excluding the Intercompany Indebtedness.

“Intercompany Receivables” mean all receivables owed to any of the Conveyed Entities by any Excluded AltaGas Affiliate, as determined in accordance with US GAAP.

“IT Systems” means all information technology equipment and computer systems (including Software, code, servers, workstations, routers, hubs, switches, telecommunication hardware, network and other equipment), including those relating to the transmission and storage of data and information.

“Knowledge” means, with respect to Vendor, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed in Section 1.1(b) of the Vendor Disclosure Schedule or, with respect to Buyer, the actual knowledge (as opposed to any constructive or imputed knowledge) of the individuals listed in Section 1.1(a) of the Buyer Disclosure Schedule.

“Law” means any domestic or foreign, whether national, multinational, federal, state, territorial, municipal or local, law (including common law and equity), statute, treaty, convention, ordinance, rule, regulation, code, requirement, order, judgment, injunction, writ, decision, determination, award, ruling or decree enacted, issued, promulgated, enforced or entered by any Government Entity.

“Lease” means, for the purposes of the definition of Leased Real Property any lease, sublease, license, sublicense or similar interests in real property, including all assignments, modifications and amendments thereto.

“Leased Real Property” means, collectively, (a) the APC Leased Real Property; (b) the ENSTAR Leased Real Property; and (c) the lands, and the buildings, fixtures and improvements on such land, currently leased by any Conveyed Subsidiary Entity, as tenant, pursuant to a Lease.

“Legal Proceeding” means any actions, suits, claims, counterclaims, complaints, charges, investigations, inquiries, audits, petitions, litigations or other proceedings, whether civil, criminal, judicial, investigative or administrative (in each case, public or private) by or before a Government Entity.

“Liabilities” of any Person means, as of any given time, any and all Indebtedness, liabilities, commitments and obligations of any kind of such Person, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any Contract, tort based on negligence or strict liability or applicable Law).

“Losses” means, with respect to any Person, any and all losses, Liabilities, Taxes, claims, obligations, judgments, fines, settlement payments, awards or damages of any kind actually suffered or incurred by such Person (together with all reasonably incurred cash disbursements, costs and expenses, costs of investigation, defense and appeal and reasonable accountants’ and legal fees and expenses), whether or not involving a Third-Party Claim.

“LTIP” has the meaning set forth in Section 11.4(d).

“Manuals” has the meaning set forth in Section 11.1(a).

“Material Adverse Effect” means any change, circumstance, development, state of facts, effect or condition that has (i) prevented, materially delayed or materially impaired, or would be reasonably likely to prevent, materially delay or materially impair, the ability of Vendor to consummate the Transactions or (ii) had, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, Liabilities, assets, condition (financial or otherwise) or results of operations of the Conveyed Entities, taken as a whole; provided, however, that, in the case of clause (ii), in no event shall an adverse effect resulting from or arising in connection with any change, circumstance, development, state of facts, effect or condition directly or indirectly resulting from or arising out of any of the following, either alone or in combination, be deemed to constitute or contribute to a Material Adverse Effect, or otherwise be taken into account in determining whether a Material Adverse Effect has occurred or is existing: (a) any change or prospective change, in each case after the Signing Date, in applicable Laws, regulatory policies or accounting standards, including US GAAP, or the interpretation or enforcement thereof; (b) any change in economic, political or business conditions or financial, credit, debt or securities market conditions globally or in any country or region, including changes in interest rates, currency or exchange rates, credit markets, commodity prices, electricity prices or fuel costs; (c) any legal, regulatory or other change generally affecting the industries, industry sectors or geographic sectors in which the Conveyed Entities operate, including any change in the prices of natural gas or other hydrocarbon products, the demand for related transportation, distribution and storage services or any prohibition on the use of natural gas; (d) any change resulting or arising from the announcement or other publicity or pendency with respect to this Agreement or the Transactions (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators) (it being understood that this clause (d) shall not apply in connection with any representation or warranty in this Agreement addressing the announcement, execution, pendency or performance of this Agreement or the consummation of the Transactions or any condition as it relates to such representation or warranty); (e) any change after the Signing Date resulting or arising from acts of war (whether or not declared), hostilities, sabotage, terrorism, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other natural disaster, epidemics, pandemics, or any changes or worsening with respect thereto (including relating to COVID-19 and any variants thereof) or any other force majeure event, whether or not caused by any Person, or any national or international calamity or crisis; (f) any change resulting or arising from (i) the taking of any action by Vendor or any of its Affiliates, including any of the Conveyed Entities, expressly required or otherwise expressly contemplated by this Agreement or expressly consented to or requested by Buyer in writing; or (ii) the failure to take any action by Vendor or any of its Affiliates, including any of the Conveyed Entities, expressly prohibited or otherwise expressly contemplated by this Agreement not to be taken; (g) any failure by any of the Conveyed Entities or the Conveyed Entity Assets to achieve any published or internally prepared budgets, projections, predictions, estimates, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics (it being understood that the facts or occurrences giving rise to such failure may, except as may be provided in clauses (a), (b), (c), (d), (e) and (f) of this definition, be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect); (h) any changes, circumstances or effects resulting from Buyer’s breach of its obligations under this Agreement; or (i) any matter disclosed in the Disclosure Schedule. Notwithstanding the foregoing: (i) clauses (a), (b), (c) and (e), shall not apply to the extent of a materially disproportionate effect on the Conveyed Entities, taken as a whole, relative to others in the gas distribution, supply, operation or storage industries in the markets in which the Conveyed Entities operate; and (ii) no Material Adverse Effect shall be deemed to have occurred if such change, circumstance, development, state of facts, effect or condition has had, or would be reasonably likely to have, individually or in the aggregate, an adverse financial impact on the Conveyed Entities, taken as a whole, that is less than or equal to 10% of the Base Purchase Price.

“Material Contracts” means any Contract in effect on the date hereof to which any of the Conveyed Subsidiary Entities, Vendor (to the extent related to the ENSTAR Assets) or APC (to the extent related to the APC Assets) (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or any Conveyed Subsidiary Entity, as applicable), is a party: (a) evidencing Indebtedness (other than Intercompany Indebtedness) of any Conveyed Entity in excess of $250,000; (b) that provides for the payment by or on behalf of any of the Conveyed Entities, Vendor or APC in excess of $250,000 per annum or the delivery by any of the Conveyed Entities, Vendor or APC of goods or services with a fair market value in excess of $250,000 per annum, in each case during the remaining term thereof; (c) that provides for any of the Conveyed Entities, Vendor or APC to receive any payments in excess of, or any property with a fair market value in excess of, $250,000 per annum, in each case during the remaining term thereof; (d) that contains covenants restricting the ability of the Conveyed Entities to compete in the natural gas distribution, transportation or storage business or any other lines of business in any geographic area or with any Person (in each case, other than restrictions that are de minimis in nature or amount); (e) that grants any of the Conveyed Entities an equity interest in any partnership or joint venture (other than in each other), including any agreement or commitment to make a loan or contribution to any joint venture or partnership; (f) that is a natural gas firm storage, firm “park and loan” service, wheeling service, firm transportation, gathering, processing or other services Contract with customers of the Business that provides for any of the Conveyed Entities, Vendor or APC to receive any payments in excess of $250,000 per annum, in each case during the remaining term thereof; (g) that is a gas purchase and sale Contract or gas lease Contract that provides for any of the Conveyed Entities, Vendor or APC to receive any payments in excess of $250,000 per annum, or that provides for the payment by or on behalf of any of the Conveyed Entities, Vendor or APC in excess of $250,000 per annum, in each case during the remaining term thereof; (h) that is a gas pipeline interconnection Contract, construction Contract, or facility operating and operational balancing Contract; (i) that is a Derivative Contract; (j) for operation and maintenance services, that provides for any of the Conveyed Entities, Vendor or APC to receive any payments in excess of $250,000 per annum, or that provides for the payment by or on behalf of any of the Conveyed Entities, Vendor or APC in excess of $250,000 per annum, in each case during the remaining term thereof; (k) that is a Tax Abatement Agreement; (l) that is a partnership, shareholder or similar operating agreement of any Conveyed Entity; or (m) that provides for an option or right or privilege to purchase or acquire any of the Conveyed Entity Assets; provided, however, that “Material Contracts” shall not include any Contract that is a Business Benefit Plan or Business Benefit Agreement or Leases of Leased Real Property.

“Material Customers” has the meaning set forth in Section 4.26.

“Material Suppliers” has the meaning set forth in Section 4.26.

“New APC” has the meaning set forth in Schedule B attached hereto.

“New APC Interest” means 100% of the member interests of New APC, being all of the issued and outstanding securities of New APC.

“New ENSTAR” has the meaning set forth in Schedule B attached hereto.

“New ENSTAR Interest” means 100% of the member interests of New ENSTAR, being all of the issued and outstanding securities of New ENSTAR.

“New O&M Agreement” means a Contract between the applicable Conveyed Entity and CINGSA, on terms and subject to conditions substantially similar to those set forth in the Alaska Storage Project Operation and Maintenance Agreement between CINGSA and ENSTAR, dated as of July 30, 2010, as amended (the “Current O&M Agreement”).

“NewCo” has the meaning set forth in Schedule B attached hereto.

“Non-Cooperation Notice” has the meaning set forth in Section 8.9(e).

“NORSTAR Interests” means 100% of the common shares of NORSTAR Pipeline, being all of the issued and outstanding securities of NORSTAR Pipeline.

“NORSTAR Pipeline” means NORSTAR Pipeline Company, Inc., a corporation incorporated under the laws of the State of Alaska.

“Notice of Purchase Price Adjustment Disagreement” has the meaning set forth in Section 2.8(c).

“Notice Period” has the meaning set forth in Section 12.6(a).

“Offering Documents” has the meaning set forth in Section 8.9.

“Ordinary Course of Business” when used in relation to the taking of any action by a Person means that the action is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of normal day-to-day operations of such Person, subject to reasonable actions taken by such Person in connection with the evolving business environment as a result of the novel coronavirus (COVID-19 and any variants thereof) and to other exigent or non-ordinary course events.

“Organizational Documents” means: (a) with respect to any Person that is a corporation, its certificate of incorporation, articles of incorporation and bylaws (or other comparable documents); (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement; (c) with respect to any Person that is a trust, its declaration or agreement of trust; (d) with respect to any Person that is a limited liability company, its certificate of formation, articles of formation and limited liability company agreement (or other comparable documents); and (e) with respect to any other Person, its comparable organizational documents.

“Outside Date” has the meaning set forth in Section 10.1(b)(i).

“Outstanding Vendor Guarantees” has the meaning set forth in Section 11.2(c).

“Owned Real Property” means, collectively, (a) the APC Owned Real Property; (b) the ENSTAR Owned Real Property; and (c) the land currently owned by a Conveyed Subsidiary Entity, together with the buildings, fixtures and other improvements situated thereon.

“Parties” means Buyer, Buyer Parent (solely with respect to Sections 13.3 and 13.17) and Vendor, collectively, and “Party” means each of them (except, with respect to Buyer Parent, solely with respect to Sections 13.3 and 13.17).

“Pension Transfer Assumptions” has the meaning set forth in Section 11.4(g)(ii).

“Permits” means all permits, licenses, concessions, franchises, approvals, authorizations, registrations, variances, exemptions, waivers, orders, identification numbers and similar consents issued by, filed with or obtained from any Government Entity.

“Permitted Encumbrances” means:

(a)	Encumbrances reflected or reserved against or otherwise expressly disclosed in the Financial Statements;

(b)	builders’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’ or repairmen’s, operator’s liens or other similar common law or statutory Encumbrances for services rendered or goods supplied (i) securing payments not yet due and payable or due but not delinquent; or (ii) that are being contested in good faith and for which appropriate reserves have been established in accordance with the US GAAP;

(c)	liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with US GAAP;

(d)	pledges and deposits made in the Ordinary Course of Business with respect to, and in compliance in all material respects with, workers’ compensation, unemployment insurance and other social security Laws;

(e)	with respect to any Real Property Interests: (i) any conditions, rights, reservations, exceptions or restrictions relating to real property that are: (A) disclosed on any title commitment or report, (B) contained in the deed or instrument conveying, leasing or licensing such real property, or (C) are otherwise of public record maintained by any Government Entity; and (ii) any conditions that may be shown by a current survey or physical inspection, but in the case of each of clauses (i) and (ii), only to the extent that the same do not or would not, individually or in the aggregate, materially and adversely affect the use of the Real Property Interests that are so encumbered or affected by Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), or the Conveyed Subsidiary Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or the Conveyed Subsidiary Entities, as applicable) in the conduct of the Business as it is currently being conducted;

(f)	with respect to any Real Property Interests, any zoning, building, subdivision and other similar requirements and restrictions and all rights of any Government Entity to regulate real property and its use, but in each case only to the extent not violated by the current use or occupancy of, or activities on, such property by Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or the Conveyed Subsidiary Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or the Conveyed Subsidiary Entities, as applicable);

(g)	liens granted or arising in the Ordinary Course of Business to any public utility or Government Entity with respect to the Conveyed Entity Assets or operations pertaining thereto to the extent not due and payable or delinquent;

(h)	purchase money liens and liens securing rentals under capital leases with third parties entered into in the Ordinary Course of Business;

(i)	deposits to secure the performance of bids, trade contracts, leases, statutory obligations issued in connection with the Business;

(j)	Encumbrances supporting surety and appeal bonds, performance bonds, letters of credit and other obligations of a like nature issued in connection with the Business;

(k)	non-exclusive licenses granted in the Ordinary Course of Business but in each case only to the extent that the same do not or would not, individually or in the aggregate, materially and adversely affect the use of the Real Property Interests that are so encumbered or affected by Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), or the Conveyed Subsidiary Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or the Conveyed Subsidiary Entities, as applicable) in the conduct of the Business as it is currently being conducted;

(l)	any other Encumbrances, defects, imperfections or irregularities of title, but in each case only to the extent that the same do not or would not, individually or in the aggregate, materially and adversely affect the use of the Real Property Interests that are so encumbered or affected by Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), or the Conveyed Subsidiary Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or the Conveyed Subsidiary Entities, as applicable) in the conduct of the Business as it is currently being conducted;

(m)	any Encumbrance to be or that is released on or prior to Closing; and

(n)	any other Encumbrances identified on Section 1.1(c) of the Vendor Disclosure Schedule.

“Person” means an individual, a corporation, a general or limited partnership, an association, a joint stock company, limited liability company or other company, a Government Entity, a trust or other entity or organization, whether or not a legal entity.

“Personal Information” means information that relates to, identifies, describes or can reasonably be linked to or used to locate or contact a natural person, computer or device, including name, email address, IP address, unique or online identifier, and/or is considered “personal information”, “personally identifiable information”, “personal data” or any similar term under any applicable Law.

“Policies” has the meaning set forth in Section 4.21(a).

“Pre-Closing Period” has the meaning set forth in Section 11.3(a).

“Pre-Closing Reorganization” has the meaning set forth in Section 8.8(a).

“Privacy Commitments” has the meaning set forth in Section 4.23(a).

“Privacy Laws” shall mean all applicable Laws, guidance, guidelines and directives which relate to the privacy, collection, use, storage, disclosure, destruction, processing, security, protection, loss and theft of Personal Information (including in jurisdictions where Personal Information was collected), breach of security notification, consumer protection, critical infrastructure protection (including pipeline systems and associated infrastructure), website and mobile application privacy policies and practices, marketing and advertising, profiling and tracking, and email, text message or telephone communications.

“Protected Vendor Communications” has the meaning set forth in Section 13.15.

“Prudent Owner Standard” means: (a) those standards, practices, methods, policies and acts engaged in or approved by a significant portion of the natural gas transmission and storage industry in Alaska which is regulated by the RCA; and (b) those standards, practices, methods, policies and acts ordinarily utilized or engaged in by a reasonable and prudent owner (engaged in construction, operation and maintenance of facilities regulated by the RCA of a similar size, service and type as the Conveyed Entity Assets), consistent with good business practices, generally accepted safety and environmental standards and applicable Laws, provided that Prudent Owner Standard is not limited to a single, optimum practice, method, policy, standard or act to the exclusion of others, but rather is intended to include generally acceptable practices, methods, policies, standards or acts within the parameters set forth above.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchase Price Adjustment Consultation Period” has the meaning set forth in Section 2.8(e).

“Purchase Price Adjustment Review Period” has the meaning set forth in Section 2.8(c).

“Purchased Member Interests” means 100% of the member interests of NewCo, being all of the issued and outstanding securities of NewCo.

“R&W Insurance Policy” means a representations and warranties insurance policy which may be issued to Buyer in relation to this Agreement.

“R&W Insurer” means an insurer providing a R&W Insurance Policy.

“RCA” means the Regulatory Commission of Alaska and any successor agency.

“RCA Approvals” means the approval by the RCA in one or more final, non-appealable orders for the transfer of CPCN Nos. 4 and 141 and of a controlling interest in CPCN No. 733 from Vendor to NewCo pursuant to the Pre-Closing Reorganization, and for the transfer of a controlling interest in CPCN Nos. 4, 141 and 733 by virtue of the transfer of the Purchased Member Interests from Vendor to Buyer as part of the Transactions.

“Real Property Interests” means, collectively, the Leases of Leased Real Property, the Owned Real Property and the Easements.

“Regulatory Approvals” means, collectively, the HSR Approval, the FCC Approval, the RCA Approvals, the DNR Approvals and the Federal Approvals.

“Release” means the intermittent, gradual or spontaneous release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating into the Environment, or into, beneath, or out of any property, including the movement of Hazardous Materials through or in the Environment, whether accidental or intentional.

“Remedy Undertaking” has the meaning set forth in Section 8.5(f)(i).

“Representatives” means, with respect to any Person, any and all partners, directors, officers, employees, consultants, financial advisors, counsels, accountants and other agents of such Person.

“Required Information” means (a) any information reasonably necessary for the preparation of the Offering Documents being used for any Debt Financing; and (b) unaudited quarterly and audited full year consolidated financial statements prepared in accordance with US GAAP and audit reports in the form historically prepared by Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), and the Conveyed Subsidiary Entities and other financial and other information of the Business required under applicable securities Laws for the relevant periods, in each case, solely to the extent required or customarily included in Offering Documents being used for any Debt Financing.

“Restoration Costs” has the meaning set forth in Section 8.3(b)(ii).

“Restricted Cash” has the meaning set forth in Section 2.8(i)(xii).

“Restricted Party” means any individual or entity or vessel that is: (a) listed on a Sanctions List; (b) a government of a Sanctioned Country; (c) an agency or instrumentality of a government of a Sanctioned Country; (d) resident in, operating from, or incorporated under the Laws of, a Sanctioned Country; or (e) any Person fifty percent (50%) or more owned or controlled by any such individual or entity or acting for or on behalf of such Person or Persons.

“Sample Statement” means an illustrative calculation of Working Capital, Cash, and Indebtedness as at December 31, 2021, and Capital Expenditures for the twelve (12) month period ending December 31, 2021, which is attached hereto as Exhibit D.

“Sanctioned Country” means any country or territory subject to a comprehensive embargo imposed by a Sanctions Authority, which, as of the date of this Agreement, includes Cuba, Iran, North Korea, Crimea, Donetsk People’s Republic, Luhansk People’s Republic and Syria.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority and any applicable Laws relating thereto.

“Sanctions Authority” means (a) the United States, (b) Canada, (c) the United Nations Security Council, or (d) the respective governmental institutions of any of Canada or the United States including the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

“Sanctions List” means any of the lists of specially designated nationals or designated Persons issued by any Sanctions Authority, each as amended, supplemented or substituted from time to time.

“Section 338(h)(10) Election” has the meaning set forth in Section 11.3(j)(i).

“Section 409A” has the meaning set forth in Section 11.4(d).

“Securities Transfer Agreement” means the transfer document pursuant to which the Purchased Member Interests are transferred and assigned to Buyer, on the Closing Date, in substantially the form attached hereto as Exhibit A.

“SEMCO Actuary” has the meaning set forth in Section 11.4(g)(iii).

“SEMCO Non-Union Pension Plan” has the meaning set forth in Section 11.4(g)(i).

“SEMCO Non-Union Pension Plan Trust” has the meaning set forth in Section 11.4(g)(ii).

“SEMCO-CINGSA” means SEMCO-CINGSA Storage Company, a corporation incorporated under the laws of the State of Delaware.

“SEMCO-CINGSA Interests” means 100% of the common stock of SEMCO-CINGSA, being all of the issued and outstanding securities of SEMCO-CINGSA.

“Separation” has the meaning set forth in Section 8.7(b)(i).

“Signing Date” has the meaning first set out above.

“Software” means all computer programs and other software, including software implementations of algorithms, models, and methodologies, whether in source code, object code or other form, including libraries, subroutines and other components thereof.

“Specific Conveyances” means all conveyances, assignments, transfers, novations, certificates or other documents or instruments that are in form and substance satisfactory to Buyer, acting reasonably, and reasonably required or desirable to convey, assign and transfer the interests, obligations and Liabilities of Vendor (or any of its Affiliates) in respect of the Transferred Assets (including any Intellectual Property forming part of the Transferred Assets) to NewCo, New ENSTAR and New APC, as applicable, to novate NewCo, New ENSTAR or New APC, as applicable, under any Contracts forming part of the Transferred Assets in the place and stead of Vendor (or such Affiliate) with respect to all of the interests, obligations and Liabilities of Vendor and its Affiliates relating thereto and to cause New ENSTAR or New APC, as applicable, to assume the interests, obligations and Liabilities of Vendor or APC, as applicable, to the extent related to the Business.

“Sponsors” means Public Sector Pension Investment Board and Alberta Investment Management Corporation.

“Storage JV” means, collectively, Alaska Storage and CINGSA.

“Storage JV Business” means the ownership and operation of a 11 bcf natural gas storage facility in Kenai, Alaska, which storage facility supports ENSTAR’s operations and other utilities’ operation in the Cook Inlet region in Alaska.

“Storage JV Interests” means, collectively, (a) the 65% limited liability company interest of Alaska Storage owned by SEMCO-CINGSA; and (b) the 100% limited liability company interest of CINGSA, owned by Alaska Storage.

“Storage JV Percentage” means sixty-five percent (65%).

“Straddle Period” has the meaning set forth in Section 11.3(a).

“Subsidiary” means, with respect to any Person, any other Person directly or indirectly Controlled by such first Person as of the date on which, or at any time during the period for which, the determination is being made.

“Taking” has the meaning set forth in Section 8.3(b).

“Target CINGSA Budgeted Capex” has the meaning set forth in Section 2.8(i)(xiii).

“Target ENSTAR Budgeted Capex” has the meaning set forth in Section 2.8(i)(xiv).

“Target Working Capital” has the meaning set forth in Section 2.8(i)(xv).

“Tax” or “Taxes” means (i) all federal, state, local, municipal or foreign income, profits, capital, gross receipts, property, production, sales, utility, utility users, license, payroll, employment, severance, withholding, social security, alternative, estimated, abandoned or unclaimed property, escheat, goods and services, fuel, carbon, Btu, gas import, use, excise, franchise, ad valorem, occupancy, stamp, transfer, value-added or minimum tax, or any other tax, custom, duty, governmental fee, or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Government Entity, (ii) any Liability for any amount described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or other group (including any Liability pursuant to Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. applicable Law), and (iii) Liability for any of the foregoing amounts as a result of any agreement to indemnify any other Person.

“Tax Abatement Agreements” means all Contracts between a Conveyed Entity, on the one hand, and any state, county, municipal, school or other local Government Entity having jurisdiction over the levy, assessment or collection of Taxes or authorized to issue industrial revenue bonds, on the other hand, which grant or purport to grant a Conveyed Entity any abatement of, exemption from or credit against (whether by way of a substituted fee or otherwise), any state or local income, sales, excise, use, property, ad valorem or other Taxes.

“Tax Authority” means any Government Entity having jurisdiction over the assessment, determination, collection, administration or imposition of any Taxes.

“Tax Proceeding” shall mean any audit, examination, investigation, hearing, litigation, legal action or judicial contest or other action relating to Taxes.

“Tax Returns” means all reports, returns, declarations, elections, notices, filings, forms and statements, and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, filed or required to be filed by Law with any Government Entity with respect to Taxes.

“Termination Fee” has the meaning set forth in Section 10.2(b).

“Third-Party Claim” has the meaning set forth in Section 12.6(a).

“Transaction Documents” means this Agreement, the Securities Transfer Agreement, the Transition Services Agreement, the Restrictive Covenant Agreement, the ECLs and all other documents delivered or required to be delivered by any Party at Closing pursuant to this Agreement.

“Transaction Expenses” means the sum of (A) all of the fees, costs and expenses of Vendor and its Affiliates not paid prior to the Closing Date in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions, including, fees, costs and expenses relating to outside legal counsel, accountants, brokers, consultants, agents, advisors and investment bankers; and (B) all sale, change of control or transaction bonuses, retention, severance, deferred compensation, incentive, phantom equity or other similar compensatory payments or benefits payable or provided by Vendor or any of its Affiliates to any current or former employee, officer, director, consultant or other service provider of the Business, in each case, in connection with the execution and delivery of this Agreement or the consummation of the Transactions (including in combination with any other event), together with the employer portion of any applicable state, local or foreign withholding, payroll, social security, Medicare or similar Taxes due thereon (computed as through all such amounts were payable as of the Closing), in each case of the foregoing clauses (A) and (B), to the extent payable (and not yet paid) by any of the Conveyed Entities as of Closing.

“Transactions” means the purchase and sale of the Purchased Member Interests and the other transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 11.3(k).

“Transferred Assets” means the assets owned by Vendor or any of the Excluded AltaGas Affiliates which are to be transferred to the Conveyed Entities as part of the Pre-Closing Reorganization, being: (a) the APC Assets; (b) the ENSTAR Assets; (c) the SEMCO-CINGSA Interests; (d) the NORSTAR Interests; (e) all rights owned by Vendor or any of the Excluded AltaGas Affiliates in any proprietary computer Software code, implementation configurations and base code modifications of third party Software used exclusively in connection with Business, including data, application configuration, data configuration and integration code from JD Edwards EnterpriseOne and human resource information systems and related financial and employee data and communications required for the Business; (f) all rights owned by Vendor or any of the Excluded AltaGas Affiliates to licenses for on-premises processors used exclusively in connection with the Business and enterprise Software licenses subject to license mobility under any Software assurance programs; (g) all right, title, interest and estate of Vendor or any of the Excluded AltaGas Affiliates in and to Intellectual Property that relates exclusively to the ownership and operation of the Business; and (h) all right, title, interest and estate in and to the names “Alaska Pipeline Company”, “ENSTAR”, and “NORSTAR Pipeline Company, Inc.”.

“Transition Committee” has the meaning set forth in Section 8.7.

“Transition Services Agreement” means the Transition Services Agreement to be entered into between Vendor and Buyer, on the Closing Date, substantially in the form attached hereto as Exhibit B.

“Unbudgeted Capital Expenditures” has the meaning set forth in Section 2.8(i)(xvi).

“US GAAP” means United States generally accepted accounting principles, as in effect from time to time, consistently applied.

“Vendor” has the meaning set forth in the Preamble.

“Vendor Approvals” has the meaning set forth in Section 3.4.

“Vendor Contacts” has the meaning set forth in Section 8.7(a).

“Vendor Disclosure Schedule” means the disclosure schedule delivered to Buyer by Vendor prior to or simultaneously with the execution and delivery of this Agreement by the Parties.

“Vendor Fundamental Representations” means the representations and warranties of Vendor in Section 3.1 (Organization and Good Standing), Section 3.2 (Corporate Authorization), Section 3.3 (Non-Contravention), Section 3.7 (No Brokers or Finders), Section 4.1 (Organization and Good Standing), Section 4.2 (Corporate Authorization), Section 4.3 (Capitalization), Section 4.4 (No Subsidiaries), Sections 4.6(a)(i), 4.6(a)(ii), 4.6(a)(vi)(A) and 4.6(b) (Ownership of Equity Interests), and Section 4.7 (Non-Contravention).

“Vendor Group” has the meaning set forth in Section 13.15.

“Vendor Guarantee” means any Credit Support entered into, issued or furnished by Vendor or one or more other Excluded AltaGas Affiliates with respect to the obligations of any one or more of the Conveyed Entities, including, for the avoidance of doubt, any Credit Support entered into, issued or furnished after execution of this Agreement and prior to Closing.

“Vendor Indemnified Parties” has the meaning set forth in Section 12.3.

“Wholly-Owned Entities” means the Conveyed Entities other than the Storage JV.

“Working Capital” has the meaning set forth in Section 2.8(i)(xvii).

1.2	Other Terms.

Other capitalized terms used in this Agreement may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

1.3	Calculation of Time Periods.

When calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next Business Day.

1.4	Construction.

This Agreement has been negotiated by each Party with the benefit of legal representation, and any rule of construction or interpretation to the effect that any ambiguities are to be resolved against the drafting Party shall not apply to the construction or interpretation of this Agreement.

1.5	Other Rules of Interpretation.

In this Agreement, unless specifically provided otherwise or the context otherwise requires:

(a)	the word “day” means calendar day, and the word “month” means calendar month;

(b)	the words “hereto”, “hereof”, “herein”, “hereby” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(c)	all references to “$” or dollars are to United States dollars;

(d)	references herein to a specific Article, Section, Exhibit or Schedule shall refer, respectively, to Articles, Sections, Exhibits or Schedules of this Agreement unless otherwise indicated;

(e)	heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect the construction or interpretation of any of the provisions hereof;

(f)	wherever the word “include”, “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g)	the word “or” shall include both the conjunctive and disjunctive;

(h)	references to a specific time shall refer to the prevailing time in Port Huron, Michigan;

(i)	the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(j)	references to a Party mean the Party or its successors and permitted assigns;

(k)	any document or item shall be deemed “delivered”, “provided” or “made available” by Vendor within the meaning of this Agreement if such document or item is included in the “Falcon” datasite administered by Datasite LLC at least one (1) Business Days prior to the Signing Date;

(l)	any statute or regulation defined or referred to herein means such statute or regulation as from time to time amended, supplemented or modified, including by succession of comparable successor statutes or regulations; and

(m)	any agreement, instrument or writing defined or referred to herein means such agreement, instrument or writing, as from time to time amended, supplemented or modified prior to the date hereof.

1.6	Schedules and Exhibits.

The Schedules and Exhibits to this Agreement described herein are attached to and are an integral part of this Agreement. Except as otherwise expressly provided herein, if there is any conflict or inconsistency between a provision of the body of this Agreement and that of a Schedule or an Exhibit, the provision of the body of this Agreement shall prevail to the extent of said conflict or inconsistency.

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale.

On the terms and subject to the conditions set forth herein, at the Closing, Vendor agrees to sell, convey, assign and transfer to Buyer, and Buyer agrees to purchase, acquire and accept from Vendor, all right, title and interest of Vendor in and to the Purchased Member Interests.

2.2	Purchase Price.

The aggregate purchase price payable by Buyer to Vendor for the Purchased Member Interests is $800,000,000 (the “Base Purchase Price”). The Base Purchase Price shall be adjusted pursuant to Sections 2.3, 2.7 and 2.8. The Base Purchase Price as so adjusted shall be referred to herein as the “Purchase Price”.

2.3	Closing Payment.

At Closing, Buyer shall pay to Vendor a total amount equal to the Base Purchase Price, as such amount is adjusted by: (i) the Estimated Cash; (ii) the Estimated Indebtedness; (iii) the Estimated Working Capital Adjustment; (iv) the Estimated CINGSA Budgeted Capex Adjustment; (v) the Estimated Incremental CINGSA Capex; (vi) the Estimated CINGSA Unbudgeted Capex; (vii) the Estimated ENSTAR Budgeted Capex Adjustment; (viii) the Estimated Incremental ENSTAR Capex; and (ix) the Estimated ENSTAR Unbudgeted Capex, in each case as further set out in Section 2.7(b) (the “Closing Payment”).

2.4	Closing.

Unless the Parties otherwise agree in writing, the Closing shall take place at the Calgary offices of Torys LLP at 10:00 a.m. Calgary time ten (10) Business Days after the Conditions Satisfaction Date occurs. The Closing shall be deemed to have become effective as at 12:01 a.m. on the Closing Date (the “Effective Time”).

2.5	Deliveries by Buyer.

At the Closing, Buyer shall deliver, or cause to be delivered, to Vendor, the following:

(a)	the Closing Payment, by electronic funds transfer of immediately available funds, to an account or accounts designated in writing by Vendor at least three (3) Business Days prior to the Closing;

(b)	a counterpart of the Securities Transfer Agreement duly executed by Buyer;

(c)	a counterpart of the Transition Services Agreement duly executed by Buyer;

(d)	certified copies of the resolutions of the board of directors of Buyer approving the execution, delivery and performance of this Agreement and all other Transaction Documents to which Buyer is a party; and

(e)	the officer’s certificate required to be delivered by Buyer pursuant to Section 9.2(e).

2.6	Deliveries by Vendor.

At the Closing, Vendor shall deliver, or cause to be delivered, to Buyer the following:

(a)	a counterpart of the Securities Transfer Agreement duly executed by Vendor;

(b)	a counterpart of the Transition Services Agreement duly executed by Vendor;

(c)	evidence reasonably satisfactory to Buyer of the termination of all Intercompany Agreements (except the Intercompany Agreements set forth on Section 11.9);

(d)	evidence reasonably satisfactory to Buyer of the release and discharge of all Encumbrances, other than Permitted Encumbrances;

(e)	evidence reasonably satisfactory to Buyer that all obligations of the Conveyed Entities in respect of the Intercompany Indebtedness have been satisfied and fully released by the Excluded AltaGas Affiliates without any Liability to Buyer or any of its Affiliates (including the Conveyed Entities from and after the Closing);

(f)	certified copies of: (i) the resolutions of the board of directors of Vendor approving the execution, delivery and performance of this Agreement; (ii) the resolutions of the board of directors of Vendor and NewCo approving the execution, delivery and performance of all other Transaction Documents to which Vendor or NewCo, as applicable, is a party and the consummation of the Pre-Closing Reorganization; and (iii) the resolutions of the board of directors of NewCo authorizing the transfer of the Purchased Member Interests;

(g)	a resignation and mutual release agreement, dated as of the Closing Date, between: (i) each director, committee member or representative or officer of any of the Conveyed Entities that was appointed by or on behalf of Vendor or by or on behalf of any of the Conveyed Entities, as applicable; and (ii) the relevant Conveyed Entity to which such Person is appointed, in substantially the form attached hereto as Exhibit C, duly executed by such individual and the relevant Conveyed Entity;

(h)	a certificate of good standing or the equivalent of recent date for each of the Conveyed Entities from their respective jurisdictions of organization dated within one (1) Business Day of the Closing Date;

(i)	a duly executed IRS Form 8023 (Elections Under Section 338 for Corporations Making Qualified Stock Purchases) for each of NewCo, SEMCO-CINGSA and NORSTAR;

(j)	a copy of a duly executed IRS Form 8832 (Entity Classification Election) of NewCo evidencing its election to be classified as an association taxable as a corporation effective prior to the Closing Date;

(k)	the officer’s certificate required to be delivered by Vendor pursuant to Section 9.1(f); and

(l)	a duly executed IRS Form W-9 from Vendor.

2.7	Adjustment to Base Purchase Price.

(a)	On or prior to the fifth (5th) Business Day prior to the Closing Date, Vendor shall prepare and deliver to Buyer a statement (the “Estimated Statement”) setting forth Vendor’s good faith estimate of:

(i)	the estimated Cash (the “Estimated Cash”);

(ii)	the estimated Indebtedness (the “Estimated Indebtedness”);

(iii)	the estimated Working Capital (the “Estimated Working Capital”);

(iv)	the Estimated Working Capital Adjustment;

(v)	sixty-five percent (65%) of the estimated Budgeted Capital Expenditures incurred by or on behalf of the Storage JV from January 1, 2022 to the earlier of: (A) the last day of the month immediately prior to the Closing Date; and (B) December 31, 2022 (the “Estimated CINGSA Budgeted Capex”);

(vi)	the Estimated CINGSA Budgeted Capex Adjustment;

(vii)	sixty-five percent (65%) of the estimated Capital Expenditures incurred by or on behalf of the Storage JV from January 1, 2023 until Closing, if applicable (the “Estimated Incremental CINGSA Capex”);

(viii)	sixty-five percent (65%) of the estimated Unbudgeted Capital Expenditures incurred by or on behalf of the Storage JV from January 1, 2022 to the earlier of: (A) the last day of the month immediately prior to the Closing Date; and (B) December 31, 2022, if applicable (the “Estimated CINGSA Unbudgeted Capex”);

(ix)	the estimated Budgeted Capital Expenditures incurred by or on behalf of ENSTAR from January 1, 2022 to the earlier of: (A) the last day of the month immediately prior to the Closing Date; and (B) December 31, 2022 (the “Estimated ENSTAR Budgeted Capex”);

(x)	the Estimated ENSTAR Budgeted Capex Adjustment;

(xi)	the estimated Capital Expenditures incurred by or on behalf of ENSTAR from January 1, 2023 until Closing, if applicable (the “Estimated Incremental ENSTAR Capex”); and

(xii)	the estimated Unbudgeted Capital Expenditures incurred by or on behalf of ENSTAR from January 1, 2022 to the earlier of: (A) the last day of the month immediately prior to the Closing Date; and (B) December 31, 2022, if applicable (the “Estimated ENSTAR Unbudgeted Capex”), each calculated in a manner consistent with Vendor’s past practices with respect to the Financial Statements and in accordance with US GAAP and the Sample Statement as of the last day of the month immediately prior to the Closing Date. Vendor shall include reasonably detailed calculations of the foregoing amounts.

(b)	At the Closing, the Base Purchase Price, shall be adjusted as follows:

(i)	increased on a dollar-for-dollar basis by an amount equal to the Estimated Cash;

(ii)	decreased on a dollar-for-dollar basis by an amount equal to the Estimated Indebtedness;

(iii)	(A) if the difference between the Estimated Working Capital and the Target Working Capital is a positive number, increased on a dollar-for-dollar basis by an amount equal to such difference; or (B) if the difference between the Estimated Working Capital and the Target Working Capital is a negative number, decreased on a dollar-for-dollar basis by an amount equal to such difference. Such decrease or increase, if any, is referred to herein as the “Estimated Working Capital Adjustment”;

(iv)	(A) if the difference between the Estimated CINGSA Budgeted Capex and the Target CINGSA Budgeted Capex is a positive number, increased on a dollar-for-dollar basis by an amount equal to such difference; or (B) if the difference between the Estimated CINGSA Budgeted Capex and the Target CINGSA Budgeted Capex is a negative number, decreased on a dollar-for-dollar basis by an amount equal to such difference. Such decrease or increase, if any, is referred to herein as the “Estimated CINGSA Budgeted Capex Adjustment”;

(v)	increased on a dollar-for-dollar basis by an amount equal to the Estimated Incremental CINGSA Capex, if applicable;

(vi)	increased on a dollar-for-dollar basis by an amount equal to the Estimated CINGSA Unbudgeted Capex, if applicable;

(vii)	(A) if the difference between the Estimated ENSTAR Budgeted Capex and the Target ENSTAR Budgeted Capex is a positive number, increased on a dollar-for-dollar basis by an amount equal to such difference; or (B) if the difference between the Estimated ENSTAR Budgeted Capex and the Target ENSTAR Budgeted Capex is a negative number, decreased on a dollar-for-dollar basis by an amount equal to such difference. Such decrease or increase, if any, is referred to herein as the “Estimated ENSTAR Budgeted Capex Adjustment”;

(viii)	increased on a dollar-for-dollar basis by an amount equal to the Estimated Incremental ENSTAR Capex, if applicable; and

(ix)	increased on a dollar-for-dollar basis by an amount equal to the Estimated ENSTAR Unbudgeted Capex, if applicable.

(c)	Vendor shall take into account in good faith Buyer’s comments to the Estimated Statement; provided that, it is expressly understood and agreed by Buyer that Buyer may not refuse to proceed with Closing because it does not agree with the amounts set out in the Estimated Statement for the purposes of determining the Closing Payment.

2.8	Post-Closing Adjustment to the Closing Payment.

(a)	Within ninety (90) days following the Closing Date, Buyer shall prepare and deliver to Vendor a statement (the “Initial Statement”) calculating and setting forth: (i) the actual Cash as of immediately prior to the Closing; (ii) the actual Indebtedness as of immediately prior to the Closing; (iii) the actual Working Capital as of immediately prior to the Closing and the Closing Working Capital Adjustment; (iv) sixty-five percent (65%) of the actual Capital Expenditures incurred by or on behalf of the Storage JV since January 1, 2022 to immediately prior to the Closing and the Closing CINGSA Budgeted Capex Adjustment, the Closing Incremental CINGSA Capex and the Closing CINGSA Unbudgeted Capex; and (v) the actual Capital Expenditures incurred by or on behalf of ENSTAR from January 1, 2022 to immediately prior to the Closing, and the Closing ENSTAR Budgeted Capex Adjustment, the Closing Incremental ENSTAR Capex and the Closing ENSTAR Unbudgeted Capex, which statement shall include a worksheet setting forth in reasonable detail how such amounts were calculated. The Initial Statement shall be prepared in a manner consistent with Vendor’s past practices with respect to the Financial Statements and in accordance with US GAAP and the Sample Statement. Vendor shall provide any information relevant to the preparation of the Initial Statement as may be reasonably requested by Buyer and shall otherwise provide such cooperation with Buyer’s preparation of the Initial Statement as Buyer may reasonably request. If Buyer does not prepare and deliver the Initial Statement to Vendor within ninety (90) days following the Closing Date, then, at the election of Vendor, either: (i) Vendor may prepare and present the Initial Statement within an additional forty-five (45) days after such ninety (90) day period; or (ii) the Estimated Cash, the Estimated Indebtedness, the Estimated Working Capital, the Estimated CINGSA Budgeted Capex, the Estimated Incremental CINGSA Capex, if applicable, the Estimated CINGSA Unbudgeted Capex, if applicable, the Estimated ENSTAR Budgeted Capex, the Estimated Incremental ENSTAR Capex, if applicable, and the Estimated ENSTAR Unbudgeted Capex, if applicable, as set forth on the Estimated Statement shall be deemed to be the Closing Cash, the Closing Indebtedness, the Closing Working Capital, the Closing CINGSA Budgeted Capex, the Closing Incremental CINGSA Capex, if applicable, the Closing CINGSA Unbudgeted Capex, if applicable, the Closing ENSTAR Budgeted Capex, the Closing Incremental ENSTAR Capex, if applicable, and the Closing ENSTAR Unbudgeted Capex, if applicable, respectively, in accordance with the last sentence of Section 2.8(e). If Vendor prepares the Initial Statement in accordance with the immediately preceding sentence, all references to “Vendor” in Sections 2.8(b) through 2.8(d) shall be deemed to be references to “Buyer” and all references to “Buyer” in Sections 2.8(b) through 2.8(d) shall be deemed to be references to “Vendor”.

(b)	During the thirty (30) days immediately following Vendor’s receipt of the Initial Statement (the “Purchase Price Adjustment Review Period”), Buyer shall permit Vendor and its Representatives reasonable access to review Buyer’s working papers and any working papers of Buyer’s independent accountants, in each case, relating to the preparation of the Initial Statement, as well as all of the financial books, ledgers and records related thereto, and Buyer shall make reasonably available to Vendor and its Representatives the individuals responsible for and knowledgeable about the preparation of the Initial Statement. Vendor acknowledges and agrees that access to the working papers of Buyer’s independent accountants may be conditioned upon Vendor’s execution of a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to Buyer’s independent accountants.

(c)	If Vendor concludes in its discretion that the Initial Statement has not been prepared on the basis required by this Agreement, Vendor shall submit a written notice to Buyer on or prior to the last day of the Purchase Price Adjustment Review Period (the “Notice of Purchase Price Adjustment Disagreement”), which notice shall set forth in reasonable detail the basis of Vendor’s disagreement, including the specific line items and amounts in dispute. If no Notice of Purchase Price Adjustment Disagreement is received by Buyer on or prior to the last day of the Purchase Price Adjustment Review Period, the Initial Statement shall be deemed to have been accepted by Vendor and shall become final and binding upon Vendor and Buyer in accordance with the last sentence of Section 2.8(e).

(d)	If a Notice of Purchase Price Adjustment Disagreement is timely received by Buyer, during the thirty (30) days immediately following receipt of such Notice of Purchase Price Adjustment Disagreement (the “Purchase Price Adjustment Consultation Period”), Vendor and Buyer shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Purchase Price Adjustment Disagreement.

(e)	If, at the end of the Purchase Price Adjustment Consultation Period, Vendor and Buyer have been unable to resolve all disagreements that they may have with respect to the matters specified in the Notice of Purchase Price Adjustment Disagreement, Vendor and Buyer shall submit separate written statements setting forth in detail their respective positions with respect to all matters that remain in dispute with respect to the Notice of Purchase Price Adjustment Disagreement (along with a copy of the Initial Statement marked to indicate those line items that are in dispute) to PricewaterhouseCoopers (the “Independent Accountant”) promptly thereafter, with simultaneous copies to each Party. In the event that the Independent Accountant refuses or is otherwise unable to act as the Independent Accountant, Vendor and Buyer shall cooperate in good faith to appoint an independent accounting firm qualified and of national recognition in the United States of America that is mutually agreeable to Vendor and Buyer, in which event “Independent Accountant” shall mean such firm. Within thirty (30) days after the submission of such matters to the Independent Accountant, or as soon as practicable thereafter, the Independent Accountant, acting as an expert and not as an arbitrator or mediator, will make a final determination, binding on Vendor and Buyer, on a basis consistent with Vendor’s past practices with respect to the Financial Statements and in accordance with US GAAP and the Sample Statement, of the appropriate amount of each of the matters that remain in dispute with respect to the Notice of Purchase Price Adjustment Disagreement. There shall be no ex parte communications between Vendor or Buyer, on the one hand, and the Independent Accountant, on the other hand, relating to those matters in dispute, other than the initial written submissions by Vendor and Buyer of their respective positions on the matters in dispute and written answers by Vendor and Buyer to written questions from the Independent Accountant, with simultaneous copies to each Party. With respect to each disputed line item, the Independent Accountant’s determination, if not in accordance with the position of Vendor or Buyer, shall not be in excess of the highest nor less than the lowest of the amounts advocated in any Notice of Purchase Price Adjustment Disagreement or in the Initial Statement with respect to such disputed line item. For the avoidance of doubt, the Independent Accountant shall not review any line items or make any determination with respect to any matter other than those matters in the Notice of Purchase Price Adjustment Disagreement that remain in dispute. The statement setting forth the Cash, Indebtedness, Working Capital, sixty-five percent (65%) of the Budgeted Capital Expenditures incurred by or on behalf of the Storage JV since January 1, 2022 to the earlier of: (i) the Closing Date; and (ii) December 31, 2022, sixty-five percent (65%) of the Budgeted Capital Expenditures incurred by or on behalf of the Storage JV since January 1, 2023, if applicable, sixty-five percent (65%) of the Unbudgeted Capital Expenditures incurred by or on behalf of the Storage JV since January 1, 2022, if applicable, the Budgeted Capital Expenditures incurred by or on behalf of ENSTAR since January 1, 2022 to the earlier of: (x) the Closing Date; and (y) December 31, 2022, the Budgeted Capital Expenditures incurred by or on behalf of ENSTAR since January 1, 2023, if applicable, and the Unbudgeted Capital Expenditures incurred by or on behalf of ENSTAR since January 1, 2022, if applicable, each as determined on the Closing Date and the determination therefrom of the Cash, Indebtedness, Working Capital, sixty-five percent (65%) of the Budgeted Capital Expenditures incurred by or on behalf of the Storage JV since January 1, 2022 to the earlier of: (i) the Closing Date; and (ii) December 31, 2022, sixty-five percent (65%) of the Budgeted Capital Expenditures incurred by or on behalf of the Storage JV since January 1, 2023, if applicable, sixty-five percent (65%) of the Unbudgeted Capital Expenditures incurred by or on behalf of the Storage JV since January 1, 2022, if applicable, the Budgeted Capital Expenditures incurred by or on behalf of ENSTAR since January 1, 2022 to the earlier of: (x) the Closing Date; and (y) December 31, 2022, the Budgeted Capital Expenditures incurred by or on behalf of ENSTAR since January 1, 2023, if applicable, and the Unbudgeted Capital Expenditures incurred by or on behalf of ENSTAR since January 1, 2022, if applicable, that are final and binding on Vendor and Buyer, as determined either through agreement of Vendor and Buyer (deemed or otherwise), pursuant to Section 2.8(a) or 2.8(c) or through the determination of the Independent Accountant pursuant to this Section 2.8(e), are referred to herein as the “Closing Statement”, the “Closing Cash”, the “Closing Indebtedness”, the “Closing Working Capital”, the “Closing CINGSA Budgeted Capex”, the “Closing Incremental CINGSA Capex”, the “Closing CINGSA Unbudgeted Capex”, the “Closing ENSTAR Budgeted Capex”, the “Closing Incremental ENSTAR Capex” and the “Closing ENSTAR Unbudgeted Capex”, respectively.

(f)	The cost of the Independent Accountant’s review and determination shall be borne by Buyer, on the one hand, and Vendor, on the other hand, in inverse proportion as they may prevail on matters resolved by the Independent Accountant, which proportionate allocations shall also be determined by the Independent Accountant at the time its determination on the merits of the matters submitted is rendered. During the review by the Independent Accountant, Vendor and Buyer shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under Section 2.8(e); provided, however, that the independent accountants of Vendor or Buyer shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants.

(g)	Upon determination of the Closing Cash, Closing Indebtedness, Closing Working Capital, Closing CINGSA Budgeted Capex, Closing Incremental CINGSA Capex, Closing CINGSA Unbudgeted Capex, Closing ENSTAR Budgeted Capex, Closing Incremental ENSTAR Capex, and Closing ENSTAR Unbudgeted Capex pursuant to this Section 2.8, the following payments shall be made:

(A)	(i) if the Estimated Cash is less than the Closing Cash, Buyer shall pay to Vendor an amount equal to such difference; or (ii) if the Closing Cash is less than the Estimated Cash, Vendor shall pay to Buyer an amount equal to such difference;

(B)	(i) if the Estimated Indebtedness is less than Closing Indebtedness, Vendor shall pay to Buyer an amount equal to such difference; or (ii) if the Closing Indebtedness is less than Estimated Indebtedness, Buyer shall pay to Vendor an amount equal to such difference;

(C)	(i) if the Estimated Working Capital Adjustment is less than the Closing Working Capital Adjustment, Buyer shall pay to Vendor an amount equal to such difference; or (ii) if the Closing Working Capital Adjustment is less than the Estimated Working Capital Adjustment, Vendor shall pay to Buyer an amount equal to such difference;

(D)	(i) if the Estimated CINGSA Budgeted Capex Adjustment is less than the Closing CINGSA Budgeted Capex Adjustment, Buyer shall pay to Vendor an amount equal to such difference; or (ii) if the Closing CINGSA Budgeted Capex Adjustment is less than the Estimated CINGSA Budgeted Capex Adjustment, Vendor shall pay to Buyer an amount equal to such difference;

(E)	(i) if the Estimated Incremental CINGSA Capex is less than the Closing Incremental CINGSA Capex, Buyer shall pay to Vendor an amount equal to such difference; or (ii) if the Closing Incremental CINGSA Capex is less than the Estimated Incremental CINGSA Capex, Vendor shall pay to Buyer an amount equal to such difference;

(F)	(i) if the Estimated CINGSA Unbudgeted Capex is less than the Closing CINGSA Unbudgeted Capex, Buyer shall pay to Vendor an amount equal to such difference; or (ii) if the Closing CINGSA Unbudgeted Capex is less than the Estimated CINGSA Unbudgeted Capex, Vendor shall pay to Buyer an amount equal to such difference;

(G)	(i) if the Estimated ENSTAR Budgeted Capex Adjustment is less than the Closing ENSTAR Budgeted Capex Adjustment, Buyer shall pay to Vendor an amount equal to such difference; or (ii) if the Closing ENSTAR Budgeted Capex Adjustment is less than the Estimated ENSTAR Budgeted Capex Adjustment, Vendor shall pay to Buyer an amount equal to such difference;

(H)	(i) if the Estimated Incremental ENSTAR Capex is less than the Closing Incremental ENSTAR Capex, Buyer shall pay to Vendor an amount equal to such difference; or (ii) if the Closing Incremental ENSTAR Capex is less than the Estimated Incremental ENSTAR Capex, Vendor shall pay to Buyer an amount equal to such difference; and

(I)	(i) if the Estimated ENSTAR Unbudgeted Capex is less than the Closing ENSTAR Unbudgeted Capex, Buyer shall pay to Vendor an amount equal to such difference; or (ii) if the Closing ENSTAR Unbudgeted Capex is less than the Estimated ENSTAR Unbudgeted Capex, Vendor shall pay to Buyer an amount equal to such difference.

(h)	Vendor or Buyer, as the case may be, shall pay the net amount owed to the other as a result of Section 2.8(g) within five (5) Business Days after the Closing Cash, Closing Indebtedness, Closing Working Capital, Closing CINGSA Budgeted Capex, Closing Incremental CINGSA Capex, Closing CINGSA Unbudgeted Capex, Closing ENSTAR Budgeted Capex, Closing Incremental ENSTAR Capex, and Closing ENSTAR Unbudgeted Capex are finally determined pursuant to this Section 2.8. Any such payment shall be treated as an adjustment to the Purchase Price for all Tax purposes, to the maximum extent permitted by applicable Law.

(i)	For the purposes of this Section 2.8:

(i)	“Adjusted Current Assets” means Current Assets minus (i) Cash and (ii) all Intercompany Receivables that are not settled in accordance with Section 11.7;

(ii)	“Adjusted Current Liabilities” means Current Liabilities minus: (i) all intercompany notes payable that are not settled in accordance with Section 11.7 (other than those under which the Storage JV is the obligor or obligee); and (ii) any current income Tax Liabilities;

(iii)	“Budgeted Capital Expenditures” means Capital Expenditures contemplated in the Capital Expenditure Budget;

(iv)	“Capital Expenditures” means capital expenditures as defined under US GAAP, applied in a manner consistent with the principles, practices, assumptions, policies, methodologies and judgments used by Vendor in the preparation of the Financial Statements as at December 31, 2021, in each case incurred in the Ordinary Course of Business and in accordance with a Prudent Owner Standard;

(v)	“Cash” means the sum of: (A) cash and cash equivalents (other than Restricted Cash, if any) of the Wholly-Owned Entities; and (B) the Storage JV Percentage of cash and cash equivalents (other than Restricted Cash, if any) of the Storage JV, in each case, as determined in accordance with US GAAP;

(vi)	“Closing CINGSA Budgeted Capex Adjustment” means an amount, which can be positive or negative, by which the Closing CINGSA Budgeted Capex is greater or less than the Target CINGSA Budgeted Capex;

(vii)	“Closing ENSTAR Budgeted Capex Adjustment” means an amount, which can be positive or negative, by which the Closing ENSTAR Budgeted Capex is greater or less than the Target ENSTAR Budgeted Capex;

(viii)	“Closing Working Capital Adjustment” means an amount, which can be positive or negative, by which the Closing Working Capital is greater or less than the Target Working Capital;

(ix)	“Current Assets” means the sum of: (A) the current assets of the Wholly-Owned Entities; and (B) the Storage JV Percentage of the current assets of the Storage JV, in each case, as determined in accordance with US GAAP; provided that Current Assets shall not include deferred Tax assets, current income Tax assets and Restricted Cash;

(x)	“Current Liabilities” means the sum of: (A) the current liabilities of the Wholly-Owned Entities; and (B) the Storage JV Percentage of the current liabilities of the Storage JV (including its obligations under intercompany notes receivable), in each case, as determined in accordance with US GAAP;

(xi)	“Indebtedness” means, without duplication, (1) all indebtedness of the Wholly-Owned Entities for borrowed money plus the Storage JV Percentage of such indebtedness of the Storage JV (other than the Intercompany Indebtedness and any letters of credit, and surety bonds), (2) all obligations of the Wholly-Owned Entities evidenced by notes, bonds, debentures or similar instruments plus the Storage JV Percentage of such obligations of the Storage JV (other than the Intercompany Indebtedness and any letters of credit, and surety bonds), (3) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Wholly-Owned Entities (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) plus the Storage JV Percentage of such indebtedness with respect to property acquired by the Storage JV, (4) all financing or capital lease obligations (calculated in accordance with US GAAP) of the Wholly-Owned Entities plus the Storage JV Percentage of such financing or capital lease obligations of the Storage JV), (5) all indebtedness of a type referred to in clauses (1) through (4) above of other Persons guaranteed by the Wholly-Owned Entities plus the Storage JV Percentage of such indebtedness guaranteed by the Storage JV, (6) all indebtedness referred to in clauses (1) through (5) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned by the Wholly-Owned Entities plus the Storage JV Percentage of such indebtedness secured by any Encumbrance (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) on property owned by the Storage JV, in each case as determined in accordance with US GAAP, (7) any Intercompany Indebtedness and Intercompany Payables of the Wholly-Owned Entities that are not extinguished in accordance with Section 11.7 plus the Storage JV Percentage of Intercompany Indebtedness and Intercompany Payables of the Storage JV that are not extinguished in accordance with Section 11.7, (8) the Deferred Payroll Tax Amount of the Wholly-Owned Entities plus the Storage JV Percentage of such Deferred Payroll Tax Amount of the Storage JV, (9) obligations under any Derivative Contracts of the Wholly-Owned Entities plus the Storage JV Percentage of obligations under any Derivative Contracts of the Storage JV, (10) deferred purchase price obligations of the Wholly-Owned Entities for assets, properties, services or equity plus the Storage JV Percentage for the deferred purchase price obligations of the Storage JV for assets, properties, services or equity (in each case, unless included in Working Capital), (11) letters of credit, performance bonds and surety bonds of the Wholly-Owned Entities to the extent drawn upon plus the Storage JV Percentage of any letters of credit, performance bonds and surety bonds of the Storage JV to the extent drawn upon, (12) unpaid Separation costs incurred by the Wholly-Owned Entities in connection with the Pre-Closing Reorganization and the operation of the Business on a stand-alone basis from and after Closing plus the Storage JV Percentage of any unpaid Separation costs incurred by the Storage JV in connection with the Pre-Closing Reorganization and the operation of the Business on a stand-alone basis from and after Closing, (13) Accrued Net Income Taxes of the Wholly-Owned Entities plus the Storage JV Percentage of such Accrued Net Income Taxes of the Storage JV, (14) any declared but unpaid dividends of the Wholly-Owned Entities plus the Storage JV Percentage of any declared but unpaid dividends of the Storage JV, (15) any (x) unpaid severance obligations in respect of terminations of employment or service occurring at or prior to Closing or (y) unpaid bonuses or commissions (in the case of each of (x) and (y), whether or not accrued) in respect of any employees of the Wholly-Owned Entities plus the Storage JV Percentage of such amounts in (x) and (y) in respect of any employees of the Storage JV (in each case, except to the extent included as a Transaction Expense), (16) with respect to clause (15), the employer portion of any applicable state, local or foreign withholding, payroll, social security, Medicare or similar Taxes due thereon (computed as though all such amounts were payable as of Closing) in respect of the Wholly-Owned Entities plus the Storage JV Percentage of such amounts in respect of the Storage JV, (17) any Transaction Expenses; and (18) all outstanding principal and accrued interest payable in connection with the indebtedness referred to in clauses (1) through (17) above with respect to the Wholly-Owned Entities plus the Storage JV Percentage of such amounts in respect of the Storage JV. For the avoidance of doubt, “Indebtedness” also includes, without duplication, the Storage JV Percentage of indebtedness for amounts outstanding under the CINGSA Notes;

(xii)	“Restricted Cash” means the restricted cash of the Conveyed Entities, as determined in accordance with US GAAP,

(xiii)	“Target CINGSA Budgeted Capex” means $500,000;

(xiv)	“Target ENSTAR Budgeted Capex” means $26,900,000;

(xv)	“Target Working Capital” means $72,000,000;

(xvi)	“Unbudgeted Capital Expenditures” means Capital Expenditures or other cash outlays which are: (i) not contemplated in the Capital Expenditure Budget; and (ii) incurred in respect of any regulated assets which form, or will form, part of the Conveyed Entity Assets and which are incurred by Vendor and/or the Conveyed Entities, acting in accordance with a Prudent Owner Standard; and

(xvii)	“Working Capital” means Adjusted Current Assets minus Adjusted Current Liabilities.

(j)	For greater certainty, each of Adjusted Current Assets, Adjusted Current Liabilities, Cash, Current Assets, Current Liabilities, Indebtedness, Restricted Cash and Working Capital is to be calculated in accordance with US GAAP as applied on a basis consistent with the accounting principles, policies and procedures applied by Vendor in the preparation of the Financial Statements and the Sample Statement.

2.9	Payments.

Buyer shall initiate the wire transfer of the Closing Payment by no later than 10:00 a.m. Calgary time on the Closing Date and Vendor and Buyer shall make any other payment due to the other pursuant to this Article 2 on the day when due (unless otherwise consented to by the Person to whom such payment is due). All payments shall be paid by wire transfer of immediately available funds to the account or accounts designated by or on behalf of the Person receiving such payment.

2.10	Withholding.

Each of Buyer and the Conveyed Entities shall be entitled to deduct and withhold or cause to be deducted and withheld from the amounts payable to Vendor hereunder, such amounts as Buyer or any Conveyed Entity is required to deduct and withhold under the Code or any provision of state, local, or non-U.S. Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Vendor in respect of the Purchase Price, and Buyer or the applicable Conveyed Entity shall timely disburse such amounts to the applicable Tax Authorities. As of the Signing Date, Buyer is not aware of any required withholding applicable to payments to Vendor hereunder, subject to the delivery of a duly executed IRS Form W-9 from Vendor. If, prior to the Closing Date, Buyer believes that deduction or withholding is required with respect to amounts to be paid to Vendor hereunder (excluding any withholding in connection with a failure of Vendor to furnish the documentation pursuant to Section 2.6(l)), it shall use commercially reasonable efforts to notify Vendor in writing at least ten (10) Business Days prior to Closing and provide Vendor the reasonable opportunity to provide such facts, information and documents as may relieve Buyer or such Conveyed Entity of any such purported obligation to withhold.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF VENDOR REGARDING VENDOR

Except as set forth in the Vendor Disclosure Schedule, Vendor represents and warrants to Buyer, as of the date of this Agreement and as of the Closing, as follows:

3.1	Organization and Good Standing.

Vendor has been duly organized or created, is validly existing and is in good standing under the Laws of its jurisdiction of formation or creation.

3.2	Corporate Authorization.

(a)	Vendor has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents, the performance of Vendor’s obligations hereunder and thereunder and the consummation of the Transactions have been duly authorized by all necessary action of Vendor.

(b)	The Transaction Documents to which Vendor is or will be a party have been or will be duly executed and delivered by Vendor and, assuming the due authorization, execution and delivery of such Transaction Documents by each other Person that is or will be a party thereto, constitute legal, valid and binding obligations of Vendor, enforceable against Vendor in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

3.3	Non-Contravention.

Assuming the receipt of all Regulatory Approvals and Vendor Approvals, the execution and delivery by Vendor of the Transaction Documents to which Vendor is or will be a party, the performance of the obligations of Vendor pursuant to such Transaction Documents and the consummation of the Transactions will not constitute or result in: (a) a violation of or conflict with any of the Organizational Documents of Vendor; or (b) assuming the receipt of all the Buyer Approvals, a breach or violation of, or a default under, any Law to which Vendor is subject, except, in the case of clause (b), as would not, individually or in the aggregate, prevent or materially delay or impair the ability of Vendor to consummate the Transactions.

3.4	Consents and Approvals.

Except for the approvals listed in Section 3.4 of the Vendor Disclosure Schedule (the “Vendor Approvals”) and the Regulatory Approvals, no consent, approval, waiver, authorization, notice or filing is required to be obtained by Vendor or any of its Affiliates from, or to be given by Vendor or any of its Affiliates to, or to be made by Vendor or any of its Affiliates with, any Person (including any Government Entity), in connection with the execution, delivery and performance by Vendor of the Transaction Documents to which Vendor is or will be a party and the consummation of the Transactions, except: (a) as would not prevent or materially delay or impair the ability of Vendor to consummate the Transactions; or (b) as may be required as a result of any facts or circumstances relating solely to Buyer or any of its Affiliates.

3.5	Litigation and Claims.

There is, and during the three (3) years preceding the Signing Date there has been, no Legal Proceeding pending or, to the Knowledge of Vendor, threatened in writing, against Vendor or APC, or any of their respective properties or other assets before any Government Entity, except as would not, individually or in the aggregate, prevent or materially delay or impair the ability of Vendor to consummate the Transactions.

3.6	Solvency.

There is no bankruptcy, insolvency, reorganization or receivership proceeding before any Government Entity pending against, being contemplated by or, to the Knowledge of Vendor, threatened in writing against Vendor.

3.7	No Brokers or Finders.

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Vendor or any of its Affiliates (including the Conveyed Entities) who is entitled to any fee or commission in connection with the Transactions for which Buyer or any of its Affiliates or the Conveyed Entities would be liable.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF VENDOR REGARDING THE

CONVEYED ENTITIES AND CONVEYED ENTITY ASSETS

Except as set forth in the Vendor Disclosure Schedule, Vendor represents and warrants to Buyer, as of the date of this Agreement and as of the Closing, as follows:

4.1	Organization and Good Standing.

(a)	Each of the Conveyed Subsidiary Entities has been duly organized or created, is validly existing under the Laws of its jurisdiction of formation or creation and has all requisite corporate or similar power and authority to own and operate its properties and other assets and to carry on its business as presently conducted.

(b)	Each of the Conveyed Subsidiary Entities is qualified to do business and is in good standing in its jurisdiction of formation and each other jurisdiction where the ownership or operation of its properties or other assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(c)	As of the Signing Date:

(i)	APC has been duly organized or created, is validly existing under the Laws of its jurisdiction of formation or creation and has all requisite corporate or similar power and authority to own and operate its properties and other assets and to carry on its business as presently conducted; and

(ii)	APC is qualified to do business and is in good standing in its jurisdiction of formation and each other jurisdiction where the ownership or operation of its properties or other assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

(d)	Upon completion of the Pre-Closing Reorganization:

(i)	NewCo, New APC and New ENSTAR will each be duly organized and validly existing under the Laws of its jurisdiction of creation and will have all requisite corporate or similar power and authority to own and operate its properties and other assets and to carry on its business; and

(ii)	NewCo, New APC and New ENSTAR will each be qualified to do business and is and at all times since its formation will have been in good standing in its jurisdiction of formation and each other jurisdiction where the ownership or operation of its properties or other assets or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Business.

4.2	Corporate Authorization

The Transaction Documents to which the Conveyed Entities are or will be a party have been or will be duly executed and delivered by the applicable Conveyed Entity and, assuming the due authorization, execution and delivery of such Transaction Documents by each other Person that is or will be a party thereto, constitute legal, valid and binding obligations of such Conveyed Entity, enforceable against such Conveyed Entity in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

4.3	Capitalization.

(a)	Section 4.3 of the Vendor Disclosure Schedule sets forth a complete and accurate list of all of the issued and outstanding shares or other equity or voting interests of each of the Conveyed Subsidiary Entities as at the Signing Date, including the number and class of such interests and the ownership thereof.

(b)	All of the equity or voting interests in the Conveyed Subsidiary Entities are duly authorized, fully paid and are validly issued. Except pursuant to this Agreement and the Alaska Storage LLC Agreement, the Conveyed Subsidiary Interests are not subject to any voting trust agreement or similar arrangement relating to the voting of such shares, partnership units or other equity or voting interests.

(c)	Upon completion of the Pre-Closing Reorganization, all of the outstanding equity or voting interests of NewCo, New APC and New ENSTAR will be duly authorized, fully paid and validly issued, and immediately prior to the Closing, Vendor will own all of the Purchased Member Interests and NewCo will own, directly or indirectly, all of the Conveyed Subsidiary Interests. Except pursuant to this Agreement and the Transaction Documents, the equity or voting interests in NewCo, New APC and New ENSTAR will not be subject to any voting trust agreement or similar arrangement relating to the voting of such equity or voting interests.

(d)	Except pursuant to this Agreement and the Transaction Documents, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments under which NewCo, New APC or New ENSTAR will be or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any equity or voting interests, or any securities or obligations exercisable or exchangeable for or convertible into any equity or voting interests, or affect the transferability of any equity or voting interests, of NewCo, New APC or New ENSTAR, and no securities or obligations evidencing such rights will be authorized, issued or outstanding.

4.4	No Subsidiaries.

(a)	Except as set forth in Section 4.4 of the Vendor Disclosure Schedule, none of the Conveyed Subsidiary Entities owns, either directly or indirectly, any shares, partnership units or other equity or voting interests in any Person other than another Conveyed Subsidiary Entity. Upon completion of the Pre-Closing Reorganization, none of NewCo, New APC or New ENSTAR will own and will not at any time since its formation have owned, either directly or indirectly, any shares, partnership interests or other equity or voting interests in any Person other than another Conveyed Entity.

(b)	Except pursuant to this Agreement, the Alaska Storage LLC Agreement and the Transaction Documents:

(i)	with respect to the Conveyed Subsidiary Entities (other than as set forth in clause (ii) below); and

(ii)	with respect to SEMCO-CINGSA’s ownership interest in Alaska Storage,

there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements or commitments under which any such Conveyed Subsidiary Entity will be or may become obligated to issue or sell, or giving any Person a right to subscribe for or acquire, or dispose of, any equity or voting interests, or any securities or obligations exercisable or exchangeable for or convertible into any equity or voting interests, or affecting the transferability of any equity or voting interests, of any such Conveyed Subsidiary Entity, and no securities or obligations evidencing such rights will be authorized, issued or outstanding.

4.5	Solvency.

There is no bankruptcy, insolvency, reorganization or receivership proceeding before any Government Entity pending against, being contemplated by or, to the Knowledge of Vendor, threatened in writing against APC or any of the Conveyed Subsidiary Entities.

4.6	Ownership of Equity Interests and the Conveyed Entity Assets.

(a)	Subject to and except for the Permitted Encumbrances:

(i)	as of the Signing Date, APC is the legal and beneficial owner of the APC Assets and the NORSTAR Interests and as of the Closing Date: (A) New APC will be the beneficial owner of the APC Assets; (B) NewCo will be the beneficial owner of the New APC Interests and the NORSTAR Interests; (C) subject to Section 8.8, New APC will be the legal owner of the APC Assets; and (D) NewCo will be the legal owner of the New APC Interests and the NORSTAR Interests;

(ii)	as of the Signing Date, Vendor is the legal and beneficial owner of the ENSTAR Assets and the SEMCO-CINGSA Interests and as of the Closing Date: (A) New ENSTAR will be the beneficial owner of the ENSTAR Assets; (B) NewCo will be the beneficial owner of the New ENSTAR Interests and the SEMCO-CINGSA Interests; (C) subject to Section 8.8, New ENSTAR will be the legal owner of the ENSTAR Assets; and (D) NewCo will be the legal owner of the New ENSTAR Interests and the SEMCO-CINGSA Interests;

(iii)	the Conveyed Entity Assets are free and clear of all Encumbrances created by, through or under Vendor or APC, as applicable (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or the Conveyed Subsidiary Entities, as applicable);

(iv)	neither Vendor nor any of its Affiliates has committed any act or omission, and to Vendor’s Knowledge no act or omission has been committed, whereby the interest of Vendor or APC (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or the Conveyed Subsidiary Entities, as applicable), as applicable, in and to the Conveyed Entity Assets, or any part or portion thereof may be cancelled, reduced or terminated;

(v)	neither Vendor nor any of its Affiliates have received written notice from any third party claiming an interest in and to any of the Conveyed Entity Assets adverse to the interest of Vendor or APC, as applicable, (or, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC or the Conveyed Subsidiary Entities, as applicable);

(vi)	upon completion of the Pre-Closing Reorganization:

(A)	Vendor shall be the sole legal and beneficial owner of, and have good and valid title to, the Purchased Member Interests;

(B)	NewCo shall be entitled to hold and enjoy, directly or indirectly as applicable, the Conveyed Entity Assets for its own use and benefit without any lawful interruption by any Person claiming by, through or under Vendor or any of its Affiliates;

(C)	New APC shall be entitled to hold and enjoy the APC Assets for its own use and benefit without any lawful interruption by any Person claiming by, through or under Vendor or any of its Affiliates; and

(D)	New ENSTAR shall be entitled to hold and enjoy the ENSTAR Assets for its own use and benefit without any lawful interruption by any Person claiming by, through or under Vendor or any of its Affiliates.

(b)	At the Closing, Vendor shall convey, assign and transfer to Buyer the Purchased Member Interests, which shall be free and clear of all Encumbrances (other than those arising under applicable securities Laws).

4.7	Non-Contravention.

Assuming the receipt of all Regulatory Approvals and Vendor Approvals, the execution, delivery and performance by Vendor or its Affiliates, as applicable, of this Agreement and the other Transaction Documents to which Vendor or its Affiliates is or will be a party and the consummation of the Transactions will not constitute or result in: (a) the creation or acceleration of any rights under, or any violation of or conflict with, any of the Organizational Documents of any of the Conveyed Entities; (b) a breach or violation of, a termination of, a right of termination or default under, the creation or acceleration of any rights or obligations under (with or without notice or lapse of time or both), or the creation of an Encumbrance on any of the Conveyed Entity Assets pursuant to, any Material Contract or Lease of Leased Real Property (in each case with or without notice, lapse of time or both); or (c) assuming the receipt of all the Buyer Approvals, a breach or violation of, or a default under, any Law to which the Conveyed Entities are subject, except, in the case of clause (b) or (c), as would not, individually or in the aggregate, reasonably be expected to be material to the Business or prevent or materially delay or impair the ability of Vendor to consummate the Transactions.

4.8	Consents and Approvals.

Except for the Regulatory Approvals and Vendor Approvals, no consent, approval, waiver, authorization, notice or filing is required to be obtained by Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC or New ENSTAR) from, or to be given by Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC or New ENSTAR) to, or to be made by any such Person with, any Person (including any Government Entity) in connection with the execution, delivery and performance by Vendor or its Affiliates, as applicable, of this Agreement and the other Transaction Documents to which Vendor or its Affiliates is or will be a party and the consummation of the Transactions, except: (a) as would not, individually or in the aggregate, have a Material Adverse Effect; or (b) as may be required as a result of any facts or circumstances relating solely to Buyer or any of its Affiliates.

4.9	Preferential Purchase Rights.

Except as set forth in Section 4.9 of the Vendor Disclosure Schedule, there are no preferential purchase rights or options that are held by any Person to purchase or acquire any of the Purchased Member Interests, any of the Conveyed Subsidiary Interests or any of the Conveyed Entity Assets, which, in each case, are triggered as a result of the execution of this Agreement by Vendor or the consummation of the Transactions.

4.10	Financial Statements.

Copies of: (a) the audited financial statements of CINGSA as at December 31, 2020 and 2021, and for the years ended December 31, 2019, 2020 and 2021, and the notes thereto; (b) the unaudited financial statements of CINGSA as at March 31, 2022, and for the three (3)-month period ended March 31, 2022, and the notes thereto; (c) the audited financial statements of Alaska Storage at December 31, 2020 and 2021, and for the years ended December 31, 2019, 2020 and 2021, and the notes thereto; (d) the unaudited financial statements of Alaska Storage at March 31, 2022, and for the three (3)-month period ended March 31, 2022; (e) the consolidated balance sheet and income statement of SEMCO-CINGSA as at December 31, 2020 and 2021, and for the years ended December 31, 2020 and 2021, and as at March 31, 2022 and for the three (3)-month period ended March 31, 2022; and (f) the income statement, balance sheet and trial balance contained in the ENSTAR Operating Report with respect to ENSTAR at December 31, 2020 and 2021 and March 31, 2022 (collectively, the “Financial Statements”) have been made available to Buyer prior to the date of this Agreement and are set out in Section 4.10 of the Vendor Disclosure Schedule. The Financial Statements were prepared from the books and records of the Business in accordance with US GAAP consistently applied (except for the absence of footnotes in any unaudited financial statements and any potential adjustments relating to federal or state income taxes) and fairly present, in all material respects, the financial position, results of operations, cash flows and changes in members’ equity (as applicable) of the Business as of the dates and for the periods presented (except as may be noted therein).

4.11	Absence of Liabilities.

(a)	Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), and the Conveyed Subsidiary Entities have no (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR will have no) Liabilities (i) not related to the Business or (ii) required by US GAAP to be reflected in a consolidated balance sheet, other than, in the case of the foregoing clause (ii), (a) Liabilities that have been reflected, reserved against or otherwise disclosed in the Financial Statements; (b) Liabilities incurred since December 31, 2021 in the Ordinary Course of Business; (c) Liabilities incurred in connection with this Agreement or the other Transaction Documents or the Transactions; (d) Liabilities that have been or will be discharged or paid in full prior to Closing; and (e) Liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Business.

(b)	Section 4.11(b) of the Vendor Disclosure Schedule sets forth a complete and accurate list of the Intercompany Indebtedness as of the Signing Date.

4.12	Accounts Receivable.

All accounts receivable of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), and the Conveyed Subsidiary Entities (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) are (a) bona fide and valid receivables arising from sales actually made or services actually performed and were incurred in the Ordinary Course of Business, (b) properly reflected in the Financial Statements in accordance with US GAAP consistently applied and (c) not subject to any setoffs, counterclaims, credits or other offsets, and are current. No Person has any Encumbrance on any accounts receivable or any part thereof, and no agreement for deduction, free goods or services, discount or other deferred price or quantity adjustment has been made by any of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), or the Conveyed Subsidiary Entities (and upon completion of the Pre-Closing Reorganization, NewCo, New APC or New ENSTAR) with respect to any accounts receivable other than in the Ordinary Course of Business.

4.13	Absence of Changes.

Except as contemplated by this Agreement, since December 31, 2021 through the date of this Agreement, (a) the Business has been conducted in all material respects in the Ordinary Course of Business; and (b) no Material Adverse Effect has occurred. Since January 1, 2022 to the Signing Date, no material Unbudgeted Capital Expenditures have been incurred by or on behalf of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), or the Conveyed Subsidiary Entities.

4.14	Material Contracts.

(a)	Section 4.14(a) of the Vendor Disclosure Schedule sets forth a complete and accurate list, as of the Signing Date, of the Material Contracts.

(b)	Each Material Contract is a valid and binding obligation of Vendor, APC or the Conveyed Subsidiary Entity (or, subject to Section 8.8, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or the Conveyed Subsidiary Entities), as applicable, that is party thereto and, to the Knowledge of Vendor, is a valid and binding obligation of each other party to such Material Contract. Each Material Contract is enforceable against Vendor, APC or such Conveyed Subsidiary Entity (or, subject to Section 8.8, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or the Conveyed Subsidiary Entities), as applicable, and, to the Knowledge of Vendor, each other party to such Material Contract in accordance with its terms (subject in all cases to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles). None of Vendor, APC or the Conveyed Subsidiary Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or the Conveyed Subsidiary Entities) are in default or breach, in any material respect, of a Material Contract, nor, to the Knowledge of Vendor, is any other party to a Material Contract in default or breach, in any material respect, of a Material Contract and, to the Knowledge of Vendor, there does not exist any event, condition or omission that would constitute such a default or breach with the lapse of time or notice or both.

(c)	As of the Signing Date, except as set forth in Section 4.14(c) of the Vendor Disclosure Schedule, there are no outstanding authorizations for expenditure or similar written requests or invoices for funding or participation for capital contributions under any Contract that is binding on the Conveyed Subsidiary Entities or in respect of the Conveyed Entity Assets that Vendor reasonably anticipates will require expenditures in excess of $1,000,000 per item after the Signing Date.

4.15	Litigation and Claims.

(a)	There is, and for the three (3) years preceding the Signing Date has been, no Legal Proceeding pending or, to the Knowledge of Vendor, threatened in writing against it or any of its Affiliates, in respect of the Conveyed Entities or the Conveyed Entity Assets, before any Government Entity, except: (a) as set out in Section 4.15(a) of the Vendor Disclosure Schedule; or (b) as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)	There is, and for the three (3) years preceding the Signing Date has been, no material Legal Proceeding commenced by any of the Conveyed Entities, Vendor (in respect of the ENSTAR Assets, the SEMCO-CINGSA Interests or the APC Interests) or APC (in respect of the APC Assets or the NORSTAR Interests) pending before any Government Entity or threatened in writing by any of the Conveyed Entities, Vendor (in respect of the ENSTAR Assets, the SEMCO-CINGSA Interests or the APC Interests) or APC (in respect of the APC Assets or the NORSTAR Interests) against any other Person, except as set out in Section 4.15(b) of the Vendor Disclosure Schedule.

4.16	Compliance with Law; Permits.

(a)	Except: (x) as set out in Section 4.16(a) of the Vendor Disclosure Schedule; or (y) as would not, individually or in the aggregate, have a Material Adverse Effect:

(i)	each of the Conveyed Entities (other than NewCo, New APC and New ENSTAR) is, and for the three (3) years preceding the Signing Date has been, in compliance with all Laws applicable to such Conveyed Entity or its business, properties or assets;

(ii)	Vendor is, and for the three (3) years preceding the Signing Date has been, in compliance with all Laws applicable to the ENSTAR Assets, the SEMCO-CINGSA Interests and the APC Interests;

(iii)	APC is, and for the three (3) years preceding the Signing Date has been, in compliance with all Laws applicable to the APC Assets and the NORSTAR Interests;

(iv)	subject to any transfers to NewCo, New APC and New ENSTAR undertaken pursuant to the Pre-Closing Reorganization, Vendor, APC and the Conveyed Entities (other than NewCo, New APC and New ENSTAR) have all material Permits required to conduct the Business as it is presently conducted; and

(v)	upon completion of the Pre-Closing Reorganization: (A) each of NewCo, New APC and New ENSTAR will be, and at all times since its formation will have been, in compliance with all Laws applicable to NewCo, New APC and New ENSTAR, as applicable, or its business, properties or assets, including the Transferred Assets; and (B) subject to Section 8.8, each of NewCo, New APC, New ENSTAR, and the Conveyed Subsidiary Entities will have all material Permits required to conduct the Business as it is presently conducted.

(b)	Except as set out in Section 4.16(b) of the Vendor Disclosure Schedule, the consummation of the Transactions will not cancel, suspend, terminate or otherwise require modification of any material Permit required to conduct the Business.

4.17	Real Property Interests.

(a)	Except: (a) as set out in Section 4.17(a) of the Vendor Disclosure Schedule; or (b) as would not, individually or in the aggregate, have a Material Adverse Effect, the Conveyed Entity Assets include all of the real property interests necessary for the operation of the Business as it is presently conducted.

(b)	Except as set out in Section 4.17(b) of the Vendor Disclosure Schedule:

(i)	with respect to any Owned Real Property:

(A)	as of the Signing Date, Vendor (in respect of the ENSTAR Owned Real Property) and APC (in respect of the APC Owned Real Property);

(B)	upon completion of the Pre-Closing Reorganization, subject to Section 8.8, New ENSTAR (in respect of the ENSTAR Owned Real Property) and New APC (in respect of the APC Owned Real Property); and

(C)	each Conveyed Subsidiary Entity (in respect of the Owned Real Property owned by such Conveyed Subsidiary Entity),

has good and valid fee simple interest in such Owned Real Property, free and clear of Encumbrances, subject to any Permitted Encumbrances;

(ii)	with respect to any Leased Real Property:

(A)	as of the Signing Date, Vendor (in respect of the ENSTAR Leased Real Property) and APC (in respect of the APC Leased Real Property);

(B)	upon completion of the Pre-Closing Reorganization, subject to Section 8.8, New ENSTAR (in respect of the ENSTAR Leased Real Property) and New APC (in respect of the APC Leased Real Property); and

(C)	each Conveyed Subsidiary Entity (in respect of the Leased Real Property leased by such Conveyed Subsidiary Entity pursuant to a Lease),

has good and valid leasehold interest in such Leased Real Property, free and clear of Encumbrances, subject to any Permitted Encumbrances;

(iii)	with respect to the Easements:

(A)	as of the Signing Date, Vendor (in respect of the ENSTAR Easements) and APC (in respect of the APC Easements);

(B)	upon completion of the Pre-Closing Reorganization, subject to Section 8.8, New ENSTAR (in respect of the ENSTAR Easements) and New APC (in respect of the APC Easements);

(C)	each Conveyed Subsidiary Entity (in respect of the Easement interests held by such Conveyed Subsidiary Entity pursuant to an Easement),

has good and valid easement, right-of-way or similar interest in such Easements, free and clear of Encumbrances, subject to any Permitted Encumbrances.

(c)	Vendor has made available to Buyer a true and complete list of each of the Leases of Leased Real Property of Vendor (in respect of the ENSTAR Easements), APC (in respect of the APC Easements) and the Wholly-Owned Entities (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR and the Wholly-Owned Entities) and the and rights-of-way of Vendor (in respect of the ENSTAR Easements), APC (in respect of the APC Easements) and the Conveyed Entity Subsidiaries (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR and the Conveyed Subsidiary Entities). Each Lease of Leased Real Property of Vendor (in respect of the ENSTAR Easements), APC (in respect of the APC Easements) and the Conveyed Entity Subsidiaries (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR and the Conveyed Subsidiary Entities) is valid and in full force and effect, and constitutes a valid and legally binding obligation of Vendor, APC, or such Conveyed Subsidiary Entity (or, subject to Section 8.8, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or the Conveyed Subsidiary Entities), that is party thereto, and, to the Knowledge of Vendor, of each other party thereto in accordance with its terms (subject in all cases to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles). None of Vendor, APC, or the Wholly-Owned Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or the Conveyed Subsidiary Entities), are nor, to the Knowledge of Vendor, is any other party to any Lease of Leased Real Property, in breach or default thereunder, in any material respect and, to the Knowledge of Vendor, there does not exist any event or circumstance which would become a breach or default thereunder with the giving of notice or passage of time.

(d)	Except as set out in Section 4.17(d) of the Vendor Disclosure Schedule, as of the Signing Date there is, and in the three (3) years preceding the Signing Date there has been, no condemnation (or any transfer in lieu of condemnation) or similar proceeding affecting any portion of the Owned Real Property or the Leased Real Property, pending or, to the Knowledge of Vendor, threatened in writing.

(e)	Except as set out in Section 4.17(e) of the Vendor Disclosure Schedule, Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), and the Conveyed Subsidiary Entities (or, subject to Section 8.8, upon completion of the Pre-Closing Reorganization, NewCo, New ENSTAR, New APC and the Conveyed Subsidiary Entities, severally), have not leased or otherwise granted to any Person the right to use or occupy any Owned Real Property or Leased Real Property or any portion thereof.

(f)	Neither Vendor nor any Conveyed Subsidiary Entity has received written notice of any, and to the Knowledge of Vendor, none of Vendor, APC or any Conveyed Subsidiary Entity is in, material default under any restrictive covenants affecting the Real Property Interests.

4.18	Environmental Matters.

Except as set forth in Section 4.18 of the Vendor Disclosure Schedule:

(a)	the Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) and APC (in respect of the APC Assets) are, and for the three (3) years preceding the Signing Date have been, in compliance with all applicable Environmental Laws except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect;

(b)	upon completion of the Pre-Closing Reorganization, each of NewCo, New APC and New ENSTAR is, and at all times since formation has been, in compliance with all applicable Environmental Laws except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect;

(c)	all past violations of applicable Environmental Laws by any of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity), if any, have been resolved without any ongoing obligations, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect;

(d)	Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) and the Conveyed Subsidiary Entities possess all material Environmental Permits required for the operation of the Business as it is presently conducted, all such material Environmental Permits are in full force and effect, and there is no Legal Proceeding pending or, to the Knowledge of Vendor, threatened that is reasonably likely to result in the rescission, revocation, termination or material adverse modification of any such material Environmental Permit;

(e)	subject to Section 8.8, upon completion of the Pre-Closing Reorganization, each of NewCo, New APC and New ENSTAR will possess all material Environmental Permits required for the operation of the Business as it is presently conducted;

(f)	since January 1, 2019, (i) to the Knowledge of the Vendor, there have not been any Releases of Hazardous Materials from the Conveyed Entity Assets or for which any of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) are responsible, and (ii) Hazardous Materials have not been used, generated, produced, treated, stored, transported, processed, distributed, disposed of, recycled, reclaimed, handled or otherwise present on, under, about, emanating from or to, any property currently or, to the Knowledge of Vendor, formerly owned, leased or operated by any of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) or any predecessor thereof, except in the case of each of (i) and (ii) above in compliance in all material respects with applicable Environmental Laws, and in a manner that has not given, and would not reasonably be expected to give, rise to a Material Adverse Effect;

(g)	since January 1, 2019, none of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) has received from any Government Entity any written claim, demand, notice of violation, citation notice of potential Liability or notice that it is or allegedly is in violation of, or has or allegedly has any Liability under, any applicable Environmental Law (other than past violations, if any, that have been resolved, without any ongoing obligations), nor, to the Knowledge of Vendor is there any reasonable basis for any such claim, demand, or notice, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect;

(h)	there are no writs, injunctions, decrees, orders or judgments outstanding or any Legal Proceedings pending or, to the Knowledge of Vendor, threatened in writing, against any of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) before any Government Entity concerning compliance by any of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or the Conveyed Subsidiary Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) with, or Liability under, any applicable Environmental Law, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect; and

(i)	except in respect of the Pre-Closing Reorganization, none of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) has expressly assumed, by Contract any known material Environmental Liability of any other Person.

4.19	Labor, Employment and Employee Benefit Matters.

(a)	As of the Signing Date, Section 4.19(a) of the Vendor Disclosure Schedule sets forth a complete and accurate list of each material Business Benefit Plan.

(b)	As of the Signing Date, Section 4.19(b) of the Vendor Disclosure Schedule sets forth a complete and accurate list of each material Business Benefit Agreement.

(c)	With respect to each material Business Benefit Plan and material Business Benefit Agreement, Vendor has provided or made available to Buyer complete and accurate copies of: (i) such Business Benefit Plan or Business Benefit Agreement; (ii) each trust, insurance, annuity or other funding Contract related thereto; (iii) the two most recent financial statements and actuarial or other valuation reports prepared with respect thereto, if applicable; and (iv) copies of all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Business Benefit Plan listed on Section 4.19(a) of the Vendor Disclosure Schedule. All annual reports on Form 5500, if applicable, required to be filed with the Internal Revenue Service with respect to the material Business Benefit Plans and material Business Benefit Agreements, have been timely filed.

(d)	Except as listed in Section 4.19(d) of the Vendor Disclosure Schedule, none of the execution and delivery of this Agreement or the consummation of the Transactions (alone or in conjunction with any other event, including any termination of employment on or following the Closing Date) will: (i) entitle any Business Personnel to any compensation or benefit; (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation; (iii) subject to Section 11.4, result in any breach or violation of or default under or limit NewCo’s right to amend, modify or terminate any material Business Benefit Plan or material Business Benefit Agreement; or (iv) result in the payment of any amount that would be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.

(e)	No Business Benefit Plan or Business Benefit Agreement is a multiemployer plan (as defined in Section 4001(a)(3) of ERISA), or a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA). Each Business Benefit Plan and Business Benefit Agreement that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in material compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder. None of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) is a party to, nor otherwise obligated under, any Contract, material Business Benefit Plan or material Business Benefit Agreement that provides for a “gross-up”, make-whole or similar payment with respect to any Taxes under Section 409A or Section 4999 of the Code. Every retirement plan that is intended to be tax-qualified under Code Section 401(a) is in material compliance with such tax-qualification requirements, and any trusts intended to be exempt from federal income taxation under the Code are so exempt. To the Knowledge of Vendor, nothing has occurred with respect to the operation of the Business Benefit Plans that could cause the loss of such qualification or exemption, or the imposition of any liability, penalty or tax under ERISA or the Code. Each Business Benefit Plan and Business Benefit Agreement (and any related trust or other funding vehicle) has been maintained, operated and administered in compliance in all material respects with applicable Laws and with the terms of such Business Benefit Plan or Business Benefit Agreement. There are no pending, or to the Knowledge of Vendor, threatened, investigations by any Government Entity with respect to or other material claims, suits or proceedings (except routine claims for benefits payable in the ordinary course) against or involving any Business Benefit Plan or Business Benefit Agreement.

(f)	With respect to any defined benefit pension plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA that is or is required to be sponsored, maintained or contributed to, or has been sponsored, maintained or contributed to or required to be maintained or contributed to within the six (6) years prior to the date of this Agreement, by Vendor or any of its Affiliates or any ERISA Affiliate, (i) no liability to the Pension Benefit Guaranty Corporation has been incurred by any such entity, which liability has not been satisfied, (ii) no failure to meet the minimum funding standard under Section 412 or 430 of the Code or Section 302 or 303 of ERISA has occurred, (iii) all contributions (including installments) to any such plan required by Section 301 of ERISA and Sections 412 or 430 of the Code have been timely made, (iv) no condition exists or event or transaction has occurred with respect to any such plan that would reasonably be expected to result in Buyer, NewCo or any of their Subsidiaries incurring any material liability, fine or penalty for which a reserve or accrual has not been established, (v) no proceeding has been initiated to terminate any such plan, (vi) there has been no “reportable event”, within the meaning of Section 4043 of ERISA, (vii) no such plan has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed year, (viii) no such plan has applied for or received a waiver of the minimum funding standards or an extension of any amortization period within the meaning of Section 412 of the Code or Section 302 or 303 of ERISA, (ix) there are no funding-based limitations, within the meaning of Section 436 of the Code, currently in effect, and (x) none of the Vendor or any of its Affiliates has engaged in any transaction described in Sections 4069 of ERISA.

(g)	Except as otherwise set forth in Section 4.19(i) of the Vendor Disclosure Schedule, with respect to each Business Benefit Plan or Business Benefit Agreement that is an employee welfare benefit plan, whether or not subject to ERISA, there are no understandings, agreements or undertakings, written or oral, that would prevent any such plan (including any such plan covering retirees or other former participants) from being amended or terminated without liability to Buyer, NewCo or any of their respective Subsidiaries at or at any time after the Closing.

(h)	Vendor has provided or made available to Buyer copies of all current collective bargaining agreements that cover Business Personnel. Within the period from January 1, 2022 through the date of this Agreement: (i) there has not been any, and there currently is no pending nor, to the Knowledge of the Vendor, threatened, work stoppage or labor strike against the Business by employees; and (ii) there are no unfair labor practice complaints pending against the Business before the National Labor Relations Board or any other Government Entity.

(i)	Except as set forth in Section 4.19(i) of the Vendor Disclosure Schedule, with respect to the Business Personnel, Vendor and its Affiliates are and have been in compliance in all material respects with all Laws that related to employment matters, employment practices, and terms and conditions of employment, including without limitation wages, benefits, hours, overtime, discrimination, equal opportunity, harassment, immigration, disability, affirmative action, leaves of absence, rest periods, meal breaks, workers’ compensation, unemployment insurance, occupational health and safety and the collection and payment of withholding and/or social contribution Taxes and similar Taxes, plant closings, mass layoffs and relocations. During the last three (3) years, (i) there has been no claim, arbitration, mediation, charge, or litigation against Vendor or any of its Affiliates relating to any employment or labor matter involving Business Personnel, and (ii) there has been no audit, investigation, or examination of Vendor or any of its Affiliates by any Government Entity regarding any employment or labor matter involving Business Personnel. Neither Vendor nor any of its Affiliates is, or ever has been, a party to or otherwise bound by any judgment, citation, decree or order by any Government Entity relating to Business Personnel or employment practices relating to Business Personnel. Each of Vendor and each of its Affiliates has, with respect to Business Personnel, paid (i) each current or former employee or, if not past due, adequately accrued in accordance with US GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees and (ii) paid all premiums due to Government Entities or payable with respect to insurance policies relating to each Business Benefit Plan and Business Benefit Agreement, and any historical delays in timely payment thereof have been immaterial in amount or significance. With respect to Business Personnel, except as would not reasonably be expected to result in material liability, each of Vendor and each of its Affiliates has during the last three (3) years, properly classified in accordance with the requirements of all applicable Laws all of its service providers either as an “employee” or “independent contractor” and as exempt or non-exempt from overtime requirements and has made all appropriate filings in connection with services provided by, and compensation paid to, such service providers. Further, to Vendor’s Knowledge, with respect to Business Personnel, no employee of Vendor and its Affiliates is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or similar obligation with or to the Vendor and its Affiliates.

4.20	Tax Matters.

(a)	Except as set forth in Section 4.20(a) of the Vendor Disclosure Schedule:

(i)	all income and material non-income Tax Returns required to be filed on or before the Closing Date to the extent such Tax Returns relate to the Conveyed Entities or to the Conveyed Entity Assets have been timely filed. All such Tax Returns are true, complete and accurate in all material respects. All Taxes that are payable by the Conveyed Entities or for which the Conveyed Entities are liable or relating to the Conveyed Entity Assets have been timely paid;

(ii)	all material Taxes required to be collected or withheld by the Conveyed Entities or relating to the Conveyed Entity Assets have been timely collected or withheld and paid over to the proper Tax Authority in accordance with applicable Laws;

(iii)	there is no audit, suit or other proceeding currently in progress or threatened in writing, or to the Knowledge of Vendor, pending, with respect to the Taxes of any of the Conveyed Entities or relating to the Conveyed Entity Assets, and neither Vendor (nor any of its Affiliates) nor any Conveyed Entity has received written notice from any Tax Authority of any deficiency, assessment, audit, examination, investigation or other proceeding in respect of Taxes of or with respect to any Conveyed Entity or the Conveyed Entity Assets;

(iv)	there are no outstanding waivers or extensions regarding the application of the statutory period of limitations for the assessment of Tax with respect to any material Taxes or material Tax Returns of any of the Conveyed Entities or relating to the Conveyed Entity Assets;

(v)	no written claim or notice has been received from a Tax Authority in a jurisdiction where any of the Conveyed Entities or, in respect of the Conveyed Entity Assets, Vendor or any of its Affiliates, does not file a Tax Return asserting that any of the Conveyed Entities or Vendor or such Affiliate may be subject to taxation in such jurisdiction with respect to Taxes that are the subject of such Tax Return;

(vi)	within the past two (2) years, no Conveyed Entity has been a “distributing corporation” or a “controlled corporation” in a transaction that was intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code);

(vii)	none of the Conveyed Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning on or after the Closing Date as a result of (A) a change in accounting method made prior to Closing, (B) an installment sale or open transaction disposition made prior to the Closing, (C) a “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) entered into on or prior to the Closing, (D) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (E) an intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar provision of state, provincial, local or non-U.S. Law) attributable to any taxable period (or portion thereof) ending on or prior to the Closing Date, or (F) pursuant to the CARES Act;

(viii)	the Purchased Member Interests are not “loss shares” within the meaning of Treasury Regulations Section 1.1502-36(d), and the transactions contemplated by this Agreement will not cause an adverse adjustment to the basis of any asset or attribute of NewCo under Treasury Regulations Section 1.1502-36(d) (or any similar provision of state, local or non-U.S. Law);

(ix)	none of the Conveyed Entities conducts a trade or business, has a permanent establishment, operates or conducts business through any branch, or is otherwise subject to taxation in a country other than the country of its formation;

(x)	none of the Conveyed Entities has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or, to the Knowledge of Vendor, any similar provision of state, local or non-U.S. Law);

(xi)	NewCo is and has since its formation been properly treated as a corporation for U.S. federal income tax purposes;

(xii)	each of the Conveyed Entities (excluding Norstar Pipeline) are considered automatic excepted regulated utility trade or businesses and have been treated as such on the federal consolidated tax return;

(xiii)	a valid election under Section 754 of the Code is in effect with respect to Alaska Storage;

(xiv)	none of the Conveyed Entities have any Liability for the Taxes of any Person (other than the Conveyed Entities) under Treasury Regulations Section 1.1502-6. None of the Conveyed Entities or, in respect of the Conveyed Entity Assets, any of Vendor or its Affiliates, is a party to, is bound by, or has any obligation or Liability under, any Tax allocation, Tax sharing or Tax indemnity agreement, other than any commercial agreement entered into in the Ordinary Course of Business and the principal purpose of which does not relate to Taxes;

(xv)	each of the Conveyed Entities is in material compliance with all terms and conditions of any Tax Abatement Agreement to which it is a party, and the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any Tax Abatement Agreement;

(xvi)	since December 31, 2021 through the date of this Agreement, none of the Conveyed Entities has (A) made any new Tax election, changed or revoked any existing Tax election or made, changed or rescinded any express or deemed entity classification; (B) settled or compromised any litigation, audit, assessment, controversy or other proceeding relating to Taxes; (C) amended any material Tax Return or filed any material Tax Return in a manner inconsistent with past practice, (D) submitted any material claim for refund; (E) entered into any closing agreement with any Tax Authority; (F) adopted or changed any Tax accounting period or other method of Tax accounting; (G) consented to any extension or waiver of the limitations period applicable to any material Tax claim or assessment; (H) made any voluntary Tax disclosure or Tax amnesty or similar filing; (I) sought any private letter ruling; or (J) entered into any Tax allocation, Tax sharing or Tax indemnity agreement, other than any commercial agreement entered into in the Ordinary Course of Business and the principal purpose of which does not relate to Taxes; and

(xvii)	there are no Encumbrances for Taxes (other than Permitted Encumbrances) on the Conveyed Entity Assets.

(b)	Section 4.20(b) of the Vendor Disclosure Schedule sets forth the classification of the Conveyed Entities for United States federal income tax purposes, and any entity classification elections made with respect to each Conveyed Entity within the last sixty (60) months.

4.21	Insurance.

(a)	Section 4.21(a) of the Vendor Disclosure Schedule sets forth a summary of coverage of the insurance policies maintained by or on behalf of, or covering, the Conveyed Entities or the Conveyed Entity Assets (such policies, collectively, the “Policies”) as of the Signing Date. The Policies are in full force and effect. All premiums due and payable under the Policies have been paid in a timely manner and the Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets), and APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) have complied in all material respects with the terms and conditions of all the Policies.

(b)	Except as set forth on Section 4.21(b) of the Vendor Disclosure Schedule, as of the Signing Date there is no material insurance claim pending under the Policies as to which coverage has been denied by the insurer other than customary indications as to reservation of rights by insurers, and, as of the Signing Date, none of Vendor, APC nor any of the Conveyed Subsidiary Entities has received written notice of cancellation of any of the Policies.

4.22	Intellectual Property.

(a)	Section 4.22(a) of the Vendor Disclosure Schedule correctly sets forth a list of all Intellectual Property, included in the Transferred Assets or otherwise, owned by any of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or a Conveyed Subsidiary Entity as of the Signing Date which are the subject of any issuance, registration or application before any Government Entity or, with respect to internet domain names, any domain name registrar, identifying in each case the legal (and if different, beneficial) owner thereof.

(b)	Except as set forth in Section 4.22(b) of the Vendor Disclosure Schedule: (i) each of the Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) and APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, New ENSTAR in respect of the ENSTAR Assets and New APC in respect of the APC Assets) owns or has the right to use pursuant to license, sublicense, agreement or otherwise all Intellectual Property required in the operation of the Business as it is presently being conducted, other than the Excluded Assets; (ii) no Person has asserted in writing against Vendor or any of its Affiliates a claim that any Conveyed Subsidiary Entity, Vendor (in respect of the ENSTAR Assets) or APC (in respect of the APC Assets) (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or the Conveyed Subsidiary Entities) is infringing, misappropriating or otherwise violating or has in the three (3) years prior to the Signing Date infringed, misappropriated or otherwise violated the Intellectual Property of such Person; (iii) neither Vendor nor any Conveyed Subsidiary Entity has received written notice that the conduct of the Businesses as it is currently conducted infringes, misappropriates or otherwise violates any Intellectual Property of any Person, and to the Knowledge of Vendor, the conduct of the Businesses as it is currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person; and (iv) to the Knowledge of Vendor, no Person is infringing, misappropriating or otherwise violating any material Intellectual Property owned by any of the Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) or APC (in respect of the APC Assets) (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or the Conveyed Subsidiary Entities).

(c)	To the Knowledge of Vendor, no Software included in the Conveyed Entity Assets contains any material disabling codes or instructions, spyware, Trojan horses, worms, vulnerabilities, viruses or other Software routines intentionally designed to permit or cause unauthorized access to, or unauthorized disruption, impairment, disablement, or destruction of, Software, data or other materials by a Person other than Buyer and its Affiliates and their respective Representatives (“Contaminants”). The Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) and APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, NewCo) have taken commercially reasonable steps in accordance with generally accepted industry standards to ensure that the Software in the Conveyed Entity Assets is substantially free from such Contaminants.

(d)	The Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) and APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) have taken commercially reasonable steps in accordance with generally accepted industry standards and have in place commercially reasonable measures to protect the integrity, security, continuous operation and redundancy of the IT Systems used in their businesses (and all information stored or contained therein or transmitted thereby), including protection against any unauthorized use, access, interruption, modification or corruption. The Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) and APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures. The IT Systems used by the Conveyed Subsidiary Entities (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) or the Business operate in all material respects in accordance with their functional specifications and, since the date that is three (3) years prior to the date hereof, such IT Systems have not suffered any material malfunction, failure, outage or disruption. The IT Systems used by the Conveyed Subsidiary Entities (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) or the Business are sufficient to operate their businesses as currently conducted.

4.23	Data Privacy and Security.

(a)	The Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) and APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) are, and during the three (3) years before the Signing Date have been, in material compliance with all (i) Privacy Laws, (ii) privacy policies, notices, statements and procedures applicable to the Conveyed Entities or the Business regarding Personal Information, privacy or data security practices, and (iii) the requirements of any Contracts regarding Personal Information, privacy or data security practices (subsections (i) to (iii) collectively referred to as “Privacy Commitments”).

(b)	The Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) and APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) have and during the past three (3) years have had agreements in place with (i) all Persons processing or otherwise with access to Personal Information or other data collected or processed by, for or on behalf of the Conveyed Entities or the Business (“Data Partners”) and (ii) each Person for or on behalf of which the Conveyed Entities or the Business process Personal Information or other data, such agreements requiring protection of Personal Information consistent with Privacy Commitments, and all Data Partners are, to the Knowledge of Vendor, in compliance with such Privacy Commitments.

(c)	None of the execution and delivery of this Agreement or the consummation of the Transactions will: (i) cause, constitute, or result in a material breach or violation of any Privacy Commitments; (ii) except as set forth in Section 4.23(c) of the Vendor Disclosure Schedule, require the consent of or notice to any Person under any Privacy Commitments; or (iii) give rise to any right of termination or other right to impair the Conveyed Entities’ rights to own and process any Personal Information used in or necessary for the operation of the Business as it is currently being conducted.

(d)	The Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets) and APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) have: (x) implemented and maintained, and have required all Data Partners to implement and maintain, cyber insurance that would offer coverage in the event of unauthorized, unlawful or improper access, use, acquisition, modification, disclosure, destruction or loss (a “Security Incident”) involving all Personal Information and other data owned, stored, used, maintained, controlled or processed by or on behalf of Vendor or any of its Affiliates with respect to the Business or the Conveyed Entities, and (y) implemented and maintained an information security program comprising reasonable and appropriate physical, technical and administrative security measures, systems, safeguards and policies to protect all Personal Information and other data owned, stored, used, maintained, controlled or processed by or on behalf of Vendor or any of its Affiliates with respect to the Business or the Conveyed Entities.

(e)	None of the Conveyed Subsidiary Entities, Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) or, to the Knowledge of Vendor, any Data Partners has (i) experienced any material Security Incidents, (ii) been required pursuant to any Privacy Commitment to notify customers, employees, or Government Entities of any Security Incident, (iii) been the subject of any inquiry, investigation or enforcement action of any Government Entity with respect to compliance with any Privacy Law, or (iv) received any written notices, written request, written claim, written complaint, written correspondence or other written communication from any Government Entity relating to any Security Incident or violation of any Privacy Commitment.

(f)	None of the Conveyed Entities are currently within the scope of TSA Security Directive Pipeline-2021-01; TSA Security Directive Pipeline-2021-02; TSA Information Circular IC Pipeline-2022-01; and Executive Order 14028 on Improving the Nation’s Cybersecurity.

4.24	Bank Accounts.

Section 4.24 of the Vendor Disclosure Schedule sets forth a true, correct and complete list of all deposit, demand, time, savings, passbook, security or similar accounts that the Wholly-Owned Entities (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC and New ENSTAR) maintained with any bank or financial institution which will not be closed prior to Closing, including the names of the financial institutions maintaining each such account and the purpose for which such account is established.

4.25	Anti-Corruption and Anti-Bribery Laws; Anti-Money Laundering Laws; Sanctions.

(a)	During the three (3) years preceding the date of this Agreement, none of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity, nor any director, officer, employee thereof or, to the Knowledge of Vendor, any other Person acting for or on behalf of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity), has, directly or indirectly, in connection with the Business: (i) taken any action that would cause Vendor, APC or the Conveyed Subsidiary Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) or the Business to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act or the rules and regulations promulgated thereunder or any other anti-bribery Law applicable to Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), such Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or such Conveyed Subsidiary Entity) or the Business; or (ii) made any unlawful payment or given any other unlawful consideration, gift or entertainment to any foreign public official to improperly influence official action or secure an improper advantage or otherwise in violation of applicable Law.

(b)	The Business is and has been during the three (3) year period prior to the date hereof conducted at all times in compliance with applicable money laundering Laws in all material respects, and no claim involving Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity), the Business or any Business Personnel with respect to applicable money laundering Laws is pending or, to the Knowledge of Vendor, threatened.

(c)	None of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), any of the Conveyed Subsidiary Entities (and, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR and the Conveyed Subsidiary Entities), their respective directors, managers, officers or employees or, to the Knowledge of Vendor, any other Person acting on their behalf: (i) is a Restricted Party, (ii) during the three (3) years preceding the Signing Date has engaged in a transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Restricted Party, in violation of applicable Sanctions or that might reasonably be expected to cause such Person to become a Restricted Party or (iii) during the three (3) years preceding the Signing Date has been notified in writing of any such pending or threatened actions.

4.26	Government Contracts.

(a)	With respect to each Government Contract and any proposals or bids submitted for any Government Contract, during the last three (3) years: (a) none of the Conveyed Entities, Vendor or any of its Affiliates with respect to the Business, or any of their respective Principals (as that term is defined by 48 C.F.R. § 2.101), employees or, to the Knowledge of Vendor, other Persons acting on its or their behalf is or has been suspended or debarred, proposed for debarment or suspension, declared ineligible or determined non-responsive from holding, performing or bidding on any Government Contract, and no such Legal Proceeding regarding suspension, debarment, ineligibility or non-responsibility has been commenced or threatened in writing; (b) no counterparty under a Government Contract has notified in writing (nor to the Knowledge of Vendor, orally) that Vendor or any of its Affiliates is in breach or violation of any applicable Law; (c) none of Vendor or any of its Affiliates has received any written (nor, to the Knowledge of Vendor, any oral) notice of termination for default or cause, cure notice, or show cause notice; (d) none of Vendor or any of its Affiliates has received any written (or, to the Knowledge of Vendor, any oral) notice of any audits or investigations by any Government Entity; (e) none of Vendor or any of its Affiliates has been notified in writing (or, to the Knowledge of Vendor, orally) of any other material claim or other material dispute relating to any Government Contract; (f) none of Vendor or any of its Affiliates has conducted an internal investigation for which it engaged outside counsel or a forensic accounting firm, nor made any voluntary or mandatory disclosure to any Government Entity with respect to any irregularity, misstatement, significant overpayment, or actual or alleged violation of Law; (g) none of Vendor or any of its Affiliates has received any civil investigative demands or subpoenas relating to any Government Contract; (h) the Conveyed Entities and the Business have complied, in all material respects, with all Laws applicable to Government Contracts and none of Vendor, APC or the Conveyed Subsidiary Entities (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or the Conveyed Subsidiary Entities) are in default or breach, in any material respect, under a Government Contract; and (i) neither the Business nor any Conveyed Entity is required to make or maintain any cost accounting or any pricing disclosure or guarantee, or to maintain any accounting or property system, or performance or surety bond related to any Government Contract.

(b)	None of Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or any Conveyed Subsidiary Entity (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity) are required to possess any facility security clearances, and their respective employees are not required to possess any personnel security clearances, in each case necessary to conduct the Business as it is currently being conducted.

4.27	Sufficiency of Assets.

Subject to the availability to Buyer of the services under the Transition Services Agreement, the terms of Section 8.8, and the acquisition by Buyer of the Software licenses identified pursuant to Section 8.7(b)(ii), and except as set forth in Section 4.27 of the Vendor Disclosure Schedule, Buyer and the Conveyed Entities, taken as a whole, shall have, directly or indirectly, whether by ownership, access, use or through provision of services, immediately following the Closing the assets and properties (tangible or intangible) and services sufficient to allow Buyer and the Conveyed Entities, taken as a whole, to conduct the Business immediately following the Closing in all material respects as it is currently conducted and will be conducted at the Closing. The Conveyed Entities have in their possession all material operating procedures, manuals, guidelines and other procedures necessary to operate the Business as it is currently conducted and will be conducted at the Closing (collectively, the “Manuals”).

4.28	Related Party Agreements.

Except for (a) advances to employees in the Ordinary Course of Business that would not reasonably be expected to be, individually or in the aggregate, material to the Conveyed Entities, taken as a whole, (b) employment arrangements entered into in the Ordinary Course of Business, (c) participation by employees, officers and directors in any Business Benefit Plans, (d) the Conveyed Entities’ directors’ and officers’ liability insurance policy and (e) any indemnification agreement with any of the directors or officers of any Conveyed Entity, no director or executive officer of any Conveyed Entity (i) is a party to any agreement, arrangement, contract or other commitment to which a Conveyed Entity is a party or by which any of their respective assets or properties is bound, (ii) to the Knowledge of Vendor, has any direct or indirect financial interest in, or is an officer, director, manager, employee or consultant of, any competitor, supplier, licensor, distributor, lessor, or independent contractor of any Conveyed Entity, (iii) has an interest in any property or assets used by any Conveyed Entity, (iv) has outstanding any Indebtedness owed to any Conveyed Entity, (v) has received any funds from any Conveyed Entity since the date of the Balance Sheet, or is the obligee or beneficiary of any Liability of any Conveyed Entity, or (vi) has an interest in any such agreement, arrangement, contract or commitment set out in subclauses (i) through (v).

4.29	Material Customers and Material Suppliers.

Section 4.29 of the Vendor Disclosure Schedule lists each of the top fifteen (15) largest customers of the Business (measured by aggregate billing) during the fiscal year ended December 31, 2021 and the quarter ended March 30, 2022 (such customers, “Material Customers”) and the top ten (10) largest suppliers of the Business (measured by aggregate amount purchased by the Business) (such suppliers, the “Material Suppliers”). Since January 1, 2022 to the Signing Date, no Material Customer or Material Supplier has terminated, cancelled, materially reduced the volume purchased from the Business or supplied to the Business, as applicable, and for suppliers, materially increased the pricing of goods and/or services, as applicable, or, provided written notice to Vendor, APC or the Conveyed Subsidiary Entities that it intends to terminate, cancel, materially reduce the goods or services purchased from the Business or supplied to the Business, or materially increase its pricing, except in each case for changes in volumes or prices in the Ordinary Course of Business.

ARTICLE 5

DISCLAIMER OF VENDOR

5.1	No Other Representations or Warranties.

Except for the representations and warranties contained in Article 3 and Article 4, Buyer acknowledges and agrees that: (a) none of Vendor, the Conveyed Entities, any of their respective Affiliates or any of their respective Representatives has made or is making, and Buyer has not relied on, any other representation or warranty of any kind or nature whatsoever, oral or written, express or implied, with respect to Vendor, the Conveyed Entities, the Conveyed Entity Assets, the Business or otherwise in connection with this Agreement or the Transactions, including as to the accuracy or completeness of any such information; and (b) no Person has been authorized by Vendor or any of the Conveyed Entities to make any representation or warranty relating to Vendor, the Conveyed Entities, the Conveyed Entity Assets, the Business or otherwise in connection with this Agreement or the Transactions, including as to the accuracy or completeness of any such information. Except for the representations and warranties contained in Article 3 and Article 4, Vendor disclaims, on behalf of itself and its Affiliates, all Liability and responsibility for (and Buyer acknowledges and agrees that Vendor and its Affiliates shall have no Liability for) any opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to Buyer or its Affiliates, including any materials or information made available in the electronic data room hosted by or on behalf of Vendor in connection with the Transactions or in connection with presentations by Vendor’s management. Buyer further acknowledges and agrees that none of Vendor, the Conveyed Entities, any of their respective Affiliates or any of their respective Representatives has made or is making, and Buyer has not relied on, any representations or warranties to Buyer or any other Person regarding the probable success or profitability of the Conveyed Entities, the Conveyed Entity Assets, or the Business (whether before or after the Closing), including regarding the possibility or likelihood of any action, application, challenge, claim, proceeding or review, regulatory or otherwise, including, in each case, in respect of rates, or any particular result or outcome therefrom, or the possibility or likelihood of the occurrence of any environmental condition, release or hazard, or any mechanical or technical issue, problem, or failure, or of any interruption in service, or of any increase, decrease or plateau in the volume of product or service, or revenue derived therefrom, or of the possibility, likelihood or potential outcome of any complaints, controversies or disputes with respect to existing or future customers or suppliers, in each case, related to any of the Conveyed Entities, the Conveyed Entity Assets, or the Business. Vendor and Buyer each acknowledge that, except for and to the extent of the representations in Article 3 and Article 4, it is their express intention that the Conveyed Entities and the Conveyed Entity Assets shall be conveyed to Buyer on an “as is where is” basis and in their present condition and state of repair and Buyer will accept the Conveyed Entities and the Conveyed Entity Assets on an “as is, where is” basis in their present condition and state of repair and assume the obligations and Liabilities as provided for herein. Nothing in this Section 5.1 shall limit any claims by Buyer for Fraud of Vendor.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Buyer Disclosure Schedule, Buyer represents and warrants to Vendor, as of the date of this Agreement and as of the Closing, as follows:

6.1	Organization and Good Standing.

Buyer has been duly organized or created, is validly existing and is in good standing under the Laws of its jurisdiction of formation or creation.

6.2	Corporate Authorization.

Buyer has all requisite corporate or similar power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents, the performance of Buyer’s obligations hereunder and thereunder and the consummation of the Transactions have been duly authorized by all necessary action of Buyer. The Transaction Documents to which Buyer is or will be a party have been or will be duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of such Transaction Documents by each other Person that is or will be a party thereto, constitute legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or, as to enforceability, by general equitable principles.

6.3	Non-Contravention.

Assuming the receipt of all Regulatory Approvals and Buyer Approvals, the execution and delivery by Buyer of the Transaction Documents to which Buyer is or will be a party, the performance of the obligations of Buyer pursuant to such Transaction Documents and the consummation of the Transactions will not constitute or result in: (a) a violation of or conflict with any of the Organizational Documents of Buyer; or (b) assuming the receipt of all the Vendor Approvals, a breach or violation of, or a default under, any Law to which Buyer is subject, except, in the case of clause (b), as would not, individually or in the aggregate, prevent or materially delay or impair the ability of Buyer to consummate the Transactions.

6.4	Consents and Approvals.

Except for the approvals listed in Section 6.4 of the Buyer Disclosure Schedule (the “Buyer Approvals”) and the Regulatory Approvals, no consent, approval, waiver, authorization, notice or filing is required to be obtained by Buyer or any of its Affiliates from, or to be given by Buyer or any of its Affiliates to, or to be made by Buyer or any of its Affiliates with, any Person (including any Government Entity), in connection with the execution, delivery and performance by Buyer of the Transaction Documents to which Buyer is or will be a party and the consummation of the Transactions, except: (a) as would not prevent or materially delay or impair the ability of Buyer to consummate the Transactions; or (b) as may be required as a results of any facts or circumstances relating solely to Vendor or any of its Affiliates.

6.5	Litigation and Claims.

There is, and during the three (3) years preceding the Signing Date there has been, no Legal Proceeding pending or, to the Knowledge of Buyer, threatened in writing, against Buyer or any Affiliate of Buyer, or any of their respective properties or assets before any Government Entity, except as would not, individually or in the aggregate, prevent or materially delay or impair the ability of Buyer to consummate the Transactions.

6.6	Solvency.

There is no bankruptcy, insolvency, reorganization or receivership proceeding before any Government Entity pending against, being contemplated by or, to the Knowledge of Buyer, threatened in writing against Buyer. Buyer and Buyer Parent will, immediately after giving effect to the Transactions, be Solvent. For the purposes hereof, “Solvent” means, with respect to any Person, at any particular time, that at such time: (a) the present fair salable value of the assets of such Person exceeds the liabilities (fixed and contingent) of such Person; (b) such Person does not intend to, and does not believe that it will, incur debts and liabilities, including contingent liabilities, beyond its ability to pay such debts and liabilities as they become absolute and matured; (c) such Person does not have unreasonably small capital with which to conduct the businesses in which it is engaged as such businesses are now conducted and are proposed to be conducted; and (d) in consummating the Transactions, such Person does not intend to delay, hinder or defraud either present or future creditors.

6.7	Financing.

Buyer’s obligations hereunder are not subject to any conditions regarding its or any other Person’s ability to obtain financing for the Transactions. Buyer has, or will have, access to sufficient cash, available lines of credit or other sources of immediately available funds to enable Buyer to pay in full to Vendor the entire amount of the Closing Payment in immediately available funds in cash and otherwise perform its obligations under this Agreement. Buyer has provided Vendor with a true, correct and complete copy of the executed ECLs from the Sponsors (the financing provided for therein, the “Equity Financing”). To the Knowledge of Buyer, the Sponsors have the financial capacity to pay and perform their obligations under the ECLs. Each ECL is the legal, valid and binding obligation of the applicable Sponsor and Buyer, is in full force and effect, and is enforceable against the applicable Sponsor and Buyer in accordance with its terms. Except as specifically set forth in each ECL, (a) there are no conditions precedent to the obligations of the Sponsors to fund the Equity Financing and (b) there are no contingencies pursuant to any Contract relating to the Transactions to which Buyer or any of its Affiliates is a party that would permit the Sponsors to reduce the total amount of the Equity Financing or impose any additional conditions precedent to the availability of the Equity Financing. As of the date of this Agreement, (i) the ECLs have not been amended or modified, (ii) the commitments set forth in the ECL have not been withdrawn or rescinded in any respect and (iii) no event has occurred which would result in any breach by Buyer of, or constitute a default by Buyer under, any term or condition of the ECLs, or otherwise result in any portion of the Equity Financing contemplated thereby not being available at or prior to the time contemplated hereunder for the Closing (assuming satisfaction of the conditions set forth in this Agreement). Buyer has no reason to believe that any of the conditions to the ECLs will not be satisfied or that the Equity Financing will not be made available to Buyer on or prior to the Closing Date. The ECLs provide, and will continue to provide, that Vendor is a third party beneficiary thereof, and is entitled to enforce such agreement, subject to the terms and conditions thereof.

6.8	Anti-Corruption; Anti-Money Laundering; Sanctions.

(a)	During the three (3) years preceding the date of this Agreement, neither Buyer nor any director, officer, employee thereof or, to the Knowledge of Buyer, any other Person acting for or on behalf of Buyer, has, directly or indirectly: (i) taken any action that would cause Buyer to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act or the rules and regulations promulgated thereunder or any other anti-bribery Law applicable to Buyer; or (ii) made any unlawful payment or given any other unlawful consideration, gift or entertainment to any foreign public official to improperly influence official action or secure an improper advantage or otherwise in violation of applicable Law.

(b)	The Buyer is and has been during the three (3) year period prior to the date hereof in compliance with applicable money laundering Laws in all material respects, and no claim involving Buyer or any director, officer, employee or independent contractor of Buyer with respect to applicable money laundering Laws is pending or, to the Knowledge of Buyer, threatened.

(c)	None of Buyer, its directors, managers, officers or employees or, to the Knowledge of Buyer, any other Person acting on their behalf: (i) is a Restricted Party, (ii) during the three (3) years preceding the Signing Date has engaged in a transaction or dealing, direct or indirect, with or involving a Sanctioned Country or Restricted Party, in violation of applicable Sanctions or that might reasonably be expected to cause such Person to become a Restricted Party, or (iii) during the three (3) years preceding the Signing Date has been notified in writing of any such pending or threatened actions.

6.9	No Brokers or Finders.

There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer or any of its Affiliates who is entitled to any fee or commission in connection with the Transactions for which Vendor or any of its Affiliates would be liable.

6.10	Principal.

Buyer is acquiring the Purchased Member Interests as principal for its own account and not on behalf or for the benefit of any other Person.

ARTICLE 7

INDEPENDENT INVESTIGATION

7.1	Independent Investigation

Buyer acknowledges that: (a) it has been furnished the materials relating to the investment in the Purchased Member Interests by or on behalf of Vendor that it has requested; (b) Vendor has provided Buyer an adequate opportunity to acquire additional information about Vendor, the Conveyed Entities, the Conveyed Entity Assets and the Business; and (c) Buyer has completed to its satisfaction an independent investigation of Vendor, the Conveyed Entities, the Conveyed Entity Assets and the Business, and in making the decision to enter into this Agreement and to consummate the Transactions, Buyer has relied solely on: (i) its own independent investigation of Vendor, the Conveyed Entities, the Conveyed Entity Assets and the Business, including its components and the risks related thereto; and (ii) the express written representations, warranties and covenants of Vendor in this Agreement. Without limiting the foregoing, Buyer expressly acknowledges the provisions set forth in Section 5.1. Nothing in this Section 7.1 shall limit any claims by Buyer for Fraud of Vendor.

ARTICLE 8

INTERIM PERIOD COVENANTS

8.1	Access and Information.

(a)	From the date hereof until the Closing Date (or earlier termination of this Agreement in accordance with the terms hereof), subject to any applicable Law and subject to any applicable privileges (including attorney-client privilege), trade secrets and contractual confidentiality obligations, upon reasonable prior notice, Vendor shall use its commercially reasonable efforts to: (i) afford Buyer and its Representatives reasonable access, during normal business hours, to the books, data, files, information and records, offices and properties of the Conveyed Entities, Vendor (to the extent relating to the ENSTAR Assets) and APC (to the extent relating to the APC Assets) (or, upon completion of the Pre-Closing Reorganization, NewCo, New APC, New ENSTAR or any Conveyed Subsidiary Entity); (ii) furnish to Buyer such additional financial and operational data and other information regarding the Conveyed Entities and the Conveyed Entity Assets as Buyer may from time to time reasonably request; and (iii) make available to Buyer and its Affiliates the employees of Vendor and its Affiliates (to the extent related to the Business) as are reasonably requested by Buyer. In no event shall the auditors and independent accountants of Vendor or any of its Affiliates (including the Conveyed Subsidiary Entities and, once formed, NewCo, New APC and New ENSTAR) be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants. Notwithstanding any other provision of this Section 8.1(a), Vendor may require that competitively sensitive information otherwise required to be provided to Buyer pursuant to this Section 8.1(a) shall be provided only to external legal counsel and external experts of Buyer. Nothing discovered pursuant to this Section 8.1 shall limit any claims by Buyer for Fraud of Vendor or any claims that any conditions set forth in Section 9.1 have not been satisfied.

(b)	All requests for access or information made pursuant to Section 8.1(a) or Section 8.7(b) shall be directed to such Person or Persons as may be designated by Vendor (including, in the case of Section 8.7(b), the Transition Committee), and Buyer shall not directly or indirectly contact any Representative of Vendor or its Affiliates (including the Conveyed Subsidiary Entities and, once formed, NewCo, New APC and New ENSTAR) without the prior approval of such designated Person or Persons. Any such access or provision of information shall be supervised by such Persons as may be designated by Vendor and be conducted in such a manner so as not to unreasonably interfere with any of the business or operations of Vendor, APC and the Conveyed Entities and shall not contravene any applicable Law. Buyer further agrees to comply fully with all rules, regulations and instructions issued to Buyer by Vendor, APC and the Conveyed Entities in respect of Buyer’s or its Representatives’ actions while upon, entering or leaving any properties of Vendor, APC and the Conveyed Entities.

(c)	Buyer agrees to be liable to and to indemnify, defend and hold harmless Vendor and its Affiliates (including the Conveyed Entities) and their respective partners, directors, officers and employees from and against any and all Losses, including any and all claims and causes of action for personal injury, death or property damage, occurring as a result of Buyer’s or any of its Representatives’ access to the books and records, offices and properties of Vendor, APC and the Conveyed Entities.

(d)	With respect to each material Business Benefit Plan and material Business Benefit Agreement that has not been made available to Buyer as of the Signing Date, as soon as practicable after the Signing Date, and in any event no later than ten (10) Business Days after the Signing Date, Vendor shall provide to Buyer complete and accurate copies of: (i) such Business Benefit Plan or Business Benefit Agreement; (ii) each trust, insurance, annuity or other funding Contract related thereto; (iii) the two most recent financial statements and actuarial or other valuation reports prepared with respect thereto, if applicable; and (iv) copies of all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Business Benefit Plan listed on Section 4.19(a) of the Vendor Disclosure Schedule.

8.2	Conduct of Business.

(a)	During the period from the Signing Date to the Closing, except: (A) as required by applicable Laws or Permits; (B) as otherwise expressly contemplated by this Agreement, including as required hereunder with respect to the Pre-Closing Reorganization, Casualty Loss Event and Takings, the Separation activities and the Debt Financing; (C) for matters identified in Section 8.2(a) of the Vendor Disclosure Schedule; (D) any repairs to the Conveyed Entity Assets that any of the Conveyed Entities, Vendor or APC, as applicable, determine, in accordance with a Prudent Owner Standard, are necessary to maintain the safety and integrity of the Conveyed Entity Assets or due to breakdown or casualty (provided that Vendor shall, to the extent feasible, give Buyer prior written notice of such actions and consider Buyer’s suggestions in good faith); (E) any actions taken in accordance with a Prudent Owner Standard in response to an emergency, safety or disaster situation or other unforeseen operational matters (provided that Vendor shall, to the extent feasible, give Buyer prior written notice of such actions and consider Buyer’s suggestions in good faith); (F) any actions taken in response to the COVID-19 pandemic (or escalation thereof or with respect to any variants thereof), whether or not required to comply with applicable Law (provided that Vendor shall, to the extent feasible, give Buyer prior written notice of such actions and consider Buyer’s suggestions in good faith); (G) any actions taken in accordance with a Prudent Owner Standard which are required to ensure continuity of service (provided that Vendor shall, to the extent feasible, give Buyer prior written notice of such actions and consider Buyer’s suggestions in good faith); or (H) as Buyer otherwise consents in writing in advance (which consent shall not be unreasonably withheld, delayed or conditioned):

(i)	Vendor shall, and shall cause the Wholly-Owned Entities and APC to, use its commercially reasonable efforts to conduct the Business (excluding the Storage JV Business) in the Ordinary Course of Business and to use commercially reasonable efforts to preserve intact the business of the Wholly-Owned Entities, Vendor (to the extent related to the ENSTAR Assets) and APC (to the extent related to the APC Assets prior to the Pre-Closing Reorganization) (and, upon the Pre-Closing Reorganization, the business of NewCo) and their relationships with their material customers, suppliers and creditors;

(ii)	Vendor shall cause SEMCO-CINGSA to exercise all of its rights under the Alaska Storage LLC Agreement and all applicable Laws in respect of the Storage JV in a manner consistent with causing the Storage JV to conduct the Storage JV Business in the Ordinary Course of Business and causing the Storage JV to use its commercially reasonable efforts to preserve intact the business of the Storage JV and its relationships with its material customers, suppliers and creditors;

(iii)	Vendor shall not, and prior to the Pre-Closing Reorganization shall cause APC and the Wholly-Owned Entities not to, sell, pledge, transfer, dispose of or create any Encumbrance (other than Encumbrances that will be discharged prior to Closing) on the shares or other equity or voting interests in APC, on the SEMCO-CINGSA Interest, on the NORSTAR Interests, on the Purchased Member Interests (once NewCo is formed), on the New APC Interests (once New APC is formed) or on the New ENSTAR Interests (once New ENSTAR is formed), or authorize or enter into any binding agreement or commitment with respect to any of the foregoing;

(iv)	Vendor shall cause SEMCO-CINGSA to exercise all of its rights under the Alaska Storage LLC Agreement and all applicable Laws in respect of the Storage JV in a manner consistent with causing the Storage JV not to, sell, pledge, transfer, dispose of or create any Encumbrance (other than Encumbrances that will be discharged prior to Closing) on the Storage JV Interests;

(v)	Vendor shall, shall cause each of the Wholly-Owned Entities, including NewCo, New APC and New ENSTAR (once formed) to, and shall cause SEMCO-CINGSA to exercise all of its rights under the Alaska Storage LLC Agreement and all applicable Laws in respect of the Storage JV in a manner consistent with causing the Storage JV to, use its commercially reasonable efforts to maintain all Permits required to conduct the Business;

(vi)	Vendor shall cause each of the Wholly-Owned Entities including NewCo, New APC and New ENSTAR (once formed) not to, and shall cause SEMCO-CINGSA to exercise all of its rights under the Alaska Storage LLC Agreement and all applicable Laws in respect of the Storage JV in a manner consistent with causing the Storage JV not to:

(A)	amend its Organizational Documents;

(B)	issue, sell, pledge, transfer, dispose of or create any Encumbrance (other than Encumbrances that will be discharged prior to Closing) on its shares or other equity or voting interests;

(C)	split, combine, subdivide, reclassify or redeem, or purchase or otherwise acquire, any of its shares or other equity or voting interests, or make any other change with respect to its capital structure;

(D)	amalgamate, merge or consolidate with any Person or adopt a plan of complete or partial liquidation or authorize or undertake a dissolution, consolidation, restructuring, recapitalization or other reorganization;

(E)	declare, set aside, make or pay any non-cash dividend or other non-cash distribution on or with respect to any of its shares or other equity or voting interests;

(F)	settle any Legal Proceeding (other than any Legal Proceeding relating to Taxes, which is the subject of Section 8.2(a)(vi)(H)) against the Conveyed Entities unless such settlement: (1) requires payment of less than $250,000 by the Conveyed Entities; (2) involves the unconditional release of the Conveyed Entities with respect to the subject matter of the proceeding; and (3) does not impose any material obligations on the business or operations of the Conveyed Entities after the Closing;

(G)	incur any Indebtedness in excess of $250,000 other than: (1) serving as guarantor for any other Conveyed Entity; or (2) in the Ordinary Course of Business;

(H)	(1) make any new Tax election, change or revoke any existing Tax election or make, change or rescind any express or deemed entity classification; (2) settle or compromise any litigation, audit, assessment, controversy or other proceeding relating to Taxes; (3) amend any material Tax Return or file any material Tax Return in a manner inconsistent with past practice, (4) submit any claim for refund; (5) enter into any closing agreement with any Tax Authority; (6) adopt or change any Tax accounting period or other method of Tax accounting; (7) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment; (8) make any voluntary Tax disclosure or Tax amnesty or similar filing; (9) seek any private letter ruling; or (10) enter into any Tax allocation, Tax sharing or Tax indemnity agreement, other than any commercial agreement entered into in the Ordinary Course of Business and the principal purpose of which does not relate to Taxes;

(I)	make any change in any method of accounting or auditing practice except as required by US GAAP;

(J)	materially change any of the Business’s cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(K)	guarantee or otherwise become liable with respect to the obligation or Indebtedness of any Person, other than in the Ordinary Course of Business in an amount not to exceed $500,000 in the aggregate (which, for greater certainty, entering into any gas supply agreements where the Liabilities arising thereunder would be a pass through in long term rates shall be deemed to be in the Ordinary Course of Business);

(L)	except to the extent required by applicable Law or by any Business Benefit Plan or Business Benefit Agreement as in effect on the date of this Agreement and set forth on Section 4.19 of the Vendor Disclosure Schedule And made available to the Buyer in diligence, (i) grant any loan to any Business Personnel unless such loan is repaid before the Closing, (ii) increase the salary, bonus or long-term incentive compensation of any Business Personnel other than in the Ordinary Course of Business or materially increase the aggregate employee benefits package offered to the Business Personnel, (iii) adopt, establish, enter into, terminate or materially amend any Business Benefit Plan, Business Benefit Agreement or collective bargaining agreement or other labor union contract with respect to Business Personnel, (iv) accelerate the vesting or payment of, or take any action to fund or secure the payment of, any compensation or benefit under any Business Benefit Plan or Business Benefit Agreement, and (v) hire, terminate, or transfer into or out of the status of a Business Employee, any employee who has a title at or above the level of Director; or

(M)	authorize or enter into any binding agreement or commitment with respect to any of the foregoing; and

(vii)	Vendor shall not, and shall cause each of SEMCO-CINGSA, NORSTAR Pipeline, APC (to the extent related to the APC Assets prior to the Pre-Closing Reorganization) and each of NewCo, New APC and New ENSTAR (once formed) not to, and Vendor shall cause SEMCO-CINGSA to exercise all of its rights under the Alaska Storage LLC Agreement and all applicable Laws in respect of the Storage JV in a manner consistent with causing the Storage JV not to:

(A)	sell, lease, license, transfer or dispose of any Conveyed Entity Assets other than in the Ordinary Course of Business;

(B)	create any Encumbrance (other than Permitted Encumbrances) on the Conveyed Entity Assets;

(C)	make any Capital Expenditure (or series of related Capital Expenditures) other than: (1) in accordance with the Capital Expenditure Budget (provided that, for greater certainty, the aggregate amount of all such Capital Expenditures made in any given calendar year in accordance with the Capital Expenditure Budget may exceed the portion of the Capital Expenditure Budget allocated to such calendar year by up to ten percent (10%) in the aggregate without requiring the consent of Buyer); (2) as required to comply with any applicable Law; (3) as required in order to comply with the terms of any Contract to which such Conveyed Entity, Vendor or APC is a party; (4) maintenance capital incurred in the Ordinary Course of Business; (5) as required in order to meet a Prudent Owner Standard (including, for certainty, to comply with applicable Law, the terms of any Contract and any tariff obligations); or (6) to the extent such Capital Expenditure is taken into account in the determination of the adjustments to the Base Purchase Price contemplated pursuant to Sections 2.7 and 2.8;

(D)	make any filings with any Government Entity without prior consultation with Buyer, except in the Ordinary Course of Business;

(E)	enter into any Contract that would have been a Material Contract or Lease of Leased Real Property had it been entered into prior to the date hereof, materially amend any Material Contract or Lease of Leased Real Property, or terminate any Material Contract or Lease of Leased Real Property, in each case, other than: (1) in the Ordinary Course of Business; (2) in relation to a Capital Expenditure permitted under Section 8.2(a)(vii)(C); or (3) as contemplated by this Agreement, including as reasonably required after consultation with Buyer to carry out any restoration, repair or replacement work in accordance with Section 8.3(b), the Separation activities and the Debt Financing; or

(F)	authorize or enter into any binding agreement or commitment with respect to any of the foregoing.

(b)	For the avoidance of doubt, nothing contained in this Section 8.2 is intended to give Buyer, directly or indirectly, the right to control or direct the business or the operations of Vendor, APC or the Conveyed Entities (including NewCo, New APC or New ENSTAR) prior to the Closing. Prior to the Closing, each of Vendor, APC and the Conveyed Entities (including NewCo, New APC and New ENSTAR) shall exercise complete control and supervision over their operations.

8.3	Insurance; Damage or Casualty Loss.

(a)	Vendor agrees to maintain the Policies (or replacement policies on substantially similar terms) in full force and effect until Closing. Except for occurrence-based Policies (or replacement policies on substantially similar terms) with respect to occurrences prior to the Closing, all coverage and benefits under the Policies (or replacement policies) and any other insurance policies of Vendor or its Affiliates (subject to the terms thereof) relating to the Conveyed Entity Assets, and the Business or otherwise benefiting any Conveyed Entities shall cease at the Closing; provided that Vendor and its applicable Affiliates shall maintain the occurrence-based Policies (or replacement policies on substantially similar terms) with respect to occurrences relating to the Conveyed Entity Assets and the Business or otherwise benefitting any Conveyed Entities prior to the Closing such that Buyer and the Conveyed Entities, from and after the Closing, shall be permitted to make and pursue claims under such Policies (or replacement policies on substantially similar terms) with respect to such occurrences, and Vendor agrees to otherwise cooperate with Buyer or its Affiliates (including the Conveyed Entities) to make the benefits of any such Policies available to the Buyer or its Affiliates (including the Conveyed Entities), at the expense of the Buyer. In addition, Vendor shall cause the retroactive dates with respect to all claims-made Policies that cover the Conveyed Entities or Conveyed Entity Assets to be “released” prior to the Closing. Except as set forth in the prior two sentences, on and after the Closing Date, Buyer shall, or shall cause its Affiliates to, obtain and maintain any and all insurance coverage and protection relating to the Conveyed Entities, the Conveyed Entity Assets, and the Business.

(b)	If between the Signing Date and the Closing Date all or any portion of the Conveyed Entity Assets are destroyed or damaged by fire, flood, earthquake, storm, tsunami, volcanic eruption, theft, vandalism, terrorism, act of war, explosion, blowout, riot, sabotage, accident or other casualty of a similar nature (each, a “Casualty Loss Event”) or shall be taken by condemnation or under the right of eminent domain (a “Taking”):

(i)	Vendor shall promptly give Buyer written notice of the Casualty Loss Event or Taking and, notwithstanding any other provision to the contrary herein, such Casualty Loss Event or Taking will not, in and of itself, be deemed a breach of Vendor’s representations and warranties, covenants or other obligations under this Agreement absent some other breach of the representations and warranties, covenants or other obligations of Vendor under this Agreement.

(ii)	Following the occurrence of (x) any one or more Casualty Loss Event, if the aggregate costs to restore, repair or replace the property or assets of the Conveyed Entities subject to such Casualty Loss Event to a condition reasonably comparable to their prior condition, such amount pursuant to this clause (x) to be determined by an independent third party appraiser or other qualified expert selected by Vendor and acceptable to Buyer, acting reasonably (the “Restoration Costs”), or (y) if the value of the property subject to such Taking, less any condemnation award (provided that any such condemnation award is made available to Buyer), such amount pursuant to this clause (y) to be determined by an independent third party appraiser or other qualified expert selected by Vendor and acceptable to Buyer, acting reasonably (collectively, the “Condemnation Value”), is, in the aggregate, less than or equal to 10% of the Base Purchase Price there shall be no effect on the Transactions (including for purposes of the Closing conditions (and, for greater certainty, such Casualty Loss Event and/or Taking shall not constitute a Material Adverse Effect for purposes of Section 9.1(g)) and the indemnification and termination provisions hereunder). In such event: (1) if the Casualty Loss Event or Taking is potentially covered by any of the Policies (or replacement policies) and such Restoration Costs or Condemnation Value exceed the applicable deductible under such Policy (or replacement policy), then Vendor shall, or shall cause the applicable Conveyed Entity or APC to, file and diligently pursue a claim with the applicable insurance carriers; and (2) except as set forth in the following sentence, at or prior to the Closing, Vendor shall pay or cause to be paid to the Conveyed Entities all sums received by Vendor or any of its Affiliates (including the Conveyed Entities) as of the Closing from third parties in respect of such Casualty Loss Events or Takings, including but not limited to insurance proceeds and condemnation awards (other than proceeds of business interruption insurance in respect of periods prior to the Closing Date) (less any insurance deductible and any other costs and expenses incurred by Vendor or any other Excluded AltaGas Affiliate in order to obtain such sums), and shall assign, transfer and set over unto the Conveyed Entities all of the right, title and interest of Vendor and any of the Excluded AltaGas Affiliates in and to any unresolved claims against or unpaid proceeds or other payments from third parties in respect of such Casualty Loss Events or Takings, including but not limited to insurance proceeds and condemnation awards (other than proceeds of business interruption insurances in respect of periods prior to the Closing Date). Vendor shall use its commercially reasonable efforts to, or shall cause the applicable Conveyed Entity or APC to use its commercially reasonable efforts to, restore, repair or replace the assets or properties affected by a Casualty Loss Event or Taking to a condition reasonably comparable to their prior condition as soon as reasonably practicable after such Casualty Loss Event or Taking; provided that: (A) Vendor shall be entitled to use any insurance proceeds or any condemnation awards in connection with effecting such restoration, repair or replacement; (B) to the extent Vendor or its Affiliates pays for any such restorations, repairs or replacements that are not covered by insurance proceeds or condemnation awards, such amounts shall be deemed to be Unbudgeted Capital Expenditures; and (C) upon Closing, all such repair, restoration and replacement work shall be transitioned to Buyer and Vendor shall have no further obligation to restore, repair or replace the assets or properties affected by a Casualty Loss Event or Taking following such transition. Vendor shall, and shall cause the applicable Conveyed Entity or APC to, use its commercially reasonable efforts to cooperate with Buyer in connection with any meetings, actions, discussions and proceedings with the RCA before and after the Closing in connection with recovering the costs relating to any Casualty Loss Events or Takings.

(iii)	In the event that the aggregate Restoration Costs and Condemnation Value with respect to one or more Casualty Loss Events or Takings equals an amount in excess of 10% of the Base Purchase Price then Buyer shall have the right to terminate this Agreement by notice in writing to Vendor; provided that any such notice must be given no later than the tenth (10th) Business Day after the determination of the Restoration Costs or Condemnation Value by an independent third party appraiser or other qualified expert pursuant to Section 8.3(b)(ii) or the day immediately prior to the Closing Date, whichever is earlier. If Buyer does not elect to terminate this Agreement within the foregoing time period, then the Parties shall proceed with Closing notwithstanding any such Casualty Loss Event or Taking, but subject to the satisfaction or waiver of the conditions set forth in Sections 9.1 (provided that, for greater certainty, such Casualty Loss Event and/or Taking shall not constitute a Material Adverse Effect for purposes of Section 9.1(g)) and 9.2, and the rights to insurance proceeds or condemnation awards set out under Section 8.3(b)(ii) shall apply mutatis mutandis to such Casualty Loss Events or Takings.

(c)	Notwithstanding anything to the contrary herein, in respect of the Storage JV, Vendor shall not be obligated to cause the restoration, repairs or replacements set forth in this Section 8.3 except to the extent that Vendor or any of its Affiliates has the power and authority, pursuant to any Contract, to cause the occurrence of such restorations, repairs or replacements. All Restoration Costs and Condemnation Value with respect to the Storage JV shall be multiplied by the Storage JV Percentage for the purposes of this Section 8.3.

(d)	For greater certainty: (i) the costs of an independent third party appraiser or other qualified expert selected pursuant to Section 8.3(b)(ii) shall be shared equally by Vendor and Buyer; and (ii) the amount of any insurance proceeds, condemnation award or other compensation received or receivable by Vendor or the Conveyed Entities in respect of the foregoing shall not be included for the purposes of calculating the Closing Working Capital pursuant to Section 2.8(e) hereof.

8.4	Covenant to Satisfy Closing Conditions.

Subject to Sections 8.5 (which shall control with respect to Regulatory Approvals) and 8.6 and the other terms and conditions of this Agreement, each of the Parties shall use commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to the completion of the Transactions as set forth in Article 9 (to the extent the same is within its control) and to take or cause to be taken all other actions and to do or cause to be done all other things necessary to permit the consummation of the Transactions in accordance with its obligations under this Agreement and cooperate with the other Parties in connection therewith.

8.5	Regulatory Approvals.

(a)	Subject to and in accordance with the other provisions of this Section 8.5, each of Vendor and Buyer shall use commercially reasonable efforts to obtain (and shall cooperate fully with the other Party in obtaining) as promptly as practicable all authorizations, consents, clearances, approvals and orders of Government Entities necessary to consummate the Transactions, including the Regulatory Approvals.

(b)	Buyer and Vendor shall, as promptly as practicable, but in no event later than thirty (30) days following the execution and delivery of this Agreement, prepare, file, or cause to be filed, with the RCA, a change of control filing and any other document required for the Transactions. Buyer and Vendor shall coordinate and use their respective commercially reasonable efforts to obtain as promptly as practicable the RCA Approval, including (1) supply as promptly as practicable to the RCA any additional information and documentary material that may be requested pursuant to obtaining the RCA Approval, and (2) use commercially reasonable efforts to furnish to the other Party all information required, subject to appropriate confidentiality measures, by the RCA in connection with the Transactions contemplated by this Agreement.

(c)	Buyer and Vendor shall, as promptly as practicable, but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, file, or cause to be filed, with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form required for the Transactions pursuant to the HSR Act, which forms shall specifically request early termination of the waiting period prescribed by the HSR Act. Buyer shall be responsible for all filing fees payable in connection with filings pursuant to the HSR Act.

(d)	Buyer and Vendor shall, as promptly as practicable, but in no event later than twenty (20) Business Days following the execution and delivery of this Agreement, jointly file with CFIUS a CFIUS Declaration at Buyer’s cost; and, if subsequently requested by CFIUS pursuant to 31 C.F.R. § 800.407(a)(1), Buyer and Vendor shall, as promptly as practicable but in no event later than twenty (20) Business Days following the receipt of such request, jointly submit a pre-filing draft of a CFIUS Notice and, as promptly as practicable after the resolution of all questions and comments received from CFIUS staff on the draft CFIUS Notice (or receipt of confirmation that the CFIUS staff have no such questions or comments), but in no event later than ten (10) Business Days thereafter, jointly submit a final CFIUS Notice to CFIUS. Buyer and Vendor shall cooperate with each other to: (i) supply, as promptly as practicable, any additional or supplemental information that may be requested by CFIUS or its constituent agencies in connection with the CFIUS assessment or review of the Transactions, (ii) use commercially reasonable efforts to ensure that any information furnished pursuant to the foregoing clause (i) is true, correct and complete in all material respects, and (iii) use their respective commercially reasonable efforts to obtain CFIUS Approval.

(e)	Within two (2) days of the execution and delivery of this Agreement, Vendor shall file with the RCA a notice of the transaction in U-21-058, and an expedited petition to stay the current rate case filing deadline ordered in U-16-066(21) pending resolution of the upcoming change in control application. Between the date of this Agreement and the Closing, Vendor and the Conveyed Subsidiary Entities may (i) continue to make all filings or furnishings of material forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto with respect to the Regulatory Approvals (collectively, “Regulatory Filings”) in the Ordinary Course of Business, including those filings described in Section 8.5(e) of the Vendor Disclosure Schedule, (ii) respond (after reasonable consultation with Buyer) to Regulatory Filings made by other parties in which Vendor or one or more Conveyed Entity is an interested party and (iii) take any other action contemplated by or described in any such Regulatory Filings in the Ordinary Course of Business; provided, however, that where permissible to do so, Vendor shall (A) keep Buyer informed as promptly as reasonably practicable of any material communications or meetings with any Government Entity with respect to rate cases and shall provide copies of any written communications or materials, (B) where practicable consult with Buyer and give Buyer a reasonable opportunity, within the time constraints imposed in such rate cases, to comment on material written communications or materials submitted to any Government Entity, in each case with respect to any rate cases, which Vendor shall consider in good faith and (C) at the request of Buyer, provide Buyer a reasonable opportunity to participate in any material meeting or communications related thereto. Buyer shall have the opportunity to review and comment on all economic aspects of any rate case filing and shall have the right to approve (which approval shall not be unreasonably withheld, conditioned or delayed) any settlement of any rate case and rate case filing insofar as it would reasonably be expected to result in an outcome for the Conveyed Entities that would be materially adverse to the Conveyed Entities after the Closing, taking into account the requests made by Vendor to the applicable Government Entity in connection with such rate case and the resolution of similar recent rate cases by Vendor; provided that, notwithstanding the foregoing Buyer must provide any comments to Vendor within two (2) Business Days of receiving any such material written communication or materials from Vendor, except, in respect of any material written communication or materials from Vendor that pertains to any RCA settlement issues, in which case Buyer must provide any comments to Vendor within one (1) Business Day of receiving any such material written communication or materials.

(f)	Buyer Covenants.

(i)	Notwithstanding anything to the contrary herein, Buyer shall use its commercially reasonable efforts to obtain the HSR Approval as soon as reasonably practicable but, in any event, no later than the Outside Date. For purposes of the foregoing, “commercially reasonable efforts” include, subject to Section 8.5(g), proposing, negotiating, agreeing to and effecting, by undertaking, consent agreement, hold separate agreement or otherwise: (A) the sale, divestiture, licensing or disposition of all or any part of the Conveyed Entity Assets or the assets of Buyer Parent or its Subsidiaries; (B) the termination or amendment of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements of NewCo, the Conveyed Entity Assets, Buyer Parent or their respective Subsidiaries; (C) the taking of any action that, after consummation of the transactions contemplated by this Agreement, would limit the freedom of action of, or impose any other requirement on the operation of the Conveyed Entities, Buyer Parent or its Subsidiaries, the Conveyed Entity Assets or their respective businesses; and (D) any other remedial action whatsoever with respect to NewCo, the Conveyed Entity Assets or their respective businesses (the actions or agreements set forth in the foregoing clauses (A) through (D), “Remedy Undertakings”) that may be necessary in order to obtain the HSR Approval no later than the Outside Date, provided that any such action is conditioned upon the completion of the Transactions. Buyer shall further use its commercially reasonable efforts to avoid, oppose or seek to have lifted or rescinded, any application for, or any resulting injunction or restraining or other order seeking to stop, or that otherwise adversely affects its ability to consummate, the Transactions; provided, further, that Buyer may take any reasonable action to resist or reduce the scope of a Remedy Undertaking that has been proposed by any such Government Entity so long as it does not delay the consummation of the Transactions to a date later than three (3) Business Days prior to the Outside Date.

(ii)	Buyer will not take any action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of the HSR Approval later than the Outside Date. Without limiting the generality of the forgoing, Buyer shall not, and shall not permit any of the Subsidiaries of Buyer Parent to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or in any other manner), any Person or line of business or portion thereof, or otherwise acquire or agree to acquire any assets, if the entry into a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to (i) impose any material delay in obtaining, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Government Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period under the HSR Act or any other applicable antitrust Laws, (ii) increase the risk of any Government Entity entering an order prohibiting or delaying the consummation of the Transactions, or (iii) materially delay the consummation of the Transactions.

(g)	Notwithstanding anything in this Agreement to the contrary, none of Buyer Parent, any of its Affiliates, the Sponsors or any of their Affiliates or any portfolio company, investment fund, pooled investment vehicle or other investment vehicle of, or managed or directly or indirectly invested in by, such Sponsor or its Affiliates shall be required to, in connection with obtaining any Regulatory Approval undertake any Remedy Undertakings or other actions to obtain any authorization, consent, approval, order, declaration or waiver of, or notice to or filing with, any Government Entity (including any Regulatory Approval) if such Remedy Undertakings or other actions, individually or in the aggregate, constitute, or would reasonably be expected to constitute or result in, a Burdensome Condition. Vendor shall not, and shall cause its Affiliates not to, propose, negotiate, agree to, effect or undertake any Remedy Undertaking without Buyer’s prior written consent.

(h)	Mutual Covenants. Buyer and Vendor will each, and will cause their respective Affiliates to do, each of the following:

(i)	promptly inform the other Party of (and, at the other Party’s reasonable request, supply to such other Party) any material substantive communication (or other correspondence or memoranda) from or to, and any proposed understanding or agreement with, any Government Entity in connection with HSR Approval, any other Regulatory Approval, this Agreement or the Transactions and provide a copy thereof;

(ii)	consult and co-operate with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of a Party in connection with all meetings, actions, discussions and proceedings with Government Entities relating to the HSR Approval, any other Regulatory Approval, this Agreement or the Transactions, including, subject to applicable Law, permitting the other Party to review in advance any proposed substantive written communication between it and any Government Entity, with competitively sensitive information provided on an external counsel-only basis if necessary; and

(iii)	comply, as promptly as is reasonably practicable, with any requests received by a Party or any of its Affiliates under any applicable Law or in connection with HSR Approval for additional information, documents or other materials. If a Party or any of its Affiliates intends to participate in any substantive meeting or discussion with any Government Entity with respect to HSR Approval, this Agreement, the Transactions or any filings, investigations or inquiries made in connection with the Transactions, it will give the other Parties reasonable prior notice of, and an opportunity to participate in, such meeting or discussion.

8.6	Consents and Approvals.

Each of Vendor and Buyer shall use commercially reasonable efforts to obtain as promptly as practicable the Vendor Approvals and the Buyer Approvals, respectively. If Vendor does not obtain any Vendor Approvals prior to Closing, Vendor shall from and after the Closing continue to use its commercially reasonable efforts to obtain same. If Buyer does not obtain any Buyer Approvals prior to Closing, Buyer shall from and after the Closing continue to use its commercially reasonable efforts to obtain same.

8.7	Separation Matters.

(a)	Transition Committee.

(i)	As promptly as practicable after the Signing Date and to the extent not prohibited by applicable Law, Vendor and Buyer shall establish a transition committee (the “Transition Committee”) consisting of three (3) representatives designated by each of Vendor and Buyer. The activities of the Transition Committee shall include, to the extent not prohibited by applicable Law, the development of and agreement on joint transition plans and key milestones in preparation for uninterrupted operation of the Business after the Closing Date and the effectiveness of the Transition Services Agreement, the facilitation of the transfer of information between the Parties, the facilitation of the joint planning and coordination of the Parties in connection with Business separation and stand-up activities and such other matters as the Transition Committee deems appropriate. At all times after the date of this Agreement until the Closing (or the earlier termination of this Agreement as provided in Article 10), there shall be three (3) representatives of Buyer on the Transition Committee that shall be designated by Buyer as the primary contact person for Vendor at Buyer (the “Buyer Contacts”) and three (3) representatives of Vendor on the Transition Committee that shall be designated by Vendor as the primary contact person for Buyer at Vendor (the “Vendor Contacts”). The Buyer Contacts shall initially be the individuals set forth on Section 8.7 of the Buyer Disclosure Schedule (and may be changed from time to time by written notice from Buyer to Vendor) and the Vendor Contacts shall initially be the individuals set forth on Section 8.7 of the Vendor Disclosure Schedule (and may be changed from time to time by written notice from Vendor to Buyer). The Transition Committee shall: (i) meet on a regular basis (at least once per month) to facilitate the sharing of information concerning the Parties’ respective separation and transition plans (e.g., cutovers); (ii) determine (and Vendor shall provide) such information regarding the Vendor's and its Affiliates’ information technology and data systems as is reasonably required for Buyer's planning purposes; and (iii) establish a separation plan with milestones in order to assess the ability of the Business to operate without interruption after the Closing Date and, to the extent any currently provided and necessary functionality not included as a service under the Transition Services Agreement is not functionally established prior to Closing, coordinate its addition as an omitted service thereunder. The Transition Committee shall establish an organization structure to support Separation activities to be undertaken in connection with the Separation.

(ii)	To the extent the Transition Committee hereunder or as established under the Transition Services Agreement identifies any Intellectual Property owned by Vendor or any other Excluded AltaGas Affiliate that is used in and necessary for the ongoing operation of the Business, Buyer may request that Vendor grant a license in such Intellectual Property effective upon Closing and Vendor shall, acting reasonably and in good faith, consider such request and, provided it agrees such Intellectual Property is required by Buyer or any of the Conveyed Entities for the ongoing operation of the Business, it shall procure, effective upon Closing, the grant by each of the applicable Excluded AltaGas Affiliates that owns such Intellectual Property a non-exclusive, perpetual, worldwide, assignable, royalty-free license (with right to sublicense) in such Intellectual Property to the applicable Conveyed Entities that require such license.

(b)	Separation Activities.

(i)	Promptly after the Signing Date, Buyer shall begin planning and effectuating (itself or through third party contractors) the separation or removal of the Conveyed Entities and the Conveyed Entity Assets from Vendor's information technology network with the intention that as of the Closing Date the operation of the Conveyed Entities will not require connection to or resources of the information technology system resources currently provided by Vendor, except as agreed by the Parties to be made available under and included as a service under Schedule A of the Transition Services Agreement (hereafter such planning and effectuating, the “Separation”). Vendor shall promptly supply, in coordination with the Transition Committee, any relevant technical details reasonably requested by Buyer concerning the information technology systems and networks used by the Conveyed Entities (servers, user counts, licenses, etc.,) as may be reasonably necessary for Buyer’s negotiations for acquisitions of third party licenses and Separation. Subject to compliance with its contractual and information technology security compliance obligations, Vendor agrees to perform, or permit Buyer or its third party service provider to perform additional assessments as may be reasonably necessary in connection with planning and execution of the Separation; provided that, any such assessments by Buyer or its third party service provider shall be performed in accordance with the access requirements set out in Section 8.1(b); and provided further that, Buyer shall reimburse Vendor for all documented out-of-pocket costs of any such assessments undertaken by Vendor.

(ii)	In connection with the Separation, Vendor shall, within sixty (60) days from the Signing Date, provide Buyer with a list of all Software (other than Software to be owned by or licensed to the Conveyed Entities after effectuation of the Specific Conveyances) used by the Conveyed Entities, including as applicable, all Vendor “enterprise” Software and all Software to be removed from information technology equipment pursuant to Section 11.9(c)(ii) absent acquisition by Buyer of a replacement license (the “Enterprise Software”). Subject to its contractual obligations under any Software licensees or other agreements, Vendor will identify for all Enterprise Software the vendor thereof, including details of Vendor's customer support contact for such vendor and, at Buyer’s cost, shall provide such reasonable information, support and assistance as reasonably requested by Buyer in connection with Buyer's acquisition of any replacement licenses for use of the Conveyed Entities. In the event Vendor’s contractual obligations do not permit identification of Enterprise Software vendors or the information reasonably required by Buyer to replace such Enterprise Software, Vendor shall procure such Enterprise Software at Buyer’s cost and on Buyer’s behalf subject to Buyer’s prior approval of any fees or costs to be incurred; provided that, to the extent Buyer does not approve of any such fees or costs to be incurred, Buyer shall have no further obligation to, and shall not, procure any such Enterprise Software.

(iii)	After the Signing Date, except to the extent relating to a business function to be performed as a Service under the Transition Services Agreement, or otherwise agreed by the Parties to be executed by Buyer or its service providers, Vendor and Buyer shall, in coordination with the Transition Committee, use commercially reasonable efforts to execute or cause to be executed the Separation in order to minimize any interruptions to the operation of the Business after the Closing Date in accordance with the separation plan established by the Transition Committee and in compliance with all applicable Law and contractual requirements. In connection with implementation of the Separation, Vendor will provide to Buyer at its request, subject to appropriate Software licenses having been obtained, a restorable backup of the JD Edwards EnterpriseOne, human resource information systems and other similar systems which will be installed either to Buyer's or its third party contractor's own instances or on-premise data center capability at one or more of the Conveyed Entities (“Clones”), together with any Conveyed Entity financial and employee data relating to such systems.

(c)	Transition Services Agreement. Promptly following the Signing Date, the Parties shall negotiate in good faith through the Transition Committee and agree upon the identity of the specific services and services descriptions required by Buyer. Final agreement on the identity and descriptions of the services in Schedule A of the Transition Services Agreement to be provided to Buyer shall be reached at least sixty (60) days prior to the Closing Date. For greater certainty, if, by Closing, the Parties have been unable to identify the specific services required by Buyer, the Transition Services Agreement in the form attached hereto as Exhibit B shall be executed by Buyer and Vendor at Closing and the “Services” (as such term is defined in the Transition Services Agreement) shall be deemed to be all services substantially consistent with the scope of services performed by the Vendor and its Affiliates in connection with the operation of the Business in the twelve (12) months prior to the Closing Date (and Schedule A of the Transition Services Agreement shall be populated by Vendor in a manner consistent with the foregoing), and, the operating costs of Vendor and its Affiliates in performing or providing such services shall be provided at a cost equal to Vendor’s and its Affiliates’ corporate allocations for such services, consistent with Vendor’s and its Affiliates’ past practice for corporate allocations for such services in the twelve (12) months prior to the Closing Date. For reference purposes only, the Parties acknowledge that the corporate allocations for Vendor and its Affiliates for all allocated services for the calendar year of 2021 were [*****].

8.8	Pre-Closing Reorganization.

(a)	Following the receipt of the RCA Approval and prior to the Closing Date, Vendor shall, subject to the remainder of this Section 8.8, complete, or shall cause to be completed, the reorganization of its interests in the Transferred Assets pursuant to the transactions set forth in Schedule B (collectively, the “Pre-Closing Reorganization”). Vendor shall provide evidence, satisfactory to Buyer, acting reasonably, that the Pre-Closing Reorganization has been completed at least five (5) Business Days prior to the Closing Date.

(b)	The Parties acknowledge and agree that it may not be practicable to have all of the Specific Conveyances required for the conveyances described in items 5(a) and (b) and 6(a) of Schedule B executed by third parties prior to or at Closing and the obligations of the Parties to consummate the Transactions are not conditional in any way upon any, some or all of the Specific Conveyances having been executed by third parties prior to or at the Closing. Notwithstanding the foregoing, Vendor shall use commercially reasonable efforts, and shall cause its Affiliates to use commercially reasonable efforts, to, and Buyer shall use its commercially reasonable efforts to cooperate in connection therewith, obtain the due and valid execution by the applicable third parties to the Specific Conveyances or the third-party authorizations, consents, waivers or approvals required in connection with the Pre-Closing Reorganization prior to the receipt of the Regulatory Approvals, to be effective as of and conditioned upon Closing; provided that, for purposes of the foregoing, Buyer’s “commercially reasonable efforts” includes the posting of any Credit Support required in accordance with the terms of the underlying Contracts in effect as of the date hereof to which such Specific Conveyances relate. Vendor shall use its commercially reasonable efforts to cooperate with Buyer to cause the applicable Conveyed Entity to enter into the New O&M Agreement, effective as of the Closing; provided that, the Parties acknowledge and agree that such New O&M Agreement may be in the form of an amendment to the Current O&M Agreement.

(c)	Buyer acknowledges that pursuant to the asset conveyance agreements to be entered into pursuant to the Pre-Closing Reorganization in order to convey the Transferred Assets to NewCo, New APC and New ENSTAR, as applicable, each of NewCo, New APC and New ENSTAR, as applicable, shall indemnify the Vendor Indemnified Parties from and against any and all Losses suffered or incurred by any of the Vendor Indemnified Parties to the extent arising out of or in connection with any Environmental Liabilities related to the Business, whether occurring or accruing before, on or after the Closing Date.

(d)	To the extent that NewCo, New ENSTAR or New APC must be legally recognized by third parties or any Government Entities under any Contracts, Permits or any other interests forming part of the Transferred Assets or otherwise recognized as the legal owner of any of the Transferred Assets, including to the extent there are any required consents or restrictions on transfer that have not been obtained or resolved in advance of Closing, Vendor shall continue to use its commercially reasonable efforts to obtain such consent or recognition, and the following will apply from and after the Closing to those Transferred Assets until that consent has been obtained or recognition has been effected, consent has been obtained or restriction has been resolved:

(i)	Vendor or its Affiliates, as applicable, shall hold legal title to such Transferred Assets as bare trustee for NewCo, New APC and New ENSTAR, as applicable, shall represent NewCo, New APC and New ENSTAR, as applicable, and shall receive and hold, as bare trustee and agent of NewCo, New APC and New ENSTAR, as applicable, all proceeds, benefits and advantages accruing in respect of such Transferred Assets for the benefit, use and ownership of NewCo, New APC and New ENSTAR, as applicable;

(ii)	Vendor shall not, and shall ensure its applicable Affiliates shall not, cancel, terminate or amend any Permits which are necessary or prudent to operate any of the Transferred Assets. Buyer shall cause NewCo, New APC and New ENSTAR, as applicable, to pay all fees incurred in respect of maintaining such Permit at the cost of NewCo;

(iii)	Vendor will promptly provide to NewCo, New APC and New ENSTAR, as applicable, all third party authorizations for expenditure, notices, specific information, communications, invoices, cash calls, billings and other documents Vendor receives respecting the Transferred Assets, and Vendor will respond to such authorizations for expenditures, notices, information, and other documents pursuant to the written instruction of NewCo, if received on a timely basis, provided that, Vendor may, but shall not be obligated to, refuse to follow any such instructions that it reasonably believes to be contrary to applicable Laws;

(iv)	Vendor will deliver to NewCo, New APC and New ENSTAR, as applicable, in a manner consistent with Vendor’s internal accounting processes, all revenues, proceeds and other benefits received by Vendor respecting the Transferred Assets from and after the Closing Date, together with all relevant statements of operating expenses, less the share of applicable out of pocket costs and expenses directly relating to the Transferred Assets reasonably incurred by Vendor or its Affiliates. Vendor shall be entitled to retain such funds as reasonably required to satisfy any amounts owing or payable hereunder or to satisfy any amounts owing to third parties by NewCo, New APC or New ENSTAR, as applicable, under the Contracts forming part of the Transferred Assets, and Vendor shall forthwith remit such funds to those third parties. Any net amount owing to Vendor under this Section 8.8(d)(iv) will be paid by NewCo, New APC or New ENSTAR, as applicable, within thirty (30) days of Vendor’s invoice therefor; and

(v)	Vendor, as agent of NewCo, New APC and New ENSTAR, will deliver to third parties all such agreements, notices and other documents as NewCo, New APC or New ENSTAR, may reasonably request, to effect NewCo’s, New APC’s and New ENSTAR’s ownership of the Transferred Assets, as applicable, including any notices or other documents required to enforce NewCo’s, New APC’s and New ENSTAR’s rights under any Contracts relating to the Transferred Assets, and all money or other items required to be provided in respect thereof.

(e)	Vendor will be deemed to have been the agent of NewCo, New APC and New ENSTAR, as applicable, when acting in accordance with Section 8.8(d), and Buyer, on behalf of NewCo, New APC and New ENSTAR, as applicable, hereby ratifies all actions taken, or refrained from being taken, by Vendor pursuant to Section 8.8(d) in that capacity, with the intention that all of those actions will be deemed to be those of NewCo, New APC or New ENSTAR, as applicable, except to the extent that Vendor’s or its Representative’s actions under Section 8.8(d) constitute gross negligence or willful misconduct.

(f)	Buyer, NewCo, New APC and New ENSTAR will be liable to, and in addition shall indemnify, defend and save Vendor and its Representatives harmless against all out-of-pocket Losses and Liabilities suffered, sustained, paid or incurred by them as a result of maintaining the Transferred Assets or exercising other rights or taking other actions as NewCo’s, New APC’s or New ENSTAR’s agent, as applicable, under Section 8.8(d), insofar as those claims are not a direct result of the gross negligence, fraud or willful misconduct of Vendor or its Representatives.

(g)	Notwithstanding Sections 8.8(e) and 8.8(f), an act or omission will not be regarded as gross negligence or willful misconduct to the extent that it was done or omitted to be done in accordance with Buyer’s, NewCo’s, New APC’s or New ENSTAR’s written instructions.

8.9	Financing Cooperation.

(a)	Prior to the Closing, Vendor shall use commercially reasonable efforts to, shall cause the Conveyed Entities to use commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its and the Conveyed Entities’ respective Representatives who are not officers or employees of Vendor or the Conveyed Entities to, provide Buyer with cooperation that is reasonably requested by Buyer in order for Buyer to complete the Debt Financing as of or prior to the Closing, including (i) subject to customary confidentiality agreements, providing information with respect to the Business to Buyer and its Representatives (including the Debt Financing Sources) as reasonably requested by Buyer and that is customary to be included in marketing materials for financings similar to the Debt Financing; (ii) assisting in the preparation and furnishing to Buyer on a timely basis (which for greater certainty shall be at Buyer’s sole cost) the Required Information, which shall be prepared in accordance with applicable securities Laws; (iii) providing customary and reasonable assistance in the preparation of offering memoranda, private placement memoranda, prospectuses, prospectus supplements, bank confidential information memoranda, rating agency presentations, marketing materials (within the meaning of applicable securities Laws) and similar documents (“Offering Documents”) for use in connection with the Debt Financing; (iv) to the extent required in connection with the Debt Financing, using its commercially reasonable efforts to instruct Ernst & Young LLP or other relevant accountants or auditors of the Vendor and the Conveyed Entities (at Buyer’s sole cost) to cooperate with Buyer, including in auditing the financial statements of the Business and by participating in drafting sessions and accounting due diligence sessions, and using its commercially reasonable efforts to obtain the consent of, and customary comfort letters from, such accountants to the extent required in connection with any offering of securities by Buyer if necessary for Buyer’s use of financial statements of the Business on a timely basis; (v) furnishing reasonably promptly all documentation and other information required by any Government Entity or as reasonably requested by any Debt Financing Source under applicable “know your customer,” anti-bribery and anti-money laundering rules and regulations, including the PATRIOT Act, the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 et seq., and economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury to the extent requested at least ten (10) Business Days prior to Closing; (vi) subject to Section 8.9(b), cooperating in the preparation of any corporate, limited liability company or partnership actions, as applicable, by Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or the Conveyed Entities reasonably necessary to permit the completion of any Debt Financing; provided that any documents in respect of such actions contemplated by this clause (vi) shall not need to be effective until the Closing Date; and (vii) seeking to obtain customary payoff letters, lien terminations and releases and instruments of discharge as reasonably requested by Buyer or the Debt Financing Sources to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all Indebtedness and release of Encumbrances contemplated by any repayment or refinancing of such Indebtedness to be paid off, discharged and terminated on the Closing Date; provided that the documents in respect of such arrangements contemplated by this clause (vii) shall not need to be effective until the Closing Date. Notwithstanding anything in this Section 8.9, Buyer acknowledges that obtaining the Debt Financing is not a condition to Buyer’s obligation to consummate the Transactions.

(b)	Nothing in this Section 8.9 shall: (i) require any such cooperation to the extent that it would (A) require Vendor or any of its Affiliates (including the Conveyed Entities) to pay any commitment or other fees or expenses (unless promptly reimbursed in accordance with Section 8.9(c)) or reimburse any expenses or otherwise incur any Liabilities or give any indemnities that would be effective prior to the Closing, (B) unreasonably disrupt or interfere with the ongoing business or operations of the Business, (C) require Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets) or the Conveyed Entities or any persons who are officers or directors of such entities to pass resolutions or consents to approve or authorize the execution of the Debt Financing or to enter into, execute or approve any certificate, document, opinion, instrument, agreement or other documentation that would be effective prior to the Closing or agree to any change or modification of any existing agreement or other documentation that would be effective prior to the Closing, (D) require Vendor (in respect of the ENSTAR Assets), APC (in respect of the APC Assets), the Conveyed Entities or any of their respective boards of directors (or equivalent bodies) to approve or authorize any Debt Financing or any portion thereof, (E) unless otherwise agreed in writing by the Parties, cause any representation, warranty or covenant in this Agreement or any other agreement to be delivered in connection with this Agreement to be breached, (F) unless otherwise agreed in writing by the Parties, cause any condition to the Closing set forth in Article 9 to fail to be satisfied or otherwise cause any breach of this Agreement or any other agreement to be delivered in connection with this Agreement, (G) impair Vendor’s ability to complete the Pre-Closing Reorganization, (H) require Vendor or any of its Affiliates or Representatives to prepare pro forma financial information or projections, (I) require Vendor or any of its Affiliates or Representatives to prepare financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice (other than to assist Buyer and its Representatives in such preparation), (J) cause any director, officer or employee of Vendor or any of its Affiliates to execute any agreement or certificate in his or her individual, rather than official, capacity, or to otherwise incur any personal Liability, (K) conflict with the organizational documents of the Vendor or any of its Affiliates or any applicable Laws, (L) reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Vendor or any of its Affiliates is a party, or (M) require Vendor or any of its Affiliates to provide access to or disclose information that Vendor or any of its Affiliates determines would jeopardize any attorney-client privilege or other applicable privilege of Vendor or any of its Affiliates; or (ii) require Vendor to cause the delivery of legal opinions or reliance letters or any certificate as to solvency.

(c)	Promptly upon Vendor’s request, all reasonable and documented out-of-pocket fees and expenses incurred by Vendor and its Affiliates (including Conveyed Entities) or their respective Representatives in connection with the activities set forth in Section 8.9(a) shall be paid or reimbursed by Buyer, and Buyer shall indemnify and hold harmless Vendor and its Affiliates (including the Conveyed Entities) and their respective Representatives from and against any claim, Loss, damage, injury, Liability, judgment, award, penalty, fine, Tax, cost (including cost of investigation), expense (including reasonable fees and expenses of counsel and accountants) or obligation suffered or incurred by them in connection with any Debt Financing and any information utilized in connection therewith (other than to the extent such Liability or obligation arise from the fraud of Vendor or any of its Affiliates).

(d)	For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 8.9 represent the sole obligation of Vendor and its Affiliates with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Buyer or its Affiliates with respect to the Transactions and the Transaction Documents, and no other provision of this Agreement (including the Exhibits and Schedules hereto) or the Transaction Documents shall be deemed to expand or modify such obligations.

(e)	Vendor and the Conveyed Entities shall be deemed to be in compliance with Section 8.9 unless and until: (i) Buyer provides written notice (the “Non-Cooperation Notice”) to Vendor of any alleged failure to comply, or action or failure to act which constitutes a breach of Section 8.9, (ii) Buyer includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require Vendor or its Affiliates to provide any cooperation that it would not otherwise be required to provide under this Section 8.9) and (iii) Vendor or the applicable Conveyed Entities fail to take the actions specified on such Non-Cooperation Notice within ten (10) Business Days from receipt of such Non-Cooperation Notice.

(f)	Notwithstanding anything to the contrary in this Agreement, Vendor or any Conveyed Entity’s breach of any of the covenants required to be performed by it under this Section 8.9 shall not be considered in determining the satisfaction of the condition set forth in Section 9.1(e).

(g)	All non-public or otherwise confidential information regarding the Vendor or its Affiliates obtained by Buyer or its representatives pursuant to this Section 8.9 shall be kept confidential in accordance with the Confidentiality Agreement.

8.10         R&W Insurance Policies.

(a)	Buyer shall enter into a R&W Insurance Policy to provide coverage for any Losses and Liabilities which it may incur arising out of a breach of representations or warranties by Vendor in Article 3 and Article 4; provided that, the form of any such R&W Insurance Policy shall first be approved by Vendor, acting reasonably.

(b)	Buyer shall be responsible for the costs of obtaining its own R&W Insurance Policy, including any premium, underwriting fees, taxes and brokerage costs, and for the avoidance of doubt, Vendor shall not be required to make any payments or reimburse Buyer in connection with the placement or obtaining of a R&W Insurance Policy.

(c)	Buyer shall ensure that it is a condition of its R&W Insurance Policy, if any, that the applicable R&W Insurer shall waive or otherwise not pursue any subrogation rights against Vendor or its Affiliates and their respective Representatives, except any such right against Vendor in the case of Fraud by Vendor.

(d)	Buyer shall not agree or consent to any amendment, variation or waiver of its R&W Insurance Policy in a manner that is adverse to Vendor without Vendor’s prior written consent.

(e)	Notwithstanding anything herein to the contrary, prior to the Closing, Vendor shall, and shall cause its Affiliates to, use their respective commercially reasonable efforts, at Buyer’s sole cost and expense, to cooperate with Buyer’s “bring-down” due diligence obligations as may be requested or required in connection with the issuance of R&W Insurance Policy.

ARTICLE 9

CONDITIONS TO CLOSING

9.1            Conditions of Buyer.

The obligation of Buyer to complete the Transactions is subject to the satisfaction (or waiver by Buyer), at or prior to the Closing, of each of the following conditions:

(a)	Regulatory Approvals. The Regulatory Approvals shall (i) have been obtained or shall have been waived in writing by the applicable Government Entity, and all conditions in respect thereof imposed by the applicable Government Entity that are required to be satisfied prior to Closing shall have been satisfied and (ii) not impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions, or any structural or remedial actions or agreements (including any Remedy Undertakings), that constitute a Burdensome Condition.

(b)	No Prohibition. No Law or preliminary or permanent injunction or other order, decree or ruling issued, entered, enacted or promulgated by a Government Entity which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the Transactions shall be in effect; provided, however, that Buyer may not rely on this condition if any such injunction or other order, decree or ruling results from claims made by or on behalf of Buyer or any of its Affiliates.

(c)	Representations and Warranties. The: (i) Vendor Fundamental Representations shall be true and correct in all respects (other than de minimis errors) as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak of an earlier date); (ii) the representation and warranty set forth in Section 4.13(b) shall be true and correct in all respects as of the Closing Date as if made on and as of such date; and (iii) all other representations and warranties of Vendor set forth in Article 3 and Article 4 shall be true and correct (without giving effect to any “materiality” or Material Adverse Effect or similar qualifiers contained therein) as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)	Pre-Closing Reorganization. Subject to Sections 8.8(b) and 8.8(c), the Pre-Closing Reorganization shall have been completed by Vendor.

(e)	Covenants. The covenants and agreements contained in this Agreement that are to be performed on or prior to the Closing by Vendor (other than the Pre-Closing Reorganization) shall have been duly performed by Vendor in all material respects.

(f)	Certificate. Vendor shall have delivered to Buyer a certificate, signed by a duly authorized officer of Vendor and dated the Closing Date, to the effect that the conditions set forth in Section 9.1(c), Section 9.1(e) and Section 9.1(g) have been satisfied.

(g)	Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect (solely to the extent described in clause (ii) of the definition of “Material Adverse Effect”) shall have occurred.

(h)	Consents. The written consents of each applicable Person to the Transactions with respect to or as required by the items set forth on Section 9.1(h) of the Vendor Disclosure Schedule shall have been duly obtained and shall be in form and substance reasonably acceptable to Buyer (it being understood that no such Contracts set forth on Section 9.1(h) of the Vendor Disclosure Schedule shall be amended other than in accordance with the terms of Section 8.2).

(i)	Closing Deliverables. Vendor shall have delivered to Buyer each closing deliverable required to be delivered by Vendor pursuant to Section 2.6.

9.2            Conditions of Vendor.

The obligation of Vendor to complete the Transactions is subject to the satisfaction (or waiver by Vendor), at or prior to the Closing, of each of the following conditions:

(a)	Regulatory Approvals. The Regulatory Approvals shall have been obtained or shall have been waived in writing by the applicable Government Entity, and all conditions in respect thereof imposed by the applicable Government Entity that are required to be satisfied prior to Closing shall have been satisfied.

(b)	No Prohibition. No Law or preliminary or permanent injunction or other order, decree or ruling issued, entered, enacted or promulgated by a Government Entity which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the Transactions shall be in effect; provided, however, that Vendor may not rely on this condition if such injunction or other order, decree or ruling results from claims by or on behalf of Vendor or any of its Affiliates.

(c)	Representations and Warranties. The representations and warranties of Buyer set forth in Article 6 shall be true and correct in all material respects (or in the case of a representation and warranty qualified by “materiality”, in all respects) as of the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (or in the case of a representation and warranty qualified by “materiality”, in all respects) as of such earlier date).

(d)	Covenants. The covenants and agreements contained in this Agreement that are to be performed on or prior to the Closing by Buyer shall have been duly performed by Buyer in all material respects.

(e)	Certificate. Buyer shall have delivered to Vendor a certificate, signed by a duly authorized officer of Buyer and dated the Closing Date, to the effect that the conditions set forth in Section 9.2(c) and Section 9.2(d) have been satisfied.

(f)	Closing Deliverables. Buyer shall have delivered to Vendor each closing deliverable required to be delivered by Buyer pursuant to Section 2.5.

ARTICLE 10
TERMINATION

10.1         Termination.

This Agreement may be terminated at any time prior to the Closing:

(a)	by the mutual written consent of Vendor and Buyer;

(b)	by Vendor or Buyer, upon written notice to the other Party if:

(i)	the Closing shall not have occurred on or prior to May 25, 2023 (the “Outside Date”) or such later date as provided for pursuant to Section 10.1(c), 10.1(d) or Section 10.3, as applicable; provided, however, the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to a Party if the material breach by that Party of any of its obligations under this Agreement has principally caused or resulted in the failure of the Closing to occur on or prior to the Outside Date; and provided further that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to either Party after the Conditions Satisfaction Date; or

(ii)	if any court of competent jurisdiction or a Government Entity shall have issued, entered, enacted or promulgated an order, decree or ruling or other Law, or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the Transactions and such order, decree, ruling, Law or other action shall have become final and non-appealable;

(c)	by Buyer by written notice to Vendor if there has been a breach of any representation, warranty, covenant or agreement made by Vendor in this Agreement, or any such representation and warranty shall have become untrue after the Signing Date, in either case such that any of the conditions set forth in Section 9.1 could not be satisfied prior to the Outside Date; provided, however, that Buyer shall not be entitled to so terminate this Agreement:

(i)	if Buyer is then in breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the Signing Date, in either case such that any of the conditions set forth in Section 9.2 could not be satisfied prior to the Outside Date (and such violation or breach has not been waived by Vendor); and

(ii)	unless Buyer has delivered a written notice to Vendor specifying in reasonable detail such breach or condition which Buyer is asserting as the basis for exercise of its termination right.

If any such notice is delivered by Buyer, unless such breach or condition is not capable of being cured, Buyer may not terminate this Agreement until the earlier of: (i) thirty (30) days after such notice is delivered (which period shall be extended for so long as Vendor is proceeding diligently to cure such breach or condition); and (ii) one (1) Business Day prior to the Outside Date; provided, however, if such notice is delivered within thirty (30) days of the Outside Date, unless such breach or condition is not capable of being cured, the Outside Date shall be automatically extended until the thirtieth (30th) day after such notice is delivered;

(d)	by Vendor by written notice to Buyer if:

(i)	there has been a breach of any representation, warranty, covenant or agreement made by Buyer in this Agreement, or any such representation and warranty shall have become untrue after the Signing Date, in either case such that any of the conditions set forth in Section 9.2 would not be satisfied prior to the Outside Date; provided, however, that Vendor shall not be entitled to so terminate this Agreement:

(A)	if Vendor is then in breach of any representation, warranty, covenant or agreement made by Vendor in this Agreement, or any such representation and warranty shall have become untrue after the Signing Date, in either case such that any of the conditions set forth in Section 9.1 could not be satisfied prior to the Outside Date (and such violation or breach has not been waived by Buyer); and

(B)	unless Vendor has delivered a written notice to Buyer specifying in reasonable detail such breach or condition which Vendor is asserting as the basis for exercise of its termination right.

If any such notice is delivered by Vendor, unless such breach or condition is not capable of being cured, Vendor may not terminate this Agreement until the earlier of: (A) thirty (30) days after such notice is delivered (which period shall be extended for so long as Buyer is proceeding diligently to cure such breach or condition); and (B) one (1) Business Day prior to the Outside Date; provided, however, if such notice is delivered within thirty (30) days of the Outside Date, unless such breach or condition is not capable of being cured, the Outside Date shall be automatically extended until the thirtieth (30th) day after such notice is delivered; or

(ii)	(A) all of the conditions set forth in Section 9.1 have been satisfied (other than those conditions which by their terms or nature are to be satisfied at Closing, but which are capable of being satisfied as of the date of termination of this Agreement pursuant to this Section 10.1(d)(ii)); (B) Vendor has given irrevocable written notice to Buyer that all of the conditions set forth in Section 9.2 have been satisfied or waived (other than those conditions which by their terms or nature are to be satisfied at the Closing, but which are capable of being satisfied as of the date of termination of this Agreement pursuant to this Section 10.1(d)(ii)) and it is ready, willing and able to consummate the Closing; and (C) Buyer has failed to consummate the Transactions on or prior to the date which is three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 2.4; or

(e)	by Buyer by written notice to Vendor in accordance with Section 8.3(b)(iii).

10.2         Effect of Termination.

(a)	In the event of the termination of this Agreement in accordance with the terms hereof, this Agreement shall thereafter become void and have no effect, and the Parties shall not have any Liability to any other Party or their respective Affiliates, or their respective partners, directors, officers or employees, pursuant to this Agreement except for the obligations of the Parties contained in Section 8.1(c), this Section 10.2, Section 11.9(b), Section 11.10, Article 13 and any related definitional or interpretive provisions set forth in Article 1, each of which shall remain in full force and effect. Notwithstanding the foregoing, nothing in this Section 10.2 shall relieve Vendor from Liability for any breach of this Agreement that arose prior to such termination.

(b)	In the event this Agreement is validly terminated by:

(i)	Vendor pursuant to Section 10.1(d);

(ii)	either Party pursuant to Section 10.1(b) and at such time Vendor was entitled to terminate this Agreement pursuant to Section 10.1(d); or

(iii)	either Party pursuant to Section 10.1(b) and at such time all conditions set forth in Article 9, other than (x) the condition set forth in Section 9.1(a)(ii) and the Regulatory Approval to which such Burdensome Condition related or (y) receipt of the CFIUS Approval, have been satisfied (other than the condition set forth in 9.1(d) and those conditions which by their terms or nature are to be satisfied at Closing; provided such conditions which by their terms or nature are to be satisfied at Closing are capable of being satisfied as of the date of termination of this Agreement pursuant to Section 10.1(b) as if such date were the Closing Date),

Buyer shall pay to Vendor a fee equal to 4% of the Base Purchase Price (the “Termination Fee”), it being understood that in no event shall Buyer be required to pay the Termination Fee on more than one occasion. The Buyer Termination Fee shall be payable in immediately available funds by wire transfer no later than three (3) Business Days after the termination described in this Section 10.2(b).

(c)	The Parties hereto acknowledge and agree that: (i) the agreements contained in this Section 10.2 are an integral part of the Transactions, (ii) without these agreements, the Parties hereto would not otherwise enter into this Agreement and (iii) a Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Vendor, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision; accordingly, if Buyer fails to pay the Termination Fee pursuant to Section 10.2(b) on or prior to the date such amount is due, and, in order to obtain such payment, Vendor commences an action or proceeding that results in a final, non-appealable judgment against Buyer for the payment of the Termination Fee, Buyer shall pay, or cause to be paid, to Vendor the reasonable third-party costs and expenses (including reasonable attorneys’ fees and expenses) actually incurred by Vendor and its respective Affiliates in connection with such action or proceeding; provided that the aggregate amount of such costs and expenses shall not exceed $3,000,000.

(d)	Notwithstanding anything to the contrary set forth in this Agreement or any other Transaction Document, (i) while Vendor may seek specific performance pursuant to and in accordance with the provisions of Section 13.9, under no circumstances shall it be permitted or entitled to receive both a grant of specific performance to effect the Closing, on the one hand, and payment of the Termination Fee, on the other hand, and (ii) in the event Vendor receives the Termination Fee, the Termination Fee shall, subject to Vendor’s rights to recover costs and expenses pursuant to Section 10.2(c), constitute the sole and exclusive remedy of Vendor and its Affiliates against Buyer, Buyer Parent or any past, present or future shareholder (including the Sponsors), member, partner, manager, director, officer, employee, Affiliate, agent or advisor of Buyer, Buyer Parent, or any past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any of the foregoing (collectively, the “Buyer Related Parties”), for all Losses suffered as a result of any breach of this Agreement (including any representation, warranty or covenant in this Agreement) or failure of the Transactions to be consummated, and upon payment of the Termination Fee, subject to Vendor’s rights to recover costs and expenses pursuant to Section 10.2(c), none of Buyer, Buyer Parent or any Buyer Related Party shall have any Liability relating to or arising out of this Agreement, any other Transaction Document or the Transactions, whether at Law or equity, in Contract, in tort or otherwise.

10.3         Extension of Outside Date

If any of the Regulatory Approvals have not been obtained on or before the Outside Date, the Outside Date shall automatically extend to August 23, 2023.

ARTICLE 11

ADDITIONAL COVENANTS

11.1         Books and Records.

(a)	To the extent not already in the possession of the Conveyed Entities as of the Closing, Vendor shall deliver to Buyer as promptly as practicable after Closing, and in any event no later than ten (10) days after Closing, a copy of all of the Manuals and, to the extent in the possession of Vendor or its Affiliates, all other books, records, agreements and files (excluding personal information that Vendor would be prohibited from disclosing by applicable Laws) relating to the Conveyed Entities and the Business, including all: (i) copies of all financial information and all other accounting books and records of the Conveyed Entities; (ii) minute books of the Conveyed Entities; (iii) all previously filed Tax Returns of the Conveyed Entities, together with supporting workpapers, (iv) corporate seals of the Conveyed Entities; (v) land and right of way records; (vi) compliance records; (vii) operating records; and (viii) operating and maintenance expenditures records; provided that, for the avoidance of doubt, Vendor shall not be required to deliver any Excluded Assets to Buyer. Vendor shall deliver to Buyer as promptly as practicable after Closing, and in any event no later than one hundred twenty (120) days after Closing, a calculation in Excel for each Conveyed Entity that includes: (i) the individual deferred tax assets and deferred tax liabilities as of December 31, 2021; (ii) the expected year-by-year reversing amounts of each such deferred tax asset or liability beginning with 2022; (iii) the regulatory asset and liability amounts related to deficient or excess deferred income tax balances resulting from changes in tax law enacted prior to Closing as of December 31, 2021; (iv) the expected year-by-year reversing amounts of each such regulatory asset or liability in accordance with existing regulatory settlements or order (noting instances for which regulatory settlements or orders do not exist) beginning with 2022; and (v) details regarding any income tax-related amounts reflected in ratemaking that are not recorded for financial or regulatory reporting, including the amounts as of December 31, 2021. Vendor shall deliver to Buyer as promptly as practicable after filing its 2021 and 2022 Tax Returns, and in any event no later than sixty (60) days after the extended due dates of such Tax Returns, a calculation in Excel for each Conveyed Entity that includes: (i) the individual deferred tax assets and deferred tax liabilities immediately preceding closing; (ii) the expected year-by-year reversing amounts of each such deferred tax asset or liability; (iii) the regulatory asset and liability amounts related to deficient or excess deferred income tax balances resulting from changes in Tax Law enacted prior to Closing; (iv) the expected year-by-year reversing amounts of each such regulatory asset or liability in accordance with existing regulatory settlements or order (noting instances for which regulatory settlements or orders do not exist); and (v) details regarding any income tax-related amounts reflected in ratemaking that are not recorded for financial or regulatory reporting including the amounts immediately prior to Closing.

(b)	Vendor and its Affiliates shall have the right to retain: (i) copies of all books and records and all Tax Returns and other information and documents: (A) relating to Tax matters of the Conveyed Entities, in each case, relating to periods ending on or prior to the Closing Date; (B) relating to any information Vendor may disclose in compliance with applicable Law regarding the Business Employees; (C) as required by any applicable or Government Entity, including pursuant to any applicable Law or regulatory request; or (D) as may be necessary for Vendor and its Affiliates to perform their respective obligations pursuant to this Agreement and the other Transaction Documents, in each case subject to compliance in all material respects with applicable Laws; and (ii) all data room materials and copies of all books and records prepared in connection with the Transactions, including: (A) any books and records that may be relevant in connection with the defense of disputes arising under this Agreement; or (B) financial information and all other accounting books and records prepared or used in connection with the preparation of financial statements of Vendor or any of its Affiliates (including the Conveyed Entities).

(c)	From and after the Closing and solely with respect to the periods prior to the Closing, in connection with any reasonable business purpose, including: (i) in response to the request or at the direction of a Government Entity; (ii) in connection with the preparation of Tax Returns or other documents related to Tax matters and the handling or administration of any Tax audit, examination or other administrative or judicial proceeding relating to Taxes; or (iii) in order to resolve any claim made by or against Vendor, Buyer or any of their respective Affiliates under this Agreement or any other Transaction Document (including matters contemplated by Section 2.8) or in relation to the Conveyed Entities or the Conveyed Entity Assets, subject to any applicable Law and any applicable privileges (including attorney-client privilege) and contractual confidentiality obligations, upon reasonable prior notice, Buyer or Vendor, as applicable shall: (A) afford Vendor or Buyer, as applicable, and its Affiliates reasonable access, during normal business hours, to the books, data, files, information and records of Buyer or Vendor, as applicable, and its Affiliates in respect of the Conveyed Entities and the Conveyed Entity Assets (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters); (B) furnish to Vendor or Buyer, as applicable, and its Affiliates such additional financial and other information regarding the Conveyed Entities and the Conveyed Entity Assets as Vendor or Buyer, as applicable, may from time to time reasonably request (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters); and (C) make available to Vendor or Buyer, as applicable, and its Affiliates the employees of Buyer or Vendor, as applicable, and its Affiliates whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist Vendor or Buyer, as applicable, in connection with Vendor’s inquiries for any of the purposes referred to in this Section 11.1; provided, however, that such access or request shall not unreasonably interfere with the business or operations of Buyer or Vendor, as applicable, or any of its Affiliates and shall not contravene any applicable Law. In no event shall the auditors and independent accountants of Buyer or Vendor, as applicable, or its Affiliates be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or independent accountants.

(d)	From and after the Closing Date, Buyer shall, and shall cause its Affiliates to, preserve all books and records relating to the Conveyed Entities and the Conveyed Entity Assets or the operation of the Business prior to the Closing for a period of seven (7) years after the Closing Date. After expiry of such seven (7) year period, before Buyer or its Affiliates may dispose of any such books and records, Buyer shall give Vendor at least ninety (90) days’ prior notice to such effect, and Vendor shall be given an opportunity, at its own cost and expense, to remove and retain copies of all or any part of such books and records as Vendor may select.

(e)	If Buyer or any of its Affiliates disposes of any of the Purchased Member Interests or the Conveyed Entity Assets to a third party, Buyer shall take reasonable steps to enable Vendor to have continued access to the items described in this Section 11.1.

11.2         Replacement of Vendor Guarantees.

(a)	Vendor shall promptly (and, in any case to the extent practical, at least ten (10) Business Days prior to the Closing) provide Buyer with a true and complete copy of each Vendor Guarantee and any amendment or other modification thereto.

(b)	From and after the Signing Date, each of Buyer and Vendor shall use its commercially reasonable efforts and cooperate with and assist each other as required to: (i) obtain a complete and unconditional release of Vendor and any Excluded AltaGas Affiliates at or prior to the Closing with respect to each Vendor Guarantee described in Section 11.2(b) of the Vendor Disclosure Schedule And any Vendor Guarantee entered into, issued or furnished after execution of this Agreement with respect to obligations the Conveyed Entities incur in accordance with Section 8.2 of this Agreement (the “Covered Vendor Guarantees”), and (ii) cause the beneficiary or beneficiaries of each such Covered Vendor Guarantee to terminate and redeliver such Covered Vendor Guarantee to Vendor and such Excluded AltaGas Affiliates. The commercially reasonable efforts obligation of Buyer described in this Section 11.2(b) shall include the obligation to offer and deliver to the beneficiary of such Covered Vendor Guarantee, promptly upon request by Vendor: (A) in the case of a guarantee, a replacement guarantee issued to such beneficiary by Buyer Parent and which replacement guarantee contains terms and conditions that are substantially the same as the terms and conditions of such existing guarantee or such other form of credit support acceptable to the beneficiary thereof, (B) in the case of a letter of credit, a replacement letter of credit issued to such beneficiary by a Person having a net worth or a credit rating at least equal to that of the issuer of such existing letter of credit, and which replacement letter of credit contains terms and conditions that are substantially the same as the terms and conditions of such existing letter of credit or such other form of credit support acceptable to the beneficiary thereof, and (C) in the case of any other security agreement or arrangement, a replacement security agreement or arrangement provided to such beneficiary by a Person having a net worth or a credit rating at least equal to that of the provider of such existing security agreement or arrangement, and which replacement security agreement or arrangement contains terms and conditions that are substantially the same as the terms and conditions of such existing security agreement or arrangement. Notwithstanding anything in this Agreement to the contrary, during the period commencing on the date of this Agreement and terminating at the Closing, Buyer shall have the right to contact and have discussions with each beneficiary of a Covered Vendor Guarantee in order to satisfy its obligations under this Section 11.2(b); provided, however, that Vendor shall have the right to have one of its Representatives present during any such contact or discussion, and Buyer shall only contact and hold discussions with such beneficiaries through Representatives of Buyer previously approved by Vendor, and Buyer shall cause such Representatives to comply with all procedures and protocols regarding such contacts and discussions that may be established by Vendor, acting reasonably.

(c)	If any Covered Vendor Guarantee is not released, terminated and returned as of the Closing as contemplated in Section 11.2(b) (each, an "Outstanding Vendor Guarantee"), then Buyer shall, from and after the Closing:

(i)	continue to use its commercially reasonable efforts to: (A) obtain a complete and unconditional release of Vendor and any Excluded AltaGas Affiliates with respect to each Outstanding Vendor Guarantee; and (B) cause the beneficiary or beneficiaries of each such Outstanding Vendor Guarantee to terminate and redeliver such Outstanding Vendor Guarantee to Vendor and such Excluded AltaGas Affiliates, in each case in accordance with the requirements of Section 11.2(b);

(ii)	promptly pay to Vendor, after receipt by Buyer of any invoice therefor, all out-of-pocket costs and expenses incurred by Vendor or any Excluded AltaGas Affiliate after the Closing Date in connection with, or pursuant to the terms of, any Outstanding Vendor Guarantee until the complete and unconditional release of the obligations of Vendor and any Excluded AltaGas Affiliate's obligations with respect to such Outstanding Vendor Guarantee; and

(iii)	on the last day of each calendar quarter, pay to Vendor a guarantee fee equal to two percent (2%) of the aggregate stated amount of, or maximum liability under, each Outstanding Vendor Guarantee that has not been released, terminated and returned as of such date.

(d)	[*****]

(e)	Until any Outstanding Vendor Guarantee is released and terminated as contemplated in this Section 11.2, Buyer shall not dispose of any of the Conveyed Entities or the Conveyed Entity Assets in respect of which such Outstanding Vendor Guarantee is given, whether directly or indirectly.

(f)	Buyer hereby agrees to indemnify and hold harmless each Vendor Indemnified Party that is a party to or has furnished any Outstanding Vendor Guarantee from and against any and all Losses suffered or incurred by such Vendor Indemnified Party from and after the Closing arising from or related to such Outstanding Vendor Guarantee.

(g)	Notwithstanding anything herein to the contrary, from and after the Closing, Vendor shall not terminate, amend, waive any rights under or otherwise modify any terms of any Outstanding Vendor Guarantee without Buyer's prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided that Buyer's prior written consent shall not be required for the foregoing in the event Buyer or any of the Conveyed Entities are in breach of the underlying obligations owed to the beneficiary to which such Outstanding Vendor Guarantee relates and any applicable cure periods thereunder have expired.

(h)	For purposes of this Section 11.2, the maximum liability under an Outstanding Vendor Guarantee is the maximum amount provided for in such Outstanding Vendor Guarantee or, if no maximum amount is provided for, the maximum liability under such Outstanding Vendor Guarantee as disclosed in writing by Vendor to Buyer prior to the Signing Date on Section 11.2(b) of the Vendor Disclosure Schedule.

11.3         Tax Matters.

(a)	Tax Indemnity by Vendor. Vendor shall be liable for and indemnify and hold harmless the Buyer Indemnified Parties from and against any and all Losses suffered or incurred by any of the Buyer Indemnified Parties, to the extent arising out of or in connection with (i) any Taxes, imposed on or with respect to any of the Conveyed Entities or the Conveyed Entity Assets or for which any of the Conveyed Entities may otherwise be liable for any taxable year or period that begins before the Closing and ends on or before the Closing Date (a “Pre-Closing Period”) and, with respect to any taxable year or period beginning on or before and ending after the Closing Date (a “Straddle Period”), the portion of such taxable year or period ending at the end of the Closing Date, (ii) any Taxes for which any Conveyed Entity is liable as a result of having been included in or a member of a combined, consolidated, affiliated, unitary or other Tax group at or before the Closing (including any liabilities under Treasury Regulations Section 1.1502-6 or similar provisions of applicable Law), (iii) any Taxes of the Vendor or any of its Affiliates (other than the Conveyed Entities) for any taxable periods, (iv) any Taxes imposed on or with respect to the Excluded Assets, (v) any Taxes arising from the Pre-Closing Reorganization, and (vi) any Transfer Taxes for which Vendor is responsible pursuant to Section 11.3(k) (collectively, the “Indemnified Tax Liabilities”); provided, however, in each case the foregoing shall not include any Taxes to the extent such Taxes were taken into account in the calculation of the Purchase Price (as finally determined pursuant to Section 2.8) by being included as an item in the calculation of Closing Indebtedness or as a current liability in the calculation of Closing Working Capital; and provided, further, that Vendor’s aggregate Liability to the Buyer Indemnified Parties pursuant to this Section 11.3(a) (other than with respect to clauses (ii), (iii) and (iv)) shall be equal to the Purchase Price.

(b)	Tax Indemnity by Buyer. Buyer shall be liable for and indemnify the Vendor Indemnified Parties for any Transfer Taxes for which Buyer is liable pursuant to Section 11.3(k).

(c)	Refunds. Vendor shall be entitled to any refund of Taxes of the Conveyed Entities received with respect to any Pre-Closing Period and, with respect to any Straddle Period, with respect to the portion of such taxable year or period ending at the end of the Closing Date; provided, that (i) such Taxes were actually paid by Vendor or a Conveyed Entity prior to Closing or taken into account in the calculation of the Purchase Price (as finally determined pursuant to Section 2.8) as an amount included in Closing Indebtedness or as a current liability in the calculation of Closing Working Capital, (ii) such Tax refund is actually received by Buyer or a Conveyed Entity after the Closing, (iii) such Tax refund is not attributable to any loss or Tax attribute arising in a Taxable period (or portion thereof) beginning after the Closing Date or any Tax attribute of Buyer or its Affiliates (excluding, for this purpose, the Conveyed Entities) whether arising before, on or after the Closing Date, (iv) such Tax refund was not taken into account in the computation of the Purchase Price (as finally determined pursuant to Section 2.8), (v) such Tax refund is not the subject of a then-pending Tax audit or other proceeding, (vi) such Tax refund is not attributable to a change in Law occurring after the date of this Agreement, and (vii) no Conveyed Entity is obligated to turn over the benefit of such Tax refund to another Person pursuant to an agreement or arrangement entered into by Vendor or any of its Affiliates (including the Conveyed Entities) prior to Closing; provided, further, that the amount to be paid to Vendor pursuant to this Section 11.3(b) shall be reduced by any out-of-pocket costs, expenses and Losses incurred by Buyer and its Affiliates in obtaining such Tax refund or any Taxes imposed on the receipt of such Tax refund. Vendor shall, upon the request of Buyer, repay to Buyer the amount paid over pursuant to this paragraph (plus any penalties, interest or other charges imposed by the relevant Government Entity) in the event Buyer or any of its Affiliates is required to repay such refund to such Government Entity.

(d)	Computation of Tax Liabilities. For purposes of this Agreement, including Section 11.3(a) and Section 11.3(c), whenever it is necessary to determine the portion of any Taxes or any Tax refunds of the Conveyed Entities for a Straddle Period that is allocable to the portion of such taxable year or period ending at the end of the Closing Date, the determination shall be made: (i) in the case of any property or ad valorem Taxes which are imposed on a periodic basis, ratably on a per diem basis, and (ii) in the case of any other Taxes, based on an interim closing of the books of the Conveyed Entities as of the end of the Closing Date. With respect to the Tax Returns contemplated by Section 11.3(f), neither Buyer nor Vendor shall make any election under U.S. Treasury Regulations Section 1.1502-76(b)(2) to ratably allocate items.

(e)	Adjustment to the Purchase Price. Any payment by Buyer or Vendor under Section 11.3(a) or Section 11.3(c) will, to the maximum extent permitted by applicable Law, be an adjustment to the Purchase Price for Tax purposes.

(f)	Tax Returns.

(i)	Vendor shall timely prepare and file or prepare and deliver to Buyer for filing all Tax Returns that are required to be filed by or with respect to the Conveyed Entities for Pre-Closing Periods and shall pay all Taxes with respect thereto. Each such Tax Return shall be prepared in a manner that is consistent, in all respects, with the prior practice of the Conveyed Entities (including prior Tax elections and accounting methods or conventions made or utilized by the Conveyed Entities), except as required by applicable Law or except as specifically provided herein. Vendor shall cause each of NewCo, SEMCO-CINGSA and NORSTAR to be included in (or to continue to be included in) the consolidated group that includes Vendor for U.S. federal and other applicable income Tax purposes at all times through and including the Closing Date. With respect to each such Tax Return to be filed after the Closing Date by any Conveyed Entity, Vendor shall deliver such Tax Return to Buyer (or, pro forma versions of such Tax Returns that include only the information relating to the Conveyed Entities) for its review and consent (not to be unreasonably withheld, conditioned or delayed) at least thirty (30) days prior to the due date for filing (taking into account any applicable extensions) and shall, provided that Buyer delivers comments on such Tax Return at least fifteen (15) days prior to the due date for filing, take Buyer’s comments into account in good faith.

(ii)	Buyer shall timely file or cause to be filed all Tax Returns not described in Section 11.3(f)(i) that are required to be filed by or with respect to the Conveyed Entities following the Closing Date. Buyer shall deliver any Tax Returns relating to Straddle Periods to Vendor for its review at least thirty (30) days prior to the due date for filing (taking into account applicable extensions). Buyer shall, provided Vendor delivers comments on such Tax Return to Buyer at least fifteen (15) days prior to the due date for filing, take Vendor’s comments into account in good faith. Buyer shall, prior to filing such Tax Returns, make any changes reasonably requested by Vendor which solely affect Vendor’s liability under Section 11.3(a) and would not, in Buyer’s good faith judgment, be reasonably expected to have any adverse effect on Buyer or any of its Affiliates. Any Tax Returns relating to Straddle Periods shall be prepared in a manner that is consistent, in all respects, with the prior practice of the Conveyed Entities (including prior Tax elections and accounting methods or conventions made or utilized by the Conveyed Entities), except as required by applicable Law. Upon the written request of Buyer setting forth the amount owed, Vendor shall pay to Buyer, no later five (5) days prior to the due date for the applicable Tax Return, the Taxes for which Vendor is liable pursuant to this Agreement but which are payable with any Tax Return to be filed by Buyer or any of its Affiliates (including, from and after the Closing, the Conveyed Entities) pursuant to this Agreement.

(g)	Tax Proceedings. From and after the Closing, Buyer shall promptly notify Vendor in writing of receipt by Buyer or any of its Affiliates (including, from and after the Closing, the Conveyed Entities) of notice of any pending or threatened Tax Proceeding that would reasonably be expected to affect the Tax Liabilities of the Conveyed Entities for which Vendor would be required to indemnify Buyer pursuant to Section 11.3(a). Buyer’s failure to notify Vendor pursuant to this Section 11.3(g) will not affect Vendor’s obligation to indemnify Buyer pursuant to Section 11.3(a) except and only to the extent that Vendor was prejudiced as a result of such failure. Vendor shall notify Buyer in writing within thirty (30) days of receipt by Vendor or any of its Affiliates of notice of any pending or threatened Tax Proceeding regarding the Conveyed Entities or the Conveyed Entity Assets. In the event of any Tax Proceeding relating to a Pre-Closing Period or a Straddle Period: (i) to the extent the issues can be separated in all material respects (including as to settlements) into those for which Vendor would be liable under Section 11.3(a) (and which do not, and could not reasonably be expected to, affect the Tax Liability of Buyer or the Conveyed Entities or any of their Affiliates except to the extent Vendor is liable for such Tax Liability under Section 11.3(a)) and all other issues, then Vendor shall control the defense of those issues for which it would be liable at its own expense, provided, that (A) Vendor shall keep Buyer reasonably informed with regard to such Tax Proceeding and (B) Vendor shall not (and shall cause its Affiliates not to) settle or compromise such Tax Proceeding without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, and Buyer shall control the defense of all other issues, employing counsel of their choice, at its own expense; and (ii) to the extent the issues cannot be so separated, Buyer shall be entitled to control the defense employing counsel of its choice, provided that (A) Buyer shall use its best efforts to separate the issues in all material respects into those for which Vendor would be liable under Section 11.3(a) and all other issues, (B) Vendor (along with counsel and other advisors of its choice) shall be entitled to participate at its sole cost and expense in the defense with respect to the issues for which Vendor would be liable under Section 11.3(a), and (C) neither Buyer nor any of its Affiliates (including, from and after the Closing, the Conveyed Entities) shall agree to settle any Tax Proceeding that may be the subject of indemnification by Vendor under Section 11.3(a) without the prior written consent of Vendor, which consent shall not be unreasonably withheld, conditioned or delayed.

(h)	Cooperation with Respect to Taxes. After the Closing Date, Buyer and Vendor shall, and shall cause their respective Affiliates to, assist Vendor or Buyer, as applicable, in preparing and filing any Tax Returns or reports that Vendor or Buyer, as applicable, is responsible for preparing and filing in accordance with this Section 11.3. After the Closing Date, Vendor and Buyer shall, and shall cause their respective Affiliates to: (i) cooperate fully in preparing for any Tax Proceedings with respect to the Conveyed Entities or the Conveyed Entity Assets; (ii) make available to the other Party and to any Tax Authority as reasonably requested all information, records and documents relating to Taxes of the Conveyed Entities or the Conveyed Entity Assets; and (iii) provide timely notice to the other Party in writing of any pending or threatened Tax Proceedings of the Conveyed Entities or relating to the Conveyed Entity Assets and reasonably furnish the other Party with copies of all relevant written correspondence received from any Tax Authority in connection with any such Tax Proceeding, in each case for taxable periods for which the other Party may have a Liability under this Section 11.3.

(i)	Amendments, Etc.

(i)	Neither Buyer nor its Affiliates (including, from and after the Closing, the Conveyed Entities) shall, except as otherwise required by Law, (A) re-file or amend any Tax Returns of the Conveyed Entities for any Pre-Closing Period or for any Straddle Period without the prior written consent of Vendor, which consent shall not be unreasonably withheld, conditioned or delayed; or (B) request an audit by any Tax Authority that may result in an assessment for any Pre-Closing Period or a Straddle Period of a Conveyed Entity without the prior written consent of Vendor. Notwithstanding anything to the contrary in this Agreement, Buyer shall not be liable for indemnification for any Taxes that arise as a direct result of a breach by Vendor of the covenants contained in this Section 11.3(i)(i).

(ii)	Neither Vendor nor any of its Affiliates shall, except as otherwise required by Law, (A) re-file or amend any Tax Returns of the Conveyed Entities without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, or (B) request an audit by any Tax Authority that may result in an assessment of a Conveyed Entity without the prior written consent of Buyer.

(j)	Section 338(h)(10) Election; Allocation of Purchase Price.

(i)	Vendor and Buyer shall, and shall cause their respective Affiliates to, join in making elections under Section 338(h)(10) of the Code (and any similar provision of state or local Law) with respect to the purchase and sale of the Purchased Member Interests, and the deemed purchase and sale of the SEMCO-CINGSA Interests and the NORSTAR Interests (such elections collectively referred to as the “Section 338(h)(10) Election”). Vendor and Buyer shall, and shall cause their respective Affiliates to, cooperate fully in making the Section 338(h)(10) Election, including executing and filing IRS Form 8023 and all other forms, returns, elections, schedules and documents required under applicable Laws to give effect to the Section 338(h)(10) Election. Buyer and Vendor shall, and shall cause their respective Affiliates to, also cooperate with each other to take all other actions necessary or appropriate to effectuate and preserve the Section 338(h)(10) Election, including in accordance with the provisions of Treasury Regulations Section 1.338(h)(10)-1 (and comparable provisions of applicable state or local Law) and any successor provisions.

(ii)	Within one hundred and twenty (120) days after the date on which the Closing Statement becomes final and binding upon the Parties, Buyer shall prepare and deliver a draft of an allocation of the Purchase Price (and any other amounts properly treated as consideration for U.S. federal income tax purposes) (the “Allocation Schedule”) among the Conveyed Entity Assets that are acquired (or deemed acquired) for Tax purposes pursuant to the Section 338(h)(10) Election, which draft Allocation Schedule shall be prepared (x) pursuant to the principles set forth in Section 338 of the Code and the Treasury Regulations thereunder and, with respect to the deemed acquisition of limited liability interests of Alaska Storage, pursuant to the principles set forth in Section 743 and Section 755 of the Code and the Treasury Regulations thereunder, and (y) consistent with any independent third party valuation of the Conveyed Entity Assets obtained by Buyer. If, within thirty (30) days after Vendor’s receipt of the Allocation Schedule from Buyer, Vendor shall not have objected in writing to such draft Allocation Schedule, the Allocation Schedule shall become final and binding. If Vendor objects to the Allocation Schedule, Vendor shall provide notice of such objection to Buyer within thirty (30) days after receiving such schedule from Buyer, and Vendor and Buyer shall attempt in good faith to reach agreement on a revised schedule within thirty (30) days after Buyer’s receipt of such notice of objection. If Vendor and Buyer reach an agreement on a revised Allocation Schedule, then the revised Allocation Schedule shall become final and binding. If Vendor and Buyer shall not have agreed to a revised Allocation Schedule by the thirtieth (30th) day following Buyer’s receipt of a notice of objection from Vendor, then such allocation will be determined by the Independent Accountant. The Independent Accountant’s determination of the disputed issues shall be made in a manner that is consistent with any independent third party valuation of the Conveyed Entity Assets obtained by Buyer and shall in no event be more favorable to Buyer than reflected on the Allocation Schedule As proposed by Buyer or more favorable to Vendor than reflected in the proposed changes to the Allocation Schedule delivered by Vendor to Buyer and shall be final and binding on the Parties. The fees and expenses of the Independent Accountant shall be borne equally by Vendor and Buyer.

(iii)	Vendor and Buyer shall not (and shall cause their Affiliates not to) file any Tax Return or take any position for Tax purposes (whether in audits, Tax Returns or otherwise) that is inconsistent with the Section 338(h)(10) Election or the Allocation Schedule (the effect of which is treatment as an asset purchase by Buyer of the Conveyed Entity Assets for U.S. federal income tax purposes), unless required to do so by a change in applicable Laws or a final determination by a Tax Authority; provided, that nothing contained in this Section 11.3(j) shall prevent any party (or its Affiliates) from settling, or require any of them to litigate any challenge, proposed deficiency, adjustment or other action by any Tax Authority with respect to the Allocation Schedule.

(k)	Transfer Taxes. The Purchase Price does not include any transfer, real property transfer, sales, use, documentary, stamp or other similar taxes, including any penalties and interest thereto (collectively, “Transfer Taxes”). If any Transfer Taxes arise as a result of the consummation of the Transactions, the payment of any and all such Transfer Taxes shall be borne by Buyer and Vendor 50% each, except in the case of any Transfer Taxes relating to the Pre-Closing Reorganization, which shall be borne by Vendor. The Parties agree to cooperate with each other to minimize any Liability for Transfer Taxes to the extent legally permissible, and the Parties shall cooperate in the preparation, execution and filing of all Tax Returns regarding any Transfer Taxes that become payable in connection with the Transactions and use commercially reasonable efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Transfer Tax. For the avoidance of doubt, Transfer Taxes shall not include any Taxes measured by or attributable to income, profits or gains.

(l)	Tax Sharing Agreements. Vendor shall cause any Tax sharing, indemnity, allocation and similar agreements between any one or more Conveyed Entities, on the one hand, and Vendor or any of Vendor’s Affiliates (other than the Conveyed Entities), on the other hand, to be terminated before the Closing Date, without any further Tax or other liability thereunder for any of the Conveyed Entities after such termination.Employees and Benefit Plans.

(a)	With respect to any Business Employee who is subject to a collective bargaining agreement, this Section 11.4 only shall apply to those employment terms, compensation and employee benefits to the extent they are: (i) not negotiated pursuant to collective bargaining; or (ii) negotiated pursuant to collective bargaining, but are intended to be equivalent to the employment terms, compensation and employee benefits of Business Employees who are not subject to a collective bargaining agreement; provided that, in all events, the employment terms, compensation and employee benefits set forth in the applicable collective bargaining agreement (as in effect from time to time) shall be respected and expressly confirmed in writing by Buyer, NewCo and their Affiliates.

(b)	For a period of two (2) years commencing with and following the Closing Date (the “Continuation Period”), Buyer shall provide, or cause its Subsidiaries (including NewCo and its Subsidiaries) to provide (A) compensation (including salary, hourly wages and any annual or other incentive compensation opportunities and not including long-term incentive, equity-based or change of control compensation opportunities) to each of the Business Employees that is substantially comparable to the compensation provided to the Business Employees immediately prior to the Closing Date (provided that Buyer will take into account the Business Employees’ long-term incentive program awards in effect as of immediately prior to the Closing Date when determining whether such compensation is substantially comparable to the compensation provided to the Business Employees immediately prior to the Closing Date); and (B) benefits (including pension and, for Business Employees who are not subject to a collective bargaining agreement, retiree medical benefits but not including severance benefits) to the Business Employees that, in the aggregate, are substantially comparable to the benefits provided to the Business Employees immediately prior to the Closing Date. Buyer shall provide each Business Employee who is terminated during the Continuation Period without “cause” (as determined by Buyer in its reasonable discretion) with severance payments and benefits that are no less favorable than those agreed to by unanimous consent of the Transition Committee within thirty (30) days of the Signing Date. Notwithstanding the foregoing nor anything in this Section 11.4 to the contrary, unless required by applicable Law or any applicable collective bargaining agreement (as in effect from time to time), Buyer and its Subsidiaries (including NewCo and its Subsidiaries) shall not be obligated to continue to employ any employee for any specific period of time following the Closing, and no provision of this Agreement shall create any right in any employee to continued employment by NewCo, Buyer or any respective Subsidiary thereof.

(c)	During the Continuation Period, Buyer shall provide or cause its Subsidiaries (including the Conveyed Entities) to provide each former employee of NewCo or any Subsidiary of NewCo who, immediately prior to the Closing Date, is receiving long-term disability payments or benefits (which shall be deemed to include medical benefits) or retiree medical benefits under any Business Benefit Plan or Business Benefit Agreement, retiree medical benefits, Supplemental Executive Retirement Plan, life insurance, or long-term disability payments or benefits (as applicable) at a level that is at least substantially comparable to the level of such payments or benefits provided to such individuals immediately prior to the Closing Date.

(d)	Except as set forth in this Section 11.4, effective as of the Closing Date, Buyer shall, and shall cause its Subsidiaries (including NewCo and its Subsidiaries) to establish new employee benefit plans that closely mirror and provide comparable benefits to those benefits provided to the Business Personnel immediately prior to Closing pursuant to the Business Benefit Plans set forth on Section 4.19(a) of the Vendor Disclosure Schedule; provided, however, that the standalone Enstar Natural Gas Company Retirement Plan for Operating Unit Employees and Clerical Unit Employees (the “ENSTAR Union Pension Plan”) will be assumed by Buyer effective as of the Closing Date with its assets to transfer in accordance with Section 11.4(g)(vii). From and after the Closing Date, Buyer shall, and shall cause its Subsidiaries (including NewCo and its Subsidiaries) to, honor all obligations to Business Personnel under the Business Benefit Plans set forth on Section 4.19(a) of the Vendor Disclosure Schedule (the “Assumed Benefit Plan Obligations”) and, to the extent there are any assets in place to fund such Assumed Benefit Obligations, such assets shall be transferred to NewCo and its Subsidiaries as well. The method for assuming such Assumed Benefit Plan Obligations referred to in the preceding sentence, and , the value of the assets, and the method for transferring same to NewCo and its Subsidiaries, shall be subject to mutual agreement by Vendor and Buyer through procedures established by the Transition Committee. The SEMCO Energy, Inc. Long-Term Incentive Plan (the “LTIP”) shall not be an Assumed Benefit Plan Obligation, and no Phantom Unit Agreement or Restricted Unit Agreement reflecting any award thereunder shall be an Assumed Benefit Plan Obligation. Effective as of the Closing, to the extent permissible under Code Section 409A, Vendor shall cause the vesting of all awards under the LTIP to be accelerated and shall pay the awards to the holders thereof in cash prior to the Closing, subject to any delay that is required under Section 409A of the Code and applicable regulations and guidance thereunder (“Section 409A”). If any amount is required to be delayed under Section 409A, Vendor agrees to cause such payment to be made to the holder of the award as and when required under Section 409A.

(e)	Buyer shall, and shall cause its Subsidiaries (including the Conveyed Entities) to, use commercially reasonable efforts to cause any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) maintained by Buyer or any of its Subsidiaries (including the Conveyed Entities) (including any vacation, paid time-off and severance plans) to recognize each Business Employee’s service with the Vendor or any of Vendor’s Subsidiaries (as well as service with any predecessor of Vendor or any of Vendor’s Subsidiaries, to the extent service with such predecessor is recognized by Vendor or such Subsidiary of Vendor at Closing), for purposes of determining eligibility to participate and vesting, determining level of benefits, benefit accruals and early retirement subsidies; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(f)	Buyer shall, and shall cause its Subsidiaries (including NewCo and its Subsidiaries) to, use commercially reasonable efforts to waive, or cause to be waived, any preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Buyer or any of its Subsidiaries in which Business Employees (and their eligible dependents) will be eligible to participate from and after the Closing Date, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Business Benefit Plan immediately prior to the Closing Date. Buyer shall, or shall cause its Subsidiaries (including NewCo and the its Subsidiaries) to, use commercially reasonable efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Business Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Business Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing Date.

(g)	Defined Benefit Pension Plans.

(i)	Effective as of the day prior to the Closing Date, all Business Personnel then actively participating in the SEMCO Energy, Inc. Non-Union Employees’ Retirement Plan (“SEMCO Non-Union Pension Plan”) will cease active participation in such plan. No service or compensation earned by Business Personnel on or after the Closing Date will be recognized under the SEMCO Non-Union Pension Plan for any purpose, and no employer contributions on behalf of service and compensation earned by Business Personnel on or after the Closing Date will be accepted under the SEMCO Non-Union Pension Plan.

(ii)	Effective as of the Closing Date, Buyer and its Subsidiaries (or the Conveyed Entities), will have established a U.S. tax-qualified defined benefit pension plan (“New Non-Union Pension Plan”) to provide retirement benefits to then active eligible non-union Business Personnel (the “Current Pension Eligible Employees”) and frozen benefits to inactive non-union Business Personnel and their beneficiaries, as applicable in pay status or with deferred vested benefits as of the Closing Date under the SEMCO Non-Union Pension Plan (together with the Current Pension Eligible Employees, the “NewCo Pension Participants”). No later than thirty (30) days prior to the transfer of assets from the SEMCO Non-Union Pension Plan to the New Non-Union Pension Plan, Vendor and NewCo shall, to the extent necessary, file or cause to be filed an IRS Form 5310-A regarding the transfer of assets and liabilities provided below in this Section 11.4(g). As soon after the Closing Date as is reasonably practicable, and after the applicable 5310-A Form(s) have been timely filed with the IRS, (i) liabilities under the SEMCO Non-Union Pension Plan on behalf of NewCo Pension Participants as of the Closing Date will be assumed by the New Non-Union Pension Plan, and (ii) the portion of the assets held under the Trust between SEMCO Energy, Inc. and Comerica Bank, Trustee Under the Non-Union Employees’ Retirement Plan dated December 29, 2008 (the “SEMCO Non-Union Pension Plan Trust”) covering the NewCo Pension Participants, in accordance with Code Section 414(l), Treasury Regulation Section 1.414(l)-1, and Section 208 of ERISA so that no participant’s or beneficiary’s accrued benefit on a plan termination basis under the New Non-Union Pension Plan immediately after the transfer will be less than the participant’s or beneficiary’s accrued benefit on a plan termination basis immediately prior to the transfer under the SEMCO Non-Union Pension Plan. The asset allocation for the transfer will be based on the priority categories for non-de minimis transfers under Section 4044 of ERISA, incorporating the Pension Benefit Guaranty Corporation (PBGC) actuarial assumptions for all accrued benefit calculation purposes, including mortality, interest, expected retirement assumptions (using the “XRA Table”) and expense loading (the methodology and assumptions contemplated by this sentence, the “Pension Transfer Assumptions”).

(iii)	Prior to the Closing Date (or such later time as mutually agreed by the Parties), Vendor shall have caused an independent actuary, selected by SEMCO (the “SEMCO Actuary”) to determine the estimated value as of the Closing Date, of the assets to be transferred from the SEMCO Non-Union Pension Plan Trust to the trust for the New Non-Union Pension Plan (the “New Pension Trust”) in accordance with the Pension Transfer Assumptions (the “Estimated Pension Plan Transfer Amount”).

(iv)	On or about the Closing Date (or such later time as mutually agreed by the Parties), Vendor and NewCo shall cooperate in good faith to cause an initial transfer of assets from the SEMCO Non-Union Pension Plan Trust to the New Pension Trust in an amount to be approximately 90% of the Estimated Pension Plan Transfer Amount (such amount, the “Initial Transfer Amount”). SEMCO shall satisfy its obligation pursuant to this Section 11.4(g)(iv) by causing the SEMCO Non-Union Pension Plan Trust to transfer assets equal to the Initial Transfer Amount to the New Pension Trust. Assets may be transferred in cash, cash equivalents or securities, or a combination of the foregoing or, if acceptable to Buyer (or, after Closing, to NewCo), in kind.

(v)	Within 60 days (or such later time as mutually agreed by the Parties) following the Closing Date, Vendor shall cause the SEMCO Actuary to provide NewCo with a revised calculation of the value, as of the Closing Date, of the assets of the SEMCO Non-Union Pension Plan Trust to be transferred to the New Pension Trust determined in accordance with the Pension Transfer Assumptions (the “Revised Pension Plan Transfer Amount”). NewCo may submit, at its sole cost and expense, the Revised Pension Plan Transfer Amount to an independent actuary selected by NewCo (the “NewCo Actuary”) for verification; provided, that, such verification process and any calculation performed by the NewCo Actuary in connection therewith shall be performed solely on the basis of the Pension Transfer Assumptions. In order to perform such verification, upon request from NewCo, the SEMCO Actuary shall provide the NewCo Actuary with the data and additional detailed methodology used to calculate the Initial Transfer Amount and the Final Pension Plan Transfer Amount. NewCo will be responsible for the cost and expenses of the NewCo Actuary and SEMCO will be responsible for the cost and expenses for the SEMCO Actuary. If the NewCo Actuary so determines that the value, as of the Closing Date of the assets to be transferred to the New Pension Trust differs from the Revised Pension Plan Transfer Amount, the NewCo Actuary shall identify in writing to the SEMCO Actuary all objections to the SEMCO Actuary’s determination within 60 days following provision of the revised value calculation to SEMCO pursuant to the first sentence of this Section 11.4(g)(v), and the SEMCO Actuary and the NewCo Actuary shall use good faith efforts to reconcile any such difference. The Revised Pension Plan Transfer Amount shall be deemed final if the NewCo Actuary does not submit written objections to the SEMCO Actuary within such 60 days period. If the NewCo Actuary and the SEMCO Actuary fail to reconcile such differences, the NewCo Actuary and the SEMCO Actuary shall jointly designate a third, independent actuary whose calculation of the value, as of the Closing Date, of the assets to be transferred to the New Pension Trust shall be final and binding; provided that such value must be between the value determined by the NewCo Actuary and the Revised Pension Plan Transfer Amount or equal to either such value. Such calculation shall be performed within a reasonable period of time, but no more than 120 days following designation of such third actuary and in accordance with the Pension Transfer Assumptions. NewCo and SEMCO shall each pay one half of the costs incurred in connection with the retention of such independent actuary. The final, verified value, as of the Closing Date, of the assets to be transferred to the New Pension Trust as determined in accordance with this Section 11.4(g)(v) shall be referred to herein as the “Final Pension Plan Transfer Amount.”

(vi)	Within 45 days (or such later time as mutually agreed by the Parties) following the determination of the Final Pension Plan Transfer Amount, SEMCO shall cause the SEMCO Non-Union Pension Plan Trust to transfer to the New Pension Trust (the date of such transfer, the “Final Transfer Date”) the amounts in cash, cash equivalents, securities, a combination of the foregoing, or, if acceptable to NewCo, in kind, equal to (A) the Final Pension Plan Transfer Amount minus (B) the Initial Transfer Amount (such difference, as adjusted to reflect earnings or losses as described in this Section 11.4(g)(vi), the “True-Up Amount”); provided, that, if the True-Up Amount is negative, SEMCO shall not be required to cause any such additional transfer and instead NewCo shall be required to cause a transfer of cash, cash equivalents or securities, a combination of the foregoing or, if acceptable to SEMCO, assets in kind, from the New Pension Trust to the SEMCO Non-Union Pension Plan Trust as required in an amount equal to the absolute value of the True-Up Amount. The True-Up Amount, if any, shall be adjusted to reflect fees or charges paid or incurred, and earnings or losses, during the period from the Closing Date to the Final Transfer Date. Such earnings or losses shall be determined based on the actual rates of return of the SEMCO Non-Union Pension Plan for the period commencing as of the Closing Date and ending as close as administratively practicable to the Final Transfer Date. If NewCo is obligated to cause the New Pension Trust to reimburse the SEMCO Non-Union Pension Plan pursuant to this Section 11.4(g)(vi), such reimbursements shall be performed in accordance with the same principles set forth herein with respect to the payment of the True-Up Amount.

(vii)	As soon as is reasonably practicable after the Closing Date, the ENSTAR Union Pension Plan assets held under the Trust Agreement between SEMCO Energy, Inc. and Comerica Bank, Trustee under the ENSTAR Natural Gas Company Retirement Plan for Operating Unit Employees and Clerical Unit Employees dated December 29, 2008 (the “ENSTAR Union Pension Plan Trust”) shall be transferred in kind to the new U.S. tax-qualified Trust to be established by Buyer to hold the assets under the ENSTAR Union Pension Plan in accordance with Code Section 414(l), Treasury Regulation Section 1.414(l)-1, and Section 208 of ERISA.

(h)	Effective as of the day prior to the Closing Date, all Business Personnel then actively participating in (the “ENSTAR Current 401(k) Participants”) the AltaGas Services (U.S.) 401(k) Plan (the “AltaGas 401(k) Plan”) will cease active participation in such plan. No service or compensation earned by the ENSTAR Current 401(k) Participants on or after the Closing Date will be recognized for any purpose under such plan, and no employer contributions or employee deferrals on behalf of service and compensation earned by the ENSTAR Current 401(k) Participants on or after the Closing Date will be accepted by such plan. Effective as of the Closing Date, Buyer and its Subsidiaries (or NewCo and its Subsidiaries), will have established a U.S. tax-qualified defined contribution 401(k) plan and trust (the “New 401(k) Plan”) to cover eligible Business Employees as of such date. As soon after the Closing Date as is reasonably practicable, Vendor shall cause the AltaGas 401(k) Plan to spin off to the New 401(k) Plan, the portion of the AltaGas 401(k) Plan attributable to the ENSTAR Current 401(k) Participants, such spin-off to include (but not be limited to) any and all of such individual’s accounts, related assets and liabilities, unvested amounts, and outstanding loan balances. All assets shall be transferred in cash as soon as administratively practicable thereafter and shall be mapped to appropriate investment options in the New 401(k) Plan pursuant to Section 404(c)(4) of ERISA or to the appropriate qualified default investment fund under the New 401(k) Plan pursuant to Section 404(c)(5) of ERISA. Such spin-off shall be conducted in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1, and Section 208 of ERISA. The benefits of the ENSTAR Current 401(k) Participants participating in the AltaGas 401(k) Plan as of immediately prior to the plan merger described in this Section 11.4(h), shall be preserved in the New 401(k) Plan effective as of the plan merger described in this Section 11.4(h) to the extent required under the anti-cutback rules of Section 411(d)(6) of the Code.

(i)	Effective as of the day prior to the Closing Date, all Business Personnel then participating in Vendor’s retiree medical plans will cease participation in such plans and will commence coverage effective as of the Closing Date under retiree medical plans then established by Buyer and its Subsidiaries (or NewCo and its Subsidiaries). As soon as is reasonably practicable following the Closing Date, at the same time as assets and liabilities under the SEMCO Non-Union Pension Plan are transferred to the New Non-Union Pension Plan, assets and liabilities in the 401(h) medical account under the SEMCO Non-Union Pension Plan allocated to non-union Business Personnel will be transferred to the Code Section 401(h) account on behalf of the non-union Business Personnel under the New Defined Benefit Pension Plan.

(j)	From and after the Closing Date, Buyer shall, and shall cause its Subsidiaries (including NewCo and its Subsidiaries) to, provide any required notice under the Worker Adjustment and Retraining Notification Act, as amended, and any similar state or local Law, and otherwise comply with such Laws with respect to the Business Employees. Notwithstanding the foregoing, no provision of this Agreement shall create any right in any employee to continued employment by Vendor, NewCo, Buyer or any respective Subsidiary thereof, or preclude the ability of Vendor, NewCo, Buyer or any respective Subsidiary thereof to terminate the employment of any employee for any reason.

(k)	Buyer shall maintain a corporate office in Alaska and intends to continue the charitable contribution practices of the Business and community support practices of the Business and continue to comply with all terms and conditions imposed on the Business under existing collective bargaining agreements set forth on Section 11.4(k) of the Vendor Disclosure Schedule for the duration of such agreements. On the Signing Date, concurrently with the execution of this Agreement, Buyer shall execute a notice in the form provided in Section 11.4(k) of the Vendor Disclosure Schedule evidencing its agreement to continue to comply with all terms and conditions imposed on the Business under such existing collective bargaining agreements.

(l)	Buyer and the Conveyed Entities shall assume and be liable for, under Buyer’s and such Conveyed Entity’s workers’ compensation programs, with respect to the Business Employees, all claims for benefits that are based upon injuries occurring (or allegedly occurring) at any time at or after the Effective Time. Vendor (or its Affiliate that employed the relevant Business Employee) shall be responsible for all Liabilities (including Liabilities for associated administrative functions) for workers’ compensation claims made for compensable injuries occurring before the Effective Time. From and after the Effective Time, Buyer and the Conveyed Entities shall be responsible for all Liabilities (including Liabilities for associated administrative functions) for all workers’ compensation claims made on or after the inception of employment of the Business Employee by Buyer, a Conveyed Entity or any of their respective Affiliates. For purposes of this Section 11.4(l), a workers’ compensation claim shall be “made” at the time of the occurrence of the event giving rise to eligibility for workers’ compensation benefits or at the time the occupational disease becomes manifest, as applicable, under the respective workers’ compensation act governing the alleged injury or disease. Vendor will, or will cause its Affiliate that employed the relevant Business Employee, to notify applicable Government Entities, if and as appropriate, of any on-the-job injuries or workers’ compensation claims for which Vendor or such Affiliate is responsible under this Section 11.4(l). Buyer shall or shall cause its Affiliate to notify applicable Government Entities, if and as appropriate, of any on-the-job injuries or workers’ compensation claims for which it is responsible under this Section 11.4(l). Vendor and Buyer will cooperate in providing to each other information needed for these notifications and related filings.

(m)	Notwithstanding any other provision of this Agreement, following the Closing, the Conveyed Entities shall remain responsible to reimburse Vendor or the other Excluded AltaGas Affiliates consistent with past practices for any unpaid fees and expenses (including unpaid salaries and employee benefit and fringe allocations) then or subsequently due for services rendered to the Conveyed Entities by current or former Business Employees or other employees of Vendor or its Affiliates and such amounts will be taken into account in the determination of the Estimated Working Capital pursuant to Section 2.7 or the Closing Working Capital pursuant to Section 2.8. Following the Closing, Vendor and its Affiliates shall provide no further services to the Conveyed Entities or in respect of the Conveyed Entity Assets, except as contemplated by the Transition Services Agreement.

(n)	This Section 11.4 shall be binding upon and shall inure solely to the benefit of the Parties. Without limiting the generality of Section 13.4, nothing in this Section 11.4, express or implied, is intended to confer any rights, benefits, remedies, obligations or Liabilities under this Agreement upon any Person (including any Business Employee) other than the Parties to this Agreement and their respective successors. Nothing contained in this Section 11.4 shall be construed as an amendment or modification to any employee benefit plan program, arrangement or policy of Vendor, NewCo, TriSummit Utilities Inc., Buyer or any respective Subsidiary thereof. No Business Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement pursuant to this Section 11.4 and this Section 11.4 shall not create such rights in any such Person.

11.5         Non-Solicitation.

(a)	For a period of twenty four (24) months from the Closing Date, neither Buyer nor any of its Affiliates shall, directly or indirectly, through one or more intermediaries or acting jointly or in concert with any Person, solicit, make offers of employment, employ or otherwise contract for the services of any employee of Vendor; provided, however, that this Section 11.5(a) shall not apply to: (a) employees who respond to publicly advertised positions of employment, consultancy or contract with Buyer or its Affiliates; (b) any employee whose employment is terminated by Vendor or who seeks employment with Buyer or its Affiliates without direct or indirect solicitation by Buyer or any of its Affiliates; or (c) employees who contact Buyer or its Affiliates on his or her own initiative without any direct or indirect solicitation by or encouragement from Buyer or its Affiliates.

(b)	If any provision contained in Section 11.5(a) shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of Section 11.5(a), but Section 11.5(a) shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is in the intention of the Parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein and subject to the same carve-outs) as shall be valid and enforceable under such Law. Each of the Parties acknowledges and agrees that the remedy at Law for any breach, or threatened breach, of any of the provisions of Section 11.5(a) will be inadequate and, accordingly, Buyer (on behalf of itself and its Affiliates) covenants and agrees that Vendor may, in addition to any other rights and remedies which such party may have at Law, be entitled to equitable relief, including preliminary and permanent injunctive relief, and the remedy of specific performance with respect to any breach or threatened breach of any such provision, as may be available from any court of competent jurisdiction. Buyer hereby waives, and shall cause its Affiliates to waive, any requirement for the securing or posting of a bond in connection with Vendor seeking any such equitable relief.

11.6         Directors and Officers.

(a)	Buyer acknowledges and agrees that neither Buyer nor any of its Affiliates (including, from and after the Closing, the Conveyed Entities) shall make any claim against, or seek any indemnification from, any present or former partner, director or officer of any Conveyed Entity with respect to the execution of their duties up to the termination of their appointment, including in connection with, arising out of, resulting from or in any way related to this Agreement, any other Transaction Document, the Transactions or any other matter contemplated hereby or thereby, or the process leading up to the execution and delivery of this Agreement, any other Transaction Document and the Transactions. In addition to and in connection with the foregoing, Buyer agrees that it will indemnify and hold harmless each present and former partner, director and officer of any Conveyed Entity (in each case, when acting in such capacity) against any and all Losses suffered or incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Conveyed Entities would have been permitted under applicable Law or their respective Organizational Documents to indemnify such director or officer.

(b)	Buyer shall not permit any Conveyed Entity to amend, restate or repeal any Organizational Document of such Conveyed Entity within six (6) years after the Closing unless such Organizational Document (after giving effect to such amendment, restatement or repeal and applicable Law) would provide for such Conveyed Entity to indemnify and hold harmless each present and former partner, director and officer of such Conveyed Entity (in each case, when acting in such capacity), against any and all Losses suffered or incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters in connection with acting in such capacity, to at least the same extent that such indemnification would be provided for under applicable Law or its Organizational Documents.

(c)	If Buyer or any Conveyed Entity (i) shall consolidate or amalgamate with or merge into any other corporation or entity whereby the continuing or surviving corporation or entity does not retain or assume by operation of law the obligations set forth in this Section 11.6, or (ii) shall transfer all or substantially all of its properties and other assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer or such Conveyed Entity, as the case may be, shall assume all of the obligations set forth in this Section 11.6.

(d)	Each of Vendor and Buyer acknowledges and agrees that from and after the Closing, each of the present and former partners, directors and officers of any Conveyed Entity shall be an express third-party beneficiary of this Section 11.6. The rights of such partners, directors and officers under this Section 11.6 shall be in addition to any rights such partners, directors and officers may have under the Organizational Documents of the Conveyed Entities or applicable Laws.

11.7         Intercompany Payables, Intercompany Receivables and Intercompany Indebtedness

(a)	Prior to the Closing, Vendor shall (and, if applicable, shall cause its Affiliates to) cancel and extinguish any and all Intercompany Payables and Intercompany Receivables in a manner that does not result in any Taxes or other Liabilities for any of the Conveyed Entities (including any Taxes of any consolidated group that includes any of the Conveyed Entities that are attributable to the Conveyed Entities) following the Closing.

(b)	Concurrently with Closing, Vendor shall (and, if applicable, shall cause its Affiliates to) cancel and extinguish any and all Intercompany Indebtedness in a manner that does not result in any Taxes or other Liabilities any of the Conveyed Entities (including any Taxes of any consolidated group that includes any of the Conveyed Entities that are attributable to the Conveyed Entities) following the Closing.

(c)	Prior to the Closing, Vendor shall (and, if applicable, shall cause its Affiliates to) pay and settle all Transaction Expenses incurred by or on behalf of any of the Conveyed Entities such that none of the Conveyed Entities will be liable for any Transaction Expenses as of Closing.

11.8         Cash Distributions.

The Parties acknowledge and agree that, notwithstanding any other provision of this Agreement, Vendor shall have the right, at any time and from time to time prior to Closing, to cause each Conveyed Entity to transfer to Vendor or any other Excluded AltaGas Affiliate any cash and cash equivalents of such Conveyed Entity on hand or on deposit in any bank or brokerage account of such Conveyed Entity; provided that, as of the Closing, the Conveyed Entities shall have cash on hand or on deposit in an amount equal to at least $500,000, but excluding cash amounts relating to current and non-current restricted cash which may include customer deposits, tax credits, deferred compensation payments, escrow funds, or other types of deposits.

11.9         Intercompany Agreements and Shared Services.

(a)	Except for the Intercompany Agreements set forth on Section 11.9 of the Vendor Disclosure Schedule, all rights and Liabilities of the Conveyed Entities, on the one hand, and the Excluded AltaGas Affiliates, on the other hand, with respect to the Intercompany Agreements will automatically terminate in their entirety effective as of the Closing without any further actions by the Parties and will thereby be deemed voided, cancelled and discharged in their entirety.

(b)	Unless expressly stated otherwise in this Agreement, or any other Transaction Document, nothing in this Agreement or any other Transaction Document shall operate as a grant or an agreement or grant any right, title or interest in any Intellectual Property owned or licensed by Vendor or any of the other Excluded AltaGas Affiliates.

(c)	Unless expressly stated otherwise in this Agreement or any other Transaction Document:

(i)	on or before the Closing Date, the Conveyed Entities and the Conveyed Entity Assets shall be removed from Vendor’s information technology network and from and after the Closing, Vendor and the other Excluded AltaGas Affiliates (and any of their service providers) shall cease to provide any information technology related hardware, Software and/or services or any access to Vendor’s information technology network;

(ii)	from and after the Closing, neither Buyer nor any of its Affiliates (including, from and after the Closing, the Conveyed Entities) shall have or retain any right whatsoever to the use, license, sublicense or lease of any Software (other than Software owned by or licensed to the Conveyed Entities, effective as of the Closing) installed on information technology equipment owned or used by the Conveyed Entities prior to the Closing, or previously licensed, sublicensed or otherwise provided to the Conveyed Entities by Vendor or another Excluded AltaGas Affiliate (other than access, use or possession pursuant to the Transition Services Agreement); and

(iii)	unless otherwise removed in connection with the Separation prior to the Closing Date, within ten (10) Business Days after the Closing Date, Buyer shall or shall cause any Software provided by Vendor or another Excluded AltaGas Affiliate (other than Software owned by or licensed to the Conveyed Entities or for which access, use or possession is made pursuant to the Transition Services Agreement) remaining on the information technology equipment of Buyer or any of its Affiliates (including, from and after Closing, the Conveyed Entities) to which it has ceased to have any rights pursuant to clause (ii) above, to be removed or deleted from such equipment.

11.10         Confidentiality and Public Announcements.

(a)	The terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate. If, for any reason, the Transactions are not consummated, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. Buyer acknowledges and agrees that any information made available to Buyer pursuant to Section 8.1 or otherwise by or on behalf of Vendor or any of its Affiliates or any of their respective Representatives prior to the Closing shall be subject to the terms and conditions of the Confidentiality Agreement.

(b)	The Parties agree that each Party will concurrently issue a press release with respect to this Agreement and the Transactions promptly after the execution of this Agreement. No Party shall (and each Party shall cause its respective Affiliates not to) otherwise disclose the contents of this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Nothing contained in this Agreement shall prevent a Party or any Sponsor (or their respective Affiliates) from disclosing such information: (i) to any Government Entity or to the public, but in either case, only if and to the extent that such disclosure is required under any applicable Law (including continuous and timely disclosure requirements under applicable securities Laws) or any stock exchange rule or policy to which such Party or its Affiliates are subject, or (ii) to any Government Entity or to a third party, but in either case, only if and to the extent that such disclosure is required in order to obtain any of the Regulatory Approvals, the Vendor Approvals or the Buyer Approvals, provided that, in each such instance, the Party that proposes to make such a disclosure (whether directly or through one or more of its Affiliates) shall advise the other Party of such proposed disclosure and such Party shall use its reasonable efforts to prevent the disclosure of any such information that is not required to be disclosed for the listed purposes. In the event that a Party (or its Affiliates) is required to disclose information in accordance with the procedures set out in this Section 11.10(b), the non-disclosing Party shall, to the extent practicable, be provided with reasonable time to review such disclosure, in its final form, prior to dissemination, and the suggested revisions proposed by the non-disclosing party and its professional advisors will be considered and accepted or rejected in good faith by the disclosing party and its professional advisors. Notwithstanding the foregoing, (i) the Parties, the Sponsors and their respective applicable Affiliates may make any disclosures that are otherwise prohibited by this Section 11.10(b) so long as such statements and announcements are consistent with the most recent press releases, public disclosures or public statements made by the Parties in accordance with this Section 11.10(b), (ii) Buyer, the Sponsors, Vendor, the Conveyed Entities and their respective Affiliates may disclose (x) such information relating to this Agreement and the Transactions to any applicable Government Entity that regulates such Person and (y) the subject matter of this Agreement and the financial return and other financial performance or statistical information in connection with the Debt Financing or, with respect to the Sponsors, the financing, fundraising, marketing, informational or reporting activities to or of its funds or affiliated investment vehicles and to the partners, members or other current or prospective investors therein (provided that such third parties are subject to customary confidentiality agreements and, provided further that, the disclosing Party shall be liable for breaches by any partners, members or other current or prospective investors or third parties of the confidentiality obligations contained in this Section 11.10(b)); (iii) the Sponsors and their respective Affiliates may disclose the subject matter of this Agreement, and other financial performance or information, to each Sponsor’s respective Representatives, members and clients as required in connection with annual reporting obligations and in connection with arranging financing and effecting the Closing and providing any informational or reporting activities to the Sponsor’s respective members and clients; provided however, Buyer shall be liable for breaches by any of Sponsor’s Representatives, members and clients of the confidentiality obligations contained in this Section 11.10(b); and (iv) Buyer Parent and its Affiliates may disclose in any offering memorandum, information circular, prospectus, take-over bid circular, business acquisition report, pricing supplement, press release or other document, the form and content of which are subject to or prescribed by applicable securities Laws (collectively, "Disclosure Documents"), the subject matter of this Agreement, and other financial performance or information of the Business and such historical financial and operational information for the Conveyed Entity Assets or the Business as may be required by applicable securities Laws to be included in any Disclosure Documents.

ARTICLE 12

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

12.1         Survival.

(a)	The representations and warranties made by Vendor in Article 3 and Article 4 shall expire as of and shall not survive the Closing.

(b)	The right to assert an indemnification claim with respect to:

(i)	subject to Section 12.1(b)(ii), the representations and warranties made by Buyer in Article 6 shall survive the Closing for twelve (12) months;

(ii)	the Buyer Fundamental Representations shall survive the Closing for six (6) years;

(iii)	any covenant or agreement to be performed after the Closing shall survive for the period set forth herein or, if no such period is specified, indefinitely;

(iv)	the Indemnified Tax Liabilities and the covenants in Section 11.3 shall survive until sixty (60) days after the expiration of the applicable statute of limitations; and

(v)	any covenant or agreement to be performed prior to Closing shall survive the Closing for one (1) year.

(c)	Notwithstanding the foregoing, any representation, warranty, covenant, agreement or right to indemnification that would otherwise terminate shall, along with any applicable indemnity obligation, survive to the extent of any Losses arising out of or in connection with a breach of such representation, warranty, covenant, agreement or right to indemnification for which notice, in reasonable detail, is given pursuant to this Agreement prior to the end of the applicable survival period until such Losses are finally resolved and paid.

(d)	For the avoidance of doubt, nothing in this Section 12.1 shall limit or prohibit the rights of Buyer to pursue recoveries from the R&W Insurer under its R&W Insurance Policy pursuant to the terms set forth therein, including Buyer’s right to obtain a R&W Insurance Policy establishing a longer survival period for the representations and warranties made by Vendor in Article 3 and Article 4.

12.2         Indemnification by Vendor.

Subject to the limitations set forth in Section 12.1 and 12.5, Vendor hereby agrees that, from and after the Closing, it shall indemnify, defend and hold harmless, without duplication, Buyer, its Affiliates (including, from and after the Closing, the Conveyed Entities) and their respective directors, officers, shareholders, trustees and employees and their heirs, successors and permitted assigns, each in their capacity as such (collectively, the “Buyer Indemnified Parties”), from and against any and all Losses suffered or incurred by any of the Buyer Indemnified Parties, to the extent arising out of or in connection with:

(a)	any breach by Vendor of any covenant or agreement made by Vendor in this Agreement; and

(b)	the Indemnified Tax Liabilities.

12.3         Indemnification by Buyer.

Subject to the limitations set forth in Section 12.1 and 12.5, Buyer hereby agrees that, from and after the Closing, it shall indemnify, defend and hold harmless each of Vendor, its Affiliates (other than the Conveyed Entities) and their respective directors, officers, shareholders, trustees and employees and their heirs, successors and permitted assigns, each in their capacity as such (the “Vendor Indemnified Parties” and, collectively with the Buyer Indemnified Parties, the “Indemnified Parties”), from and against any and all Losses suffered or incurred by any of the Vendor Indemnified Parties, to the extent arising out of or in connection with:

(a)	any breach of any representation or warranty made by Buyer in Article 6 as of the Signing Date or the Closing Date;

(b)	any breach by Buyer or any of its Affiliates of any covenant or agreement made by Buyer in this Agreement;

(c)	the business or operations of the Conveyed Entities or the ownership of the Purchased Member Interests (in each case, before and after the Closing), except for (x) any Losses with respect to which Vendor is obligated to indemnify the Buyer Indemnified Parties pursuant to Section 12.2 or (y) any fraudulent actions by Vendor or its Affiliates prior to the Closing; and

(d)	any Liabilities arising or accruing from and after the Closing Date in respect of the ownership or operation of the Conveyed Entity Assets, except for (x) any Losses with respect to which Vendor is obligated to indemnify the Buyer Indemnified Parties pursuant to Section 12.2; or (y) any fraudulent actions by Vendor or its Affiliates prior to the Closing.

12.4         Environmental Release.

Buyer, on its own behalf and on behalf of its Affiliates (including, from and after the Closing, the Conveyed Entities), agrees that, from and after the Closing, except in the case of Fraud of Vendor: (a) Buyer and its Affiliates hereby waive, and acknowledge and agree that none of them shall exercise, any right or remedy against any of the Vendor Indemnified Parties in respect of any Environmental Liabilities or Abandonment and Reclamation Obligations that Buyer or any of its Affiliates may otherwise have under any applicable Environmental Law, including any right to name any of the Vendor Indemnified Parties as a third party under any action commenced or enforcement proceeding by or against Buyer or any of its Affiliates; and (b) Buyer and its Affiliates hereby release the Vendor Indemnified Parties from any and all claims whatsoever Buyer or any of its Affiliates may have against any of the Vendor Indemnified Parties with respect to any and all Environmental Liabilities.

12.5         Limitations.

(a)	Notwithstanding anything herein to the contrary:

(i)	no Buyer Indemnified Party or Vendor Indemnified Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent any Buyer Indemnified Party or Vendor Indemnified Party, as the case may be, has been reimbursed for such amount under any other provision of this Agreement (including by reason of such amount having been taken into account in the determination of the Closing Cash, Closing Indebtedness, Closing Working Capital, Closing CINGSA Budgeted Capex, Closing Incremental CINGSA Capex, Closing CINGSA Unbudgeted Capex, Closing ENSTAR Budgeted Capex, Closing Incremental ENSTAR Capex or Closing ENSTAR Unbudgeted Capex pursuant to Section 2.8);

(ii)	if Closing occurs, (A) to the extent not arising out of or in connection with a breach of any representation or warranty made in Article 3, Article 4 or Article 6, in no event shall any Party be liable under this Article 12 for any exemplary, punitive, special, consequential or indirect damages, or damages measured by lost profits or diminution of value or any loss of goodwill or possible business after the Closing, whether actual or prospective, except to the extent any such damages (x) are included in any Third-Party Claim against an Indemnified Party for which such Indemnified Party is entitled to indemnification under this Agreement or (y) other than exemplary, punitive, special, consequential or indirect damages, are the direct and reasonably foreseeable result of such breach or the matter giving rise to the applicable claim for indemnification under this Article 12, and (B) solely to the extent arising out of or in connection with a breach of any representation or warranty made in Article 3, Article 4 or Article 6, in no event shall any Party be liable under this Article 12 for any punitive damages other than penalties imposed by a Tax Authority;

(iii)	Vendor shall not be liable for any Losses: (i) to the extent such Losses arise out of any voluntary act, omission, transaction or arrangement carried out by or on behalf of Buyer or any of its Affiliates after the date hereof; or (ii) suffered or incurred by any Conveyed Entity or by Vendor, APC, or NewCo, as applicable (each in respect of the Conveyed Entity Assets) prior to the Closing Date to the extent arising out of or in connection with a matter that is resolved or cured prior to the Closing Date; and

(iv)	the aggregate liability of Vendor to the Buyer Indemnified Parties for Losses with respect to any breach by Vendor or its Affiliates (including the Conveyed Entities) or Representatives of Section 8.9 shall not exceed the out-of-pocket fees and expenses incurred by the Buyer Indemnified Parties in connection with undertaking the Debt Financing.

(b)	Each Indemnified Party shall use commercially reasonable efforts to mitigate his, her or its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder. In the event an Indemnified Party fails to so use commercially reasonable efforts to mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that reasonably would have been avoided had the Indemnified Party made such efforts. Without limiting the generality of the foregoing, after an Indemnified Party acquires knowledge of any fact or circumstance that results in or would reasonably be expected to result in an indemnifiable Loss or a Third-Party Claim for which the Indemnifying Party may be required to indemnify such Indemnified Party, such Indemnified Party shall notify the Indemnifying Party promptly; provided that failure to so provide such notice shall not relieve the Indemnifying Party of its indemnification obligations except, and only to the extent that, as a result of such failure, the Indemnifying Party was prejudiced by such failure.

12.6         Third-Party Claim Indemnification Procedures.

(a)	In the event that any written claim or demand for which an Indemnifying Party may have liability to any Indemnified Party hereunder is asserted against or sought to be collected from any Indemnified Party by a third party (other than those relating to Taxes, which are the subject of Section 11.3) (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than ten (10) Business Days following such Indemnified Party’s receipt of a Third-Party Claim, notify the party or parties from whom indemnification is sought (collectively, the “Indemnifying Party”) in writing of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third-Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”). However, the failure to give prompt notice will not affect the rights or obligations of the Indemnifying Party except and only to the extent that, as a result of such failure, the Indemnifying Party was prejudiced by such failure. Subject to the consent rights of any R&W Insurer or other limitations in the R&W Insurance Policy, the Indemnifying Party shall have fifteen (15) Business Days (or such lesser number of days set forth in the Claim Notice as may be required by court proceedings in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it will assume the defense of the Indemnified Party against such Third-Party Claim.

(b)	In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it will assume the defense of the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to reasonably participate in any such defense and to employ a single separate counsel of its choosing; provided, however, that the Indemnifying Party shall be liable for the reasonable fees, costs and expenses of the counsel employed by the Indemnified Party if the joint representation of the Indemnifying Party and the Indemnified Party by a single law firm with respect to such Third-Party Claim involved conflicts of interest and the Indemnified Party determines, based on the advice of outside counsel, that joint representation would be inappropriate. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third-Party Claim if such settlement: (i) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all Liability in respect of such Third-Party Claim; or (ii) would result in: (A) the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or any of its Affiliates; or (B) a finding or admission of a violation of Law, wrongdoing or violation of the rights of any Person by the Indemnified Party or any of its Affiliates.

(c)	If the Indemnifying Party elects not to, or is deemed to elect not to, defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its so intention to assume the defense, the Indemnified Party shall have the right, but not the obligation, to assume its own defense (and the Indemnifying Party shall be liable for the reasonable documented fees and expenses of counsel incurred by the Indemnified Party in defending such Third-Party Claim, but not in duplication of any such amounts claimed by such Indemnified Party as Losses in connection therewith), it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnified Party: (i) shall diligently defend such Third-Party Claim; and (ii) may not enter into a settlement thereof without obtaining approval of the Indemnifying Party (which approval shall not be unreasonably withheld, delayed or conditioned) unless the Indemnified Party will not be seeking indemnification from the Indemnifying Party for any amounts paid pursuant to such settlement thereof or for any other consequences of such Third-Party Claim.

(d)	Subject to the limitations set forth in Section 12.6(e), the Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing reasonable access to each other’s relevant business records and other documents and employees.

(e)	The Indemnified Party and the Indemnifying Party shall use commercially reasonable efforts to avoid production of confidential information (consistent with applicable Law) and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work product privileges or protections. For the avoidance of doubt, nothing in this Section 12.6 shall be construed as a waiver by an Indemnified Party or an Indemnifying Party of any privilege, including any privilege associated with separate counsel as described herein.

12.7         Payments.

The Indemnifying Party shall pay all amounts payable pursuant to this Article 12, by wire transfer of immediately available funds, promptly following receipt from an Indemnified Party of notice of a Loss that is the subject of indemnification hereunder, together with all accompanying reasonably detailed back-up documentation, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party (provided, that, in the event of a good faith dispute with respect to a Loss, the Indemnifying Party shall promptly pay the portion of such Loss, if any, that is not subject to dispute). In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than thirty (30) days following any final determination of such Loss and the Indemnifying Party’s liability therefor. A “final determination” shall exist when: (a) the parties to the dispute have reached an agreement in writing; (b) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment; or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties to such dispute have agreed to submit thereto.

12.8         Adjustment to Purchase Price for Tax Purposes.

All payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 12.2 or Section 12.3 hereof shall be treated as adjustments to the Purchase Price for Tax purposes, to the maximum extent permitted by Law.

12.9         Adjustments to Losses.

(a)	In calculating the amount of any Loss, the proceeds received or reasonably expected to be received by the Buyer Indemnified Parties or the Vendor Indemnified Parties, as the case may be, under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person in respect of such Loss (net of any reasonable expenses and Taxes incurred in obtaining or receiving such proceeds) shall be deducted. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement. In the event that an Indemnified Party has any rights against a third party (other than any R&W Insurer) with respect to any occurrence, claim or Loss that results in a payment by an Indemnifying Party under this Article 12, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that, until the Indemnified Party recovers full payment of the Loss, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment are hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b)	If an Indemnified Party recovers an amount from a third party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article 12, the Indemnified Party shall promptly remit to the Indemnifying Party the amount, if any, by which (i) the sum of (A) the amount paid by the Indemnifying Party to such Indemnified Party in respect of such Loss plus (B) the amount received from the third party in respect thereof (net of any reasonable expenses and Taxes incurred in obtaining or receiving such amount) exceeds (ii) the full amount of the Indemnifying Party’s portion of such Loss.

12.10         Remedies; Exclusive Remedy.

(a)	Except in the case of Fraud and as otherwise provided in Sections 2.8(f) and 13.9, and this Article 12 and any other Transaction Document, from and after the Closing: (i) the rights and remedies under this Article 12 are exclusive and in lieu of any and all other rights and remedies that the Vendor Indemnified Parties may have against Buyer or the Buyer Indemnified Parties may have against Vendor with respect to the breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement; (ii) the remedies expressly provided in this Agreement shall constitute the sole and exclusive basis for and means of recourse between the Parties with respect to the Transactions; and (iii) each of Vendor and Buyer, respectively, from and after the Closing, expressly waives any and all other rights, remedies and causes of action it or its Affiliates may have against the other Party, now or in the future under any Law (including any right on the part of any Party to rescind this Agreement, any of the other Transaction Documents or the Transactions) for any Losses relating to or arising out of this Agreement or the Transactions, including with respect to the breach of any representation or warranty or any failure to perform any covenant or agreement set forth in this Agreement.

(b)	Without limiting Section 12.10(a), Buyer, on behalf of itself, its Affiliates and its and their respective Representatives (the “Covered Parties”) acknowledge and agree that:

(i)	except in the case of Fraud, the Covered Parties’ sole source of indemnification and recovery for Losses based upon, arising out of, or otherwise in respect of the representations and warranties in Article 3 and Article 4, shall be the R&W Insurance Policy, and no Covered Party shall directly or indirectly otherwise pursue any right, claim or action for indemnification, contribution or recovery against Vendor in respect of such Losses; and

(ii)	Buyer, on behalf of itself and its Covered Parties, further acknowledges and agrees that the provisions of this Section 12.10(b) shall apply regardless of whether:

(A)	Buyer has obtained at Closing or has maintained following Closing the R&W Insurance Policy or has failed to obtain or failed to maintain a R&W Insurance Policy, or has determined that it will not obtain a R&W Insurance Policy prior to Closing or at any time;

(B)	a R&W Insurance Policy is revoked, cancelled or modified in any manner after issuance; or

(C)	any Covered Party makes a claim under the applicable R&W Insurance Policy and such claim is denied by the R&W Insurer.

12.11         Tax Indemnification.

To the extent that Vendor may be liable for indemnification for any Taxes under both Section 11.3 and this Article 12, Vendor shall only be liable under Section 11.3.

ARTICLE 13

MISCELLANEOUS

13.1         Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when delivered to the addressee if sent by a nationally recognized overnight courier (return receipt requested), (c) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, or (d) on the date sent by email (upon affirmative reply by email by the intended recipient that such email was received) if sent during normal business hours of the recipient or on the next Business Day if sent after normal business hours of the recipient. Such communications must be sent to Vendor and Buyer, respectively, at the following addresses or e-mail addresses (or at such other address or e-mail address for such Party as shall be specified for such purpose in a notice given in accordance with this Section 13.1):

If to Vendor:

SEMCO Energy, Inc.

1411 Third Street, Suite A

Port Huron, MI 48060

United States of America

E-Mail: [*****]

Attn: Mark A. Moses

With a copy (which shall not constitute notice) to:

AltaGas Ltd.

1700, 355 4th Ave. SW
Calgary, AB T2P 0J1
Canada

Email: [*****]

Attn: General Counsel

If to Buyer or Buyer Parent:

Alaska Utility Holdings Inc.
c/o TriSummit Utilities Inc.
2100, 444 – 5th Avenue SW
Calgary, Alberta T2P 2T8
Canada

Email: [*****]

Attn: Executive Vice President, General Counsel and Corporate Secretary

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

United States of America

Email: [*****]

Attn: David Kurzweil

13.2         Amendment; Waiver.

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except as otherwise specifically provided in Article 12. Notwithstanding anything to the contrary in this Agreement, neither Section 13.8 nor Section 13.16 may be waived in a manner that is adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.

13.3         Binding Effect; Assignment.

This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Neither Buyer nor Vendor may assign any of its rights or delegate any of its obligations under this Agreement (for the avoidance of doubt, no merger or sale of securities of Buyer or Vendor or any entity that directly or indirectly Controls any of Buyer or Vendor shall constitute an assignment hereunder) without the prior written consent of the other Party and any attempted or purported assignment in violation of this Section 13.3 shall be null and void. Buyer Parent may not assign any of its rights or delegate any of its obligations under this Agreement (for the avoidance of doubt, no merger or sale of securities of Buyer Parent or any entity that directly or indirectly Controls Buyer Parent shall constitute an assignment hereunder) without the prior written consent of Vendor, which consent may be arbitrarily withheld, and any attempted or purported assignment in violation of this Section 13.3 shall be null and void.

13.4         No Third Party Beneficiaries.

Subject to the provisions of Section 10.2, Section 11.6, Article 12 (provided, however, any claim for indemnity hereunder on behalf of an Vendor Indemnified Party or a Buyer Indemnified Party must be made and administered by a Party), Section 13.3 and Section 13.16, this Agreement is solely for the benefit of (a) Vendor and its successors and permitted assigns with respect to the obligations of Buyer under this Agreement and (b) Buyer and its successors and permitted assigns with respect to the obligations of Vendor under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, Liability, reimbursement, cause of action or other right. Except as set forth in the immediately preceding sentence, nothing in this Agreement, express or implied, is intended to confer upon any Person other than the Parties and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance with this Agreement without notice or Liability to any other Person that is not a Party. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

13.5         Entire Agreement.

This Agreement (including all Schedules and Exhibits) and the other Transaction Documents contain the entire agreement between Vendor and Buyer with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement which shall remain in full and force effect until the Closing.

13.6         Fulfillment of Obligations.

Any obligation of any Party to any other Party under this Agreement or any of the other Transaction Documents that is performed, satisfied or fulfilled completely by an Affiliate of such Party shall be deemed to have been performed, satisfied or fulfilled by such Party. Each party to each of the Transaction Documents shall cause its Subsidiaries and Affiliates to perform all actions, agreements and obligations set forth herein or therein requiring the performance of any such Subsidiary or Affiliate (including any entity that becomes a Subsidiary or Affiliate of such party on or after the date hereof).

13.7         Expenses.

Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be borne by the Party hereto incurring such costs and expenses; provided that all costs and expenses incurred by the Conveyed Entities prior to the Closing in connection with this Agreement and the Transactions shall be borne by Vendor.

13.8         Governing Law; Submission to Jurisdiction; Selection of Forum.

(a)	This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the Laws of New York.

(b)	The Parties hereby irrevocably submit to the exclusive jurisdiction of the state or federal courts located in the County of New York, State of New York for the resolution of any dispute, controversy or claim of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such Liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at Law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions brought by any other party or its successors or assigns (except to the extent of a dispute, controversy or claim submitted to the Independent Accountant pursuant to Section 2.8(f)), and each Party hereby irrevocably agrees that all claims in respect of such dispute, controversy or claim may be heard and determined in such courts. Each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Legal Proceeding based upon, arising out of or relating to this Agreement and the Transactions. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Laws, any objection that they may now or hereafter have to the laying of venue of any such dispute, controversy or claim brought in any such court or any defense of inconvenient forum for the maintenance of such dispute, controversy or claim. Each Party agrees that a judgment may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(c)	EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (I) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

13.9         Specific Performance.

(a)	Each of the Parties acknowledges that its obligations hereunder are unique and that remedies at Law, including monetary damages, will be inadequate in the event it should default in the performance of its obligations under this Agreement. Accordingly, in the event of any breach of any agreement, representation, warranty or covenant set forth in this Agreement, in the case of a breach by the other Party, a Party shall be entitled to equitable relief, without the proof of actual damages, including in the form of an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to order the defaulting Party to affirmatively carry out its obligations under this Agreement, and each of the Parties hereby waives any defense to the effect that a remedy at Law would be an adequate remedy for such breach. Such equitable relief shall be in addition to any other remedy to which each of the Parties are entitled to at Law or in equity as a remedy for such non-performance, breach or threatened breach. Each of the Parties hereby waives any requirements for the securing or posting of any bond with such equitable remedy. The foregoing shall not be deemed to be or construed as a waiver or election of remedies by any of the Parties, each of whom expressly reserves any and all rights and remedies available to it at Law or in equity in the event of any breach or default by the others under this Agreement prior to the Closing.

(b)	Notwithstanding anything to the contrary in this Agreement, it is acknowledged and agreed that Vendor shall be entitled to cause Buyer Parent to enforce the obligations of the Sponsors under the ECLs.

13.10         Disclosure Schedules.

(a)	The sections or subsections of each of the Vendor Disclosure Schedule And the Buyer Disclosure Schedule (each, a “Disclosure Schedule”) are arranged in sections corresponding to the numbered and lettered sections and subsections of this Agreement. Headings inserted in the sections or subsections of a Disclosure Schedule Are for convenience of reference only and shall to no extent have the effect of amending or changing the express terms of the sections or subsections as set forth in this Agreement.

(b)	The disclosure of any matter in any section or subsection of a Disclosure Schedule shall be deemed to be a disclosure under such Disclosure Schedule for all purposes of this Agreement to which such matter would reasonably be expected to be pertinent. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules, or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business, and no Party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules, or exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules, or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business. To the extent cross-references are set forth in any section or subsection of a Disclosure Schedule, such cross-references are intended solely for convenience and are by no means intended as a statement of limitation as to where disclosure is relevant or appropriate.

(c)	The information contained in this Agreement, in the Disclosure Schedules and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any Person of any matter whatsoever, including any violation of Law or breach of Contract.

(d)	Matters disclosed in any section or subsection of a Disclosure Schedule Are not necessarily limited to matters that are required by this Agreement to be disclosed therein. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by this Agreement, and disclosure of such additional matters shall not affect, directly or indirectly, the interpretation of this Agreement or the scope of the disclosure obligations hereunder.

(e)	The reference to any Contract or other documents or materials in any section or subsection of any of a Disclosure Schedule shall be deemed to incorporate by reference, for all purposes set forth in this Section 13.10 and the remainder of this Agreement, all terms and conditions of, and schedules and annexes to, such Contract or other document to the extent made available, prior to the date of this Agreement, to Buyer and its Representatives or Vendor and its Representatives, as applicable.

13.11         Further Assurances.

Each of the Parties shall execute and deliver, or shall cause to be executed and delivered, such documents and other instruments and shall take, or shall cause to be taken, such further actions as may be reasonably required to carry out the provisions of this Agreement and give effect to the Transactions.

13.12         Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

13.13         Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is determined by a court or arbitrator of competent jurisdiction to be invalid or unenforceable in any jurisdiction, (a) such court or arbitrator is expressly authorized to substitute a suitable and equitable provision therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement and the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.14         Conflict between Transaction Documents

The Parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated by this Agreement, this Agreement will govern and control.

13.15         Provision Respecting Representation of Vendor

Each of the Parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, managers, members, officers, employees and Affiliates, (a) that Torys LLP has been retained by, and may serve as counsel to, each and any of Vendor and its Affiliates (other than the Conveyed Entities) (individually and collectively, the “Vendor Group”), on the one hand, and the Conveyed Entities, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the Transactions, (b) that Torys LLP has not acted as counsel for any other Party hereto in connection with the Transactions and that none of the other Parties hereto has the status of a client of Torys LLP for conflict of interest or any other purposes as a result thereof, and (c) that, following consummation of the Transactions, Torys LLP (or any of its successors) may serve as counsel to the Vendor Group or any director, member, partner, manager, officer, employee or Affiliate of any member of the Vendor Group, in connection with any litigation, action, suit, claim, investigation, proceeding or obligation arising out of or relating to this Agreement or the Transactions. Notwithstanding such representation or any continued representation of Vendor, its Affiliates or any of the Conveyed Entities, each of the Parties hereto (on their own behalf and on behalf of their Affiliates) hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties will cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Buyer, the Conveyed Entities and the Vendor Group hereby agree that, in the event that a dispute arises after the Closing between Buyer, and/or the Conveyed Entities on the one hand, and the Vendor Group or their respective Affiliates, on the other hand, Torys LLP may represent the Vendor Group, and/or such Affiliates in such dispute even though the interests of the Vendor Group, and/or such Affiliates may be directly adverse to Buyer or the Conveyed Entities, and even though Torys LLP may have represented the Conveyed Entities in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer or any of the Conveyed Entities. In addition, Buyer agrees that (x) all communications prior to the Effective Time among any member of the Vendor Group and the Conveyed Entities, any of their respective Affiliates, directors, officers, employees or advisors, and Torys LLP that relate to the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Conveyed Entities or the Transactions (the “Protected Vendor Communications”), will be deemed to be privileged and confidential communications, (y) all rights to such Protected Vendor Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to and will be retained by the Vendor Group, and (z) to the extent Buyer or any of its Affiliates (including the Conveyed Entities after the Closing) should discover in its possession after the Closing any Protected Vendor Communications, it will take reasonable steps to preserve the confidentiality thereof and promptly deliver the same to Vendor, keeping no copies, and will not by reason thereof assert any loss of confidentiality or privilege protection. As to any such Protected Vendor Communications, Buyer and each of the Conveyed Entities together with any of their respective Affiliates, successors or assigns, further agree that none of the foregoing may use or rely on any of the Protected Vendor Communications in any action against or involving any of the Vendor Group or Torys LLP after the Closing. The Protected Vendor Communications may be used by the Vendor Group and/or any of their respective Affiliates in connection with any dispute that relates in any way to this Agreement or the Transactions. Notwithstanding the foregoing, in the event that a dispute arises between the Buyer and its Affiliates, on the one hand, and a third party other than the Vendor Group, on the other hand, the Buyer and its Affiliates shall assert the attorney-client privilege with respect to Protected Vendor Communications to prevent disclosure of confidential communications to such third party.

13.16         Non-Recourse

This Agreement may only be enforced against, and any Legal Proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a Party to this Agreement, and then only to the extent of the specific obligations of such Parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any Party to this Agreement or any Conveyed Entity, nor any past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or advisor of any of the foregoing (collectively, the “Non-Parties”), will have any Liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or Liabilities of any of the parties to this Agreement or for any Legal Proceeding based upon, arising out of or related to this Agreement and each Party hereby irrevocably waives and releases all such Liabilities or rights in any Legal Proceedings against any such Non-Party. None of the Conveyed Entities, Vendor or their respective Affiliates shall have any rights or claims against any Debt Financing Source in connection with this Agreement, the Debt Financing or the Transactions, whether at Law or equity, in Contract, in tort or otherwise; provided that the foregoing shall not in any way limit or modify any Debt Financing Source’s Liabilities and obligations to the Conveyed Entities after the Closing under any definitive agreements with respect to the Debt Financing.

13.17         Buyer Parent

Buyer Parent hereby absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and complete performance by Buyer of its payment and other obligations under this Agreement (the “Buyer Guaranteed Obligations”). This is a guarantee of payment (not of collection) and performance. Vendor shall not be obligated to file any claim relating to the Buyer Guaranteed Obligations in the event that Buyer becomes subject to bankruptcy, reorganization or similar proceedings, and the failure of Vendor to so file shall not affect Buyer Parent’s obligations hereunder. Buyer Parent hereby waives promptness, diligence, presentment, demand of performance, demand of payment, filing of any claim, any right to require any proceeding first against Buyer, protest, notice of any kind and all demands whatsoever and all suretyship defenses generally in connection with the performance of its covenants, agreements and obligations set forth in this Section 13.17. Notwithstanding the foregoing, to the extent that all or any portion of the Buyer Guaranteed Obligations are not payable by Buyer in accordance with the terms of this Agreement or pursuant to any other written agreement with Vendor, Buyer Parent shall be similarly relieved of its corresponding obligations under this Section 13.17. Buyer Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 13.17 are knowingly made in contemplation of such benefits.

IN WITNESS WHEREOF, this Purchase and Sale Agreement has been duly executed by each Party set forth below as of the date first written above.

VENDOR:

SEMCO ENERGY, INC.

By:	(signed) “Mark A. Moses”
	Name:	Mark A. Moses
	Title:	Vice President, CFO & Treasurer

BUYER:

ALASKA UTILITY HOLDINGS INC.

By:	(signed) “Jared Green”
	Name:	Jared Green
	Title:	Director

Solely for the purposes of Sections 13.3 and 13.17, BUYER PARENT:

TRISUMMIT CYCLE HOLDING INC.

By:	(signed) “Jared Green”
	Name:	Jared Green
	Title:	President and Chief Executive Officer